Exhibit 10.1
Execution Version

CREDIT AGREEMENT
Dated as of April 2, 2018
among
INOVALON HOLDINGS, INC.
as Borrower
THE INSTITUTIONS FROM TIME TO TIME
PARTIES HERETO AS LENDERS
MORGAN STANLEY SENIOR FUNDING, INC.,
as Administrative Agent
________________________________________________________________________
MORGAN STANLEY SENIOR FUNDING, INC.
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS BANK USA
JPMORGAN CHASE BANK N.A.,

as Joint Lead Arrangers and Joint Bookrunners
________________________________________________________________________

TABLE OF CONTENTS
___________________________

i

EXHIBITS
EXHIBIT A        –    [Reserved]
EXHIBIT B        –    Form of Borrowing/Election Notice
EXHIBIT C         –    Form of Request for Letter of Credit
EXHIBIT D-1     –    Form of Assignment and Assumption
EXHIBIT D-2        –    Form of Affiliated Lender Assignment and Assumption
EXHIBIT E-1        –    Form of Increasing Lender Supplement

EXHIBIT E-2        –    Form of Augmenting Lender Supplement
EXHIBIT F        –    Form of Officer’s Certificate
EXHIBIT G        –    Form of Compliance Certificate
EXHIBIT H        –    Form of Perfection Certificate
EXHIBIT I        –    Form of Supplemental Perfection Certificate
EXHIBIT J        –    Form of Guarantee and Collateral Agreement
EXHIBIT K-1-4    –    F orm of U.S. Tax Compliance Certificates
EXHIBIT L        –    Form of Solvency Certificate
SCHEDULES
Schedule 2.01        –    Commitments
Schedule 6.07        –    Litigation; Loss Contingencies
Schedule 6.08        –    Subsidiaries
Schedule 6.18        –    Environmental Matters
Schedule 7.02        –    Certain Post-Closing Obligations

Schedule 7.03(a)    –    Indebtedness
Schedule 7.03(b)    –    Liens
Schedule 7.03(d)    –    Investments
Schedule 7.03(i)    –    Transactions with Shareholders and Affiliates
Schedule 7.03(j)    –    Restrictive Agreements

v

CREDIT AGREEMENT
This Credit Agreement dated as of April 2, 2018 is entered into among INOVALON HOLDINGS, INC., a Delaware corporation, the institutions from time to time parties hereto as LENDERS and MORGAN STANLEY SENIOR FUNDING, INC., in its capacity as Administrative Agent.
RECITALS
WHEREAS, on the Closing Date, pursuant to the terms of the Agreement and Plan of Merger, dated as of March 6, 2018 (the “Merger Agreement”), by and among the Borrower, New Heights Merger Corporation, a Delaware corporation and a wholly owned subsidiary of the Borrower, Butler Group Holdings, Inc., a Delaware corporation (the “Target”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the stockholder representative, the Borrower intends to acquire (the “Acquisition”) all issued and outstanding Equity Interests of the Target, which indirectly owns all issued and outstanding Equity Interests of ABILITY Network Inc., a Delaware corporation (“ABILITY”);
WHEREAS, in connection therewith, the Borrower has requested that substantially simultaneously with the consummation of the Acquisition, the Lenders provide (i) Revolving Loan Commitments hereunder in an initial aggregate principal amount of $100,000,000 and (ii) Term Loan Commitments hereunder in an initial aggregate principal amount of $980,000,000; and
WHEREAS, the Borrower, the Lenders and the Administrative Agent have agreed to enter into this Agreement in order to set forth the terms and conditions under which the Lenders will, from time to time, provide the Commitments and make loans and extend other financial accommodations thereunder to or for the benefit of the Borrower;
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.01    Certain Defined Terms. In addition to the terms defined above, the following terms used in this Agreement shall have the following meanings, applicable both to the singular and the plural forms of the terms defined.
“ABILITY” is defined in the recitals hereof.
“ABR Loan” means a Loan, or portion thereof, which bears interest by reference to the Alternate Base Rate.
“Acquisition” is defined in the recitals hereof.

“Administrative Agent” means Morgan Stanley Senior Funding, Inc. in its capacity as contractual representative for itself and the Lenders pursuant to Article 11 and any successor Administrative Agent appointed pursuant to Article 11.
“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.
“Advance” means a borrowing hereunder consisting of the aggregate amount of the several Loans made by the Lenders to the Borrower of the same Class and Type and, in the case of Eurodollar Rate Loans, for the same Interest Period.
“Affected Lender” is defined in Section 2.19.
“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto
“Affiliated Lender” means any Affiliate of the Borrower (other than the Borrower or any subsidiary of the Borrower);
“Affiliated Lender Cap” is defined in Section 13.03(g).
“Aggregate Revolving Loan Commitment” means the aggregate of the Revolving Loan Commitments of all the Revolving Lenders, as may be reduced or increased from time to time pursuant to the terms hereof. The initial Aggregate Revolving Loan Commitment is One Hundred Million and 00/100 Dollars ($100,000,000.00).
“Aggregate Term Loan Commitment” means the aggregate of the Term Loan Commitments of all the Term Lenders, as may be reduced or increased from time to time pursuant to the terms hereof. The initial Aggregate Term Loan Commitment is Nine Hundred Eighty Million and 00/100 Dollars ($980,000,000.00).
“Agreement” means this Credit Agreement, as it may be amended, restated, amended and restated, supplemented or otherwise modified and in effect from time to time.
“All-in Yield” means, as to any Indebtedness, the effective interest rate with respect thereto as reasonably determined by the Administrative Agent in consultation with the Borrower, taking into account the interest rate, margin, original issue discount, upfront fees and “LIBOR floors” or “base rate floors”; provided that (i) original issue discount and upfront fees shall be equated to interest rate assuming a four-year life to maturity of such Indebtedness and (ii) customary arrangement, structuring, underwriting, amendment or commitment fees paid solely to the applicable arrangers or agents with respect to such Indebtedness shall be excluded.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1.0% and (c) the Eurodollar Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.0%, provided that, for the avoidance of doubt, the Eurodollar Rate for any day shall be based on the rate appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such page) at approximately 11:00 a.m. London time on such day; provided, further that the Alternate Base Rate shall at no time be less than 0.00% per annum. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Eurodollar Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Eurodollar Rate, respectively.
“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower and its affiliated companies from time to time concerning or relating to bribery or corruption, including, without limitation, the U.S. Foreign Corrupt Practices Act, as amended, and the UK Bribery Act 2010.
“Applicable Commitment Fee Percentage” means, as at any date of determination, the rate per annum then applicable in the determination of the amount payable under Section 2.14(c)(i) as set forth in the Pricing Schedule.
“Applicable L/C Fee Percentage” means, as at any date of determination, the rate per annum then applicable in the determination of the amount payable under Section 3.08(a) as set forth in the Pricing Schedule.
“Applicable Margin” means, as at any date of determination, (i) with respect to Closing Date Term Loans, (a) 2.50%, in the case of ABR Loans and (b) 3.50%, in the case of Eurodollar Rate Loans and (ii) with respect to Revolving Loans, the Applicable Commitment Fee Percentage and the Applicable L/C Fee Percentage, as set forth below for the appropriate level:

Level	Senior Secured Net Leverage Ratio	Applicable Margin for Eurodollar Rate Loans	Applicable Margin for ABR Loans	Applicable L/C Fee Percentage	Applicable Commitment Fee Percentage
I	> 4.00 to 1.00	3.50%	2.50%	3.50%	0.375%
II	≤ 4.00 to 1.00	3.25%	2.25%	3.25%	0.25%
Any increase or decrease in the Applicable Margin resulting from a change in the Senior Secured Net Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 7.01(a)(iii); provided that at the option of the Administrative Agent or the Required Lenders, the higher pricing level (i.e., Pricing Level I) shall apply (x) as of the first Business Day after the date on which a Compliance Certificate was required to have been delivered but was not delivered, and shall continue to so apply to and including the date on which such Compliance Certificate is so delivered (and thereafter the pricing level otherwise determined in accordance with this definition shall apply) and (y) as of the first Business Day after an Event of Default under Section 8.01(a) shall have occurred and be continuing, and shall continue to so apply to but excluding the date on which such Event of Default is cured or waived (and thereafter the pricing level otherwise determined in accordance with this definition shall apply).
“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) an entity or an Affiliate of an entity that administers or manages a Lender.
“Arrangers” means with respect to the Revolving Facility, the Closing Date Term Loan Commitments and the Closing Date Term Loans, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., Goldman Sachs Bank USA and JPMorgan Chase Bank, N.A., in their respective capacities as the joint lead arrangers and joint bookrunners for the loan transaction evidenced by this Agreement.
“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 13.03), and accepted by the Administrative Agent, in the form of Exhibit D or any other form approved by the Administrative Agent.
“Augmenting Lender” is defined in Section 2.05(b).
“Augmenting Lender Supplement” is defined in Section 2.05(b).
“Authorized Officer” means the Chief Executive Officer, the Chief Financial Officer, Vice Chairman, any President, the Chief Accounting Officer, any Executive Vice President, any Senior Vice President, the Treasurer or the Secretary of the Borrower.
“Available Amount” means, as of any date of determination, an amount not less than zero, determined on a cumulative basis equal to, without duplication:
(a)    $25,000,000, plus
(b)    Available Retained ECF Amount (the amount under this clause (b), the “Growth Amount”), plus
(c)    the cumulative amount of net cash proceeds received by the Borrower (other than from a Restricted Subsidiary) from the sale of Equity Interests of the Borrower after the Closing

Date and on or prior to the applicable date of determination (including upon exercise of warrants or options), plus
(d)    cash amounts of any returns, dividends, profits, distributions and similar amounts received on, any Investment made pursuant to Section 7.03(d) (including in any Unrestricted Subsidiary), up to the amount of the original Investment, during the period from the Business Day immediately following the Closing Date through and including the date of determination, plus
(e)    in the event that the Borrower re-designates any Unrestricted Subsidiary as a Restricted Subsidiary after the Closing Date (which, for purposes hereof, shall be deemed to also include the merger, consolidation, liquidation or similar amalgamation of any Unrestricted Subsidiary into the Borrower or any Restricted Subsidiary, so long as the Borrower or such Restricted Subsidiary is the surviving Person), the lesser of (x) the fair market value (as determined in good faith by the Borrower) of the Investments of the Borrower and its Restricted Subsidiaries in such Unrestricted Subsidiary at the time of such re-designation or merger or consolidation and (y) the fair market value of the original Investments by the Borrower and its Restricted Subsidiaries in such Unrestricted Subsidiary, in each case to the extent such Investment was made using the Available Amount; plus
(f)    Declined Proceeds, minus
(g)    any amount of the Available Amount used to make Investments pursuant to Section 7.03(d) after the Closing Date and prior to the applicable date of determination, minus
(h)    any amount of the Available Amount used to make Restricted Payments pursuant to Section 7.03(h)(i)(G) after the Closing Date and prior to the applicable date of determination, minus
(i)    any amount of the Available Amount used to make payments in respect of Indebtedness pursuant to Section 7.03(h)(ii)(E) after the Closing Date and prior to the date of determination.
“Available Retained ECF Amount” means, at any date of determination, the portion of Excess Cash Flow, determined on a cumulative basis for all fiscal years of the Borrower (commencing with the fiscal year ending December 31, 2019) that was not required to be applied to prepay Term Loans pursuant to Section 2.04(b)(ii); provided that in no event shall the “Available Retained ECF Amount” be less than $0.
“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.
“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule

“Banking Services” means each and any of the following bank services: (a) credit cards for commercial customers (including, without limitation, commercial credit cards and purchasing cards), (b) stored value cards and (c) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) and (d) any arrangements or services similar to any of the foregoing.
“Banking Services Obligations” means any and all obligations of the Borrower or any Restricted Subsidiary, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services provided by a Cash Management Bank.
“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.
“Bankruptcy Plan” is defined in Section 13.01(g)(vii)(A).
“Board” means the Board of Governors of the Federal Reserve System of the United States of America.
“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers or, if there is no such board, the managing member of such Person, (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing or any committee thereof duly authorized to act on behalf thereof.
“Borrower” means Inovalon Holdings, Inc., a Delaware corporation, together with its successors and assigns, including a debtor-in-possession on behalf of the Borrower.
“Borrower Refinancing” is defined in Section 5.01(j).
“Borrowing Date” means a date on which an Advance is made hereunder.

“Borrowing/Election Notice” is defined in Section 2.07.
“Business Day” means (i) with respect to any borrowing, payment or rate selection of Loans bearing interest at the Eurodollar Rate, a day (other than a Saturday or Sunday) on which banks are open for business in New York, New York and on which dealings in Dollars are carried on in the London interbank market and (ii) for all other purposes a day (other than a Saturday or Sunday) on which banks are open for business in New York, New York.
“Capital Stock” means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
“Capitalized Lease” of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP, provided, that for purposes of calculations made pursuant to the terms of this Agreement, GAAP will be deemed to treat leases in a manner consistent with its current treatment under generally accepted accounting principles as of the Closing Date, notwithstanding any modifications or interpretive changes thereto that may occur thereafter.
“Capitalized Lease Obligations” of a Person means the amount of the obligations of such Person under Capitalized Leases which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP and, for the purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.
“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by the Borrower and the Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of the Borrower and its Restricted Subsidiaries.
“Cash Equivalents” means (i) marketable direct obligations issued or unconditionally guaranteed by the United States government and backed by the full faith and credit of the United States government; (ii) domestic and Eurodollar certificates of deposit and time deposits, bankers’ acceptances and floating rate certificates of deposit issued by any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, any foreign bank, or its branches or agencies (fully protected against currency fluctuations for any such deposits with a term of more than ninety (90) days); (iii) shares of money market, mutual or similar funds having assets in excess of $100,000,000 and at least 95.0% of the investments of which are limited to investment grade securities (i.e., securities rated at least Baa by Moody’s or at least BBB by S&P); and (iv) commercial paper of United States and foreign banks and bank holding companies and their subsidiaries and United States and foreign finance, commercial industrial or utility companies which, at the time of acquisition, are rated A-1 (or better) by S&P or P-1 by Moody’s; provided that the maturities of such Cash Equivalents described in the foregoing clauses (i) through (iv) shall not exceed 365 days; (v) repurchase obligations of any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, any foreign bank, or its branches or agencies having a term not more than thirty (30) days, with respect to securities issued or fully guaranteed or insured by the United States government; (vi) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth, territory, political subdivision, taxing authority or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least BBB by S&P or at least Baa by Moody’s; (vii) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any commercial bank organized under the laws of the United States, any state thereof or the District of Columbia (which commercial bank shall have a short-term debt rating of A-1 (or better) by S&P or P-1 by Moody’s), or by any foreign bank (which foreign bank shall have a rating of B or better from Thomson BankWatch Global Issuer Rating or, if not rated by Thomson BankWatch Global Issuer Rating, which foreign bank shall be an institution acceptable to the Administrative Agent), or its branches or agencies; (viii) freely marketable securities traded or listed on the New York Stock Exchange or NASDAQ issued by corporate issuers having corporate debt ratings of at least BBB by S&P or at least Baa by Moody’s; or (ix) shares of money market mutual or similar funds at least 95.0% of the assets of which are invested in the types of investments satisfying the requirements of clauses (i) through (viii) of this definition.
“Cash Management Bank” means any Person that is the Administrative Agent, a Lender or an Affiliate thereof as of the date of this Agreement (in the case of agreements to provide Bank Services entered into on or before the date of this Agreement) or as of the date of entering into an agreement to provide Banking Services to the Borrower or any Restricted Subsidiary.
“CFC” means a “controlled foreign corporation” within the meaning of Section 957(a) of the Code.
“CFC Holdco” means a Domestic Subsidiary with no material assets other than Capital Stock of one or more Foreign Subsidiaries that are CFCs.
“Change in Law” means the occurrence, after the Closing Date (or with respect to any Lender, if later, the date on which such Lender becomes a Lender), of any of the following: (a) the adoption or taking effect of any rule, regulation, treaty or other law, (b) any change in any rule, regulation, treaty or other law or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted, promulgated or issued.
“Change of Control” means an event or series of events by which:
(i)    any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) other than the Permitted Holders becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of thirty five percent (35.0%) or more of the voting power of the then outstanding Capital Stock of the Borrower entitled to vote generally in the election of the members of the Board of Directors of the Borrower;
(ii)    other than as a result of a transaction not prohibited under the terms of this Agreement, the Borrower (a) shall cease to own, of record and beneficially, with sole voting and dispositive power, 100.0% of the outstanding shares of Capital Stock of each of the Subsidiary Guarantors or (b) shall cease to have the power, directly or indirectly, to elect all of the members of the Board of Directors of each of the Subsidiary Guarantors; or
(iii)    the Borrower consolidates with or merges into another corporation or conveys, transfers or leases all or substantially all of its property to any Person, or any corporation consolidates with or merges into the Borrower, in either event pursuant to a transaction in which the outstanding Capital Stock of the Borrower is reclassified or changed into or exchanged for cash, securities or other property.
“Charge” is defined in Section 10.15.
“Class” when used in reference to (a) any Loan or Advance, refers to whether such Loan, or the Loans comprising such Advance, are Revolving Loans or Term Loans, (b) any Commitment, refers to whether such Commitment is a Revolving Loan Commitment or Term Loan Commitment and (c) any Lender, refers to whether such Lender has a Loan or Commitment with respect to a particular Class of Loans or Commitments.
“Closing Date” means the date on which the conditions precedent specified in Section 5.01 are satisfied (or waived in accordance with Section 9.03) on which the Term Loans are advanced and Revolving Loans may be advanced and/or Letters of Credit may be issued hereunder, which shall not be later than July 6, 2018 (as extended pursuant to, and subject to the conditions set forth in, Section 15 of the Commitment Letter).
“Closing Date Material Adverse Effect” has the meaning given to the term “Material Adverse Effect” in the Merger Agreement.
“Closing Date Term Lender” means each Term Lender with a Closing Date Term Loan Commitment or a Closing Date Term Loan.

“Closing Date Term Loan” means each Term Loan made on the Closing Date pursuant to the first sentence of Section 2.01(b).
“Closing Date Term Loan Commitment” means the obligation of each Lender to make Closing Date Term Loans on the Closing Date not exceeding the amount set forth on Schedule 2.01 to this Agreement opposite its name thereon under the heading “Term Loan Commitment”.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral” means any and all assets, whether real or personal, tangible or intangible, on which Liens are granted or purported to be granted pursuant to the Collateral Documents as security for the Secured Obligations.
“Collateral Agreement” means the Guarantee and Collateral Agreement among the Borrower, the other Loan Parties and the Administrative Agent, substantially in the form of Exhibit J, together with all supplements thereto.
“Collateral and Guarantee Requirement” means, at any time, the requirement that:
(i)    the Administrative Agent shall have received from the Borrower and each Subsidiary Guarantor either (a) a counterpart of the Collateral Agreement, duly executed and delivered on behalf of such Person, or (b) in the case of any Person that becomes a Subsidiary Guarantor after the Closing Date, a supplement to the Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Person, together with such documents and opinions with respect to such Subsidiary Guarantor as may reasonably be requested by the Administrative Agent;
(ii)    all Equity Interests directly owned by any Loan Party shall have been pledged pursuant to, and to the extent required by, the Collateral Agreement and the Administrative Agent shall, to the extent required by the Collateral Agreement, have received certificates or other instruments representing all such certificated Equity Interests (if any), together with undated stock powers or other instruments of transfer with respect thereto endorsed in blank; provided, however, that (a) the Loan Parties shall not be required to pledge more than 65% of any Equity Interests entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) of any CFC or CFC Holdco or enter into any pledge agreement governed by the laws of any jurisdiction outside the United States with respect thereto and (b) there shall be no requirement to pledge any Equity Interests of a direct or indirect Subsidiary of a CFC Holdco or a Foreign Subsidiary that is a CFC;
(iii)    all Indebtedness for borrowed money of the Borrower and any Subsidiary and all Indebtedness for borrowed money of any other Person, in each case that is owing to any Loan Party and in a principal amount of $10,000,000 or more, shall be evidenced by a promissory note and shall have been pledged pursuant to the Collateral Agreement, and the

Administrative Agent shall have received all such promissory notes, together with undated instruments of transfer with respect thereto endorsed in blank;
(iv)    all documents and instruments, including UCC financing statements, required by the Collateral Documents or this Agreement with the priority required by the Collateral Documents shall have been filed, registered or recorded or delivered to the Administrative Agent for filing, registration or recording;
(v)    the Administrative Agent shall have received (or shall receive within ninety (90) days after the Closing Date with respect to Mortgaged Properties on the Closing Date) (i) counterparts of a Mortgage with respect to each Mortgaged Property duly executed and delivered by the record owner of such Mortgaged Property, (ii) a policy or policies of title insurance, naming the Administrative Agent as the insured for the benefit of the Credit Parties, issued by a nationally recognized title insurance company reasonably acceptable to the Administrative Agent insuring the Lien of each such Mortgage as a valid and enforceable Lien on the Mortgaged Property described therein, free of any other Liens except as permitted under Section 7.03(b), together with such endorsements, coinsurance and reinsurance as the Administrative Agent may reasonably request, (iii) prior to the execution and delivery of each Mortgage, a completed “Life-of-Loan” Federal Emergency Management Agency standard flood hazard determination with respect to the Mortgaged Property encumbered by such Mortgage (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower), and if any Mortgaged Property is located in an area determined by the Federal Emergency Management Agency to have special flood hazards, a copy of, or a certificate as to coverage under, and a declaration page relating to, the flood insurance policies required by Section 7.02(e) and the applicable provisions of the Collateral Documents, each of which shall (v) be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable or mortgagee endorsement (as applicable), (w) identify the addresses of each property located in a special flood hazard area, (x) indicate the applicable flood zone designation, the flood insurance coverage and the deductible relating thereto, (y) provide that to the extent commercially available the insurer will give the Administrative Agent forty-five (45) days written notice of cancellation or non-renewal and (z) shall be otherwise in form and substance reasonably satisfactory to the Administrative Agent, and (iv) such surveys, abstracts, appraisals, legal opinions and other documents as the Administrative Agent may reasonably request with respect to any such Mortgage or Mortgaged Property;
(vi)    the Administrative Agent shall have received a counterpart, duly executed and delivered by the applicable Loan Party and the applicable depositary bank or securities intermediary, as the case may be, of a Control Agreement with respect to (i) each Deposit Account maintained by any Loan Party and (ii) each securities account maintained by any Loan Party with any securities intermediary, in each case, other than Excluded Accounts, within the time periods required by the Collateral Agreement; and

(vii)    each Loan Party shall have obtained all material consents and approvals required in connection with the execution and delivery of all Collateral Documents to which it is a party and the performance of its obligations thereunder.
Notwithstanding the foregoing provisions of this definition or anything in this Agreement or any other Loan Document to the contrary, (a) the foregoing provisions of this definition shall not require the creation or perfection of pledges of or security interests in, or the obtaining of title insurance or, subject to the requirements of applicable law, flood insurance, legal opinions, appraisals, surveys or other deliverables with respect to, particular assets of the Loan Parties, or the provision of Guarantees of the Obligations by any Restricted Subsidiary, if and for so long as the Administrative Agent, in consultation with the Borrower, reasonably determines that the cost of creating or perfecting such pledges or security interests in such assets, or obtaining such title insurance or flood insurance, legal opinions, appraisals, surveys or other deliverables in respect of such assets, or providing such Guarantees (including taking into account any material adverse Tax consequences to the Borrower and its Subsidiaries, including the imposition of withholding or other material Taxes), shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (b) Liens required to be granted from time to time pursuant to the term “Collateral and Guarantee Requirement” shall be subject to exceptions and limitations set forth in the Collateral Documents, (c) no perfection actions shall be required with respect to motor vehicles or other assets subject to certificates of title, (d) no perfection actions shall be required with respect to commercial tort claims reasonably expected to result in a recovery of less than $10,000,000 individually and no perfection shall be required with respect to promissory notes evidencing debt for borrowed money in a principal amount of less than $10,000,000 individually, (f) no actions in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction shall be required to be taken to create any security interests in assets located or titled outside of the United States or to perfect or make enforceable any security interest in any such assets (it being understood that there shall be no security agreements or pledge agreements governed under any non-U.S. jurisdiction, (g) no landlord lien waivers, estoppels or collateral access agreements or letters shall be required, (h) no actions shall be required to perfect a security interest in letter of credit rights (other than the filing of UCC financing statements), (i) no Loan Party shall be required to enter into a Control Agreement with respect to Excluded Accounts, and (j) in no event shall the Collateral include any Excluded Assets. The Administrative Agent may in its sole discretion, grant extensions of time for the creation and perfection of security interests in (including delivery of promissory notes as required by clause (iii) above) or the obtaining of title insurance or, subject to the requirements of applicable law, flood insurance, legal opinions, appraisals, surveys or other deliverables with respect to particular assets or the provision of any guarantee by any Subsidiary Guarantor (including extensions beyond the Closing Date or in connection with assets acquired, or Subsidiary Guarantors formed or acquired, after the Closing Date) where it determines that such extension is necessary or appropriate.
“Collateral Documents” means the Collateral Agreement, each Control Agreement, each Mortgage, each IP Security Agreement and each other document granting or purporting to grant a Lien upon any assets of any Loan Party as security for payment of the Secured Obligations.

“Commission” means the Securities and Exchange Commission of the United States of America and any Person succeeding to the functions thereof.
“Commitment Fee” is defined in Section 2.14(c)(i).
“Commitment Letter” means the Amended and Restated Commitment Letter, dated as of March 15, 2018, by and among the Borrower and the Arrangers.
“Commitments” means the Revolving Loan Commitments and the Term Loan Commitments.
“Communications” means, collectively, any written notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein that is distributed to the Administrative Agent or any Lender by means of electronic communications pursuant to Section 10.17(b), including through the Platform.
“Compliance Certificate” is defined in Section 7.01(a)(iii).
“Compliance Requirement” means, at any time, any Advance or other extension of credit under the Revolving Facility (other than any Letter of Credit that has been cash collateralized in full) is outstanding.
“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.
“Consolidated Assets” means the total assets of the Borrower and its Restricted Subsidiaries on a consolidated basis.
“Consolidated Capital Expenditures” means, for any period for the Borrower and its Restricted Subsidiaries, without duplication, all expenditures (whether paid in cash or other consideration and including deferred and accrued liabilities) during such period that, in accordance with GAAP, are or should be included in additions to property, plant and equipment or similar items (including Capitalized Software Expenditures) reflected in the consolidated statement of cash flows for such period; provided that Consolidated Capital Expenditures shall not include, for purposes hereof, (a) expenditures in connection with any acquisition of a Person or line of business permitted hereunder or (b) expenditures of proceeds of insurance settlements, condemnation awards and other settlements in respect of lost, destroyed, damaged or condemned assets, equipment or other property to the extent such expenditures are made to replace or repair such lost, destroyed, damaged or condemned assets, equipment or property.
“Consolidated Current Assets” means, as at any date of determination, the consolidated current assets of the Borrower and its Restricted Subsidiaries that may properly be classified as current assets in conformity with GAAP, excluding cash and Cash Equivalents.

“Consolidated Current Liabilities” means, as at any date of determination, the consolidated current liabilities of the Borrower and its Restricted Subsidiaries that may property be classified as current liabilities in conformity with GAAP, excluding, without duplication, the current portion of any long-term Indebtedness.
“Consolidated EBITDA” means, for any period, on a consolidated basis for the Borrower and its Restricted Subsidiaries, Consolidated Net Income for such period, plus (a) without duplication and to the extent deducted (and not added back) in determining such Consolidated Net Income, the sum of (i) Consolidated Interest Expense and, to the extent not included therein, bank and letter of credit fees and the cost of surety bonds in connection with financing activities (including imputed interest expense in respect of Capital Lease Obligations and Synthetic Lease Obligations) for such period, (ii) consolidated income tax expense for such period, (iii) depreciation expense for such period, (iv) amortization expense (including amortization of deferred financing fees) for such period, (v) any non-cash losses, charges and expenses for such period, including without limitation non-cash compensation charges and asset impairment charges (such as residual fixed assets, unamortized intangible assets and goodwill) (except any non-cash charges that require accrual of a reserve for anticipated future cash payments for any period), (vi) any losses during such period attributable to early extinguishment of Indebtedness or obligations under any Swap Agreement, (vii) any fees, losses and expenses paid or premiums and penalties incurred during such period in connection with (A) the Acquisition or this Agreement, in the case of this clause (A) paid or incurred on or prior to the Closing Date or prior to the end of the first full fiscal quarter ending after the Closing Date and (B) the issuance or incurrence of Indebtedness or Equity Interests, Permitted Acquisitions (whether or not consummated), other Investments consisting of acquisitions or assets or equity constituting a business unit, line of business, division or entity (whether or not consummated) and permitted asset sales (whether or not consummated), other than asset sales effected in the ordinary course of business, in the case of this clause (B), including non-operating or non-recurring professional fees, costs and expenses related thereto, (viii) any net after-tax extraordinary, unusual or nonrecurring losses, costs, charges or expenses during such period, (ix) any restructuring charges, accruals, reserves and business optimization expenses during such period, (x) one-time compensation charges, consolidation, transition, integration or other similar charges and expenses, contract termination costs, excess pension charges, system establishment charges, start-up or closure or transition costs, expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, fees, expenses or charges relating to curtailments or modifications to pension and post-retirement employee benefit plans, litigation settlements or losses outside the ordinary course of business, (xi) any net cost savings, operating expense reductions and synergies projected by the Borrower to result from actions taken during such period that (A) are reasonably expected to be realized within eighteen (18) months of the applicable action as set forth in reasonable detail on a certificate of an Authorized Officer delivered to the Administrative Agent, (B) are calculated on a basis consistent with GAAP and are, in each case, reasonably identifiable, factually supportable, and expected to have a continuing impact on the operations of the Borrower and its Restricted Subsidiaries; provided, that the aggregate amount of any such cost savings, operating expense reductions and synergies added back pursuant to this clause (xi) for any applicable period, shall not exceed in the aggregate 25% of Consolidated EBITDA for such period (as calculated before giving effect to such adjustments), (xii) unrealized losses due to foreign exchange adjustments (including, without limitation, losses and expenses in connection with currency and exchange rate fluctuations) and (xiii) losses, expenses or charges (including all fees and expenses or charges relating thereto) (A) from abandoned, closed, disposed or discontinued operations and any losses on disposal of abandoned, closed or discontinued operations and (B) attributable to business dispositions or asset dispositions (other than in the ordinary course of business) as determined in good faith by the Borrower, and minus (b) without duplication (i) to the extent not deducted in determining such Consolidated Net Income, all cash payments made during such period on account of non-cash charges that were or would have been added to Consolidated Net Income in such period or in a previous period and pursuant to clause (v) above and (ii) to the extent included in determining such Consolidated Net Income, (A) any net after-tax extraordinary, unusual or nonrecurring gains and all non-cash items of income (other than normal accruals in the ordinary course of business) for such period, (B) any gains for such period attributable to early extinguishment of Indebtedness or obligations under any Swap Agreement, all determined on a consolidated basis in accordance with GAAP, (C) unrealized gains due to foreign exchange adjustments (including, without limitation, losses and expenses in connection with currency and exchange rate fluctuations) and (D) gains (1) from abandoned, closed, disposed or discontinued operations and any gains on disposal of abandoned, closed or discontinued operations and (2) attributable to business dispositions or asset dispositions (other than in the ordinary course of business) as determined in good faith by the Borrower; provided that Consolidated EBITDA shall be calculated so as to exclude any unrealized mark-to-market loss or gain that may result from hedging obligations or other derivative instruments as determined in accordance with GAAP.
“Consolidated Interest Expense” means, for any period for the Borrower and its Restricted Subsidiaries, all interest expense on a consolidated basis determined in accordance with GAAP, but including, in any event, the interest component under Capitalized Leases, Synthetic Lease Obligations and any premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by the Borrower or any Restricted Subsidiary. Except as expressly provided otherwise, the applicable period shall be the four consecutive fiscal quarters of the Borrower ending as of the date of determination.
“Consolidated Net Income” means, for any period, the net income or loss of the Borrower and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income of any Person (other than the Borrower) that is not a Restricted Subsidiary except to the extent of the amount of cash dividends or similar cash distributions actually paid by such Person to the Borrower or, subject to clauses (b) and (c) below, any of the Restricted Subsidiaries during such period, (b) the income of, and any amounts referred to in clause (a) above paid to, any Restricted Subsidiary (other than a Loan Party) to the extent that, on the date of determination, the declaration or payment of cash dividends or similar cash distributions by such Restricted Subsidiary is restricted by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, statute, rule or regulation applicable to such Restricted Subsidiary, (c) the income or loss of, and any amounts referred to in clause (a) above paid to, any Restricted Subsidiary that is not wholly owned by the Borrower to the extent such income or loss or such amounts are attributable to the noncontrolling interest in such Restricted Subsidiary, (d) the cumulative effect of a change in accounting principles and (e) the effects from applying purchase accounting, including applying purchase accounting to inventory, property and equipment, software and other intangible assets and deferred revenue required or permitted by GAAP and related authoritative pronouncements, as a result of any other past or future acquisitions or the amortization or write-off of any amounts thereof.
“Consolidated Senior Secured Debt” means Consolidated Total Indebtedness as of such date that is secured by a first priority lien on any asset or property of the Borrower and its Restricted Subsidiaries, including the Indebtedness under this Agreement.
“Consolidated Total Indebtedness” means, as of any date of determination, the sum, without duplication, of (a) the aggregate principal amount of Indebtedness of the Borrower and the Restricted Subsidiaries outstanding as of such date, in the amount that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP, or any other accounting principle that results in the amount of any such Indebtedness (other than zero coupon Indebtedness) as reflected on such balance sheet to be below the stated principal amount of such Indebtedness, (b) the aggregate amount of Capitalized Lease Obligations and Synthetic Lease Obligations of the Borrower and the Restricted Subsidiaries outstanding as of such date, determined on a consolidated basis, and (c) the aggregate obligations of the Borrower and the Restricted Subsidiaries as an account party in respect of letters of credit or letters of guaranty, other than (i) contingent obligations in respect of any letter of credit or letter of guaranty to the extent such letter of credit or letter of guaranty does not support Indebtedness and (ii) issued and undrawn letters of credit.
“Consolidated Working Capital” means, as of the date of determination, Consolidated Current Assets minus Consolidated Current Liabilities.
“Consolidated Working Capital Adjustment” means, for any period, an amount (which may be positive or negative) equal to Consolidated Working Capital as of the beginning of such period, minus the Consolidated Working Capital as of the end of such period.
“Contaminant” means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, asbestos or polychlorinated biphenyls (“PCBs”), and includes but is not limited to these terms as defined in Environmental, Health or Safety Requirements of Law.
“Contractual Obligation”, as applied to any Person, means any provision of any equity or debt securities issued by that Person or any indenture, mortgage, deed of trust, security agreement, pledge agreement, guaranty, contract, undertaking, agreement or instrument, in any case in writing, to which that Person is a party or by which it or any of its properties is bound, or to which it or any of its properties is subject.
“Control Agreement” means, with respect to any deposit account or securities account maintained by any Loan Party, a control agreement in form and substance reasonably satisfactory to the Administrative Agent, duly executed and delivered by such Loan Party and the depositary bank or the securities intermediary, as the case may be, with which such account is maintained.

“Credit Agreement Refinancing Indebtedness” is defined in Section 2.22(a).
“Credit Party” means the Administrative Agent, any Issuing Bank or any other Lender.
“Debtor Relief Laws” means the Bankruptcy Code of the U.S., and all other liquidation, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of the U.S. or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.
“Declined Proceeds” is defined in Section 2.04(b)(iv).
“Default” means an event which, but for the lapse of time or the giving of notice, or both, would constitute an Event of Default.
“Defaulting Lender” means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, (d) has become the subject of a Bankruptcy Event, or (e) has become the subject of a Bail-in Action.
“Deposit Account” is defined in the Collateral Agreement.
“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Borrower or any of its Restricted Subsidiaries in connection with an asset sale that is so designated as Designated Noncash Consideration pursuant to a certificate of an Authorized Officer of the Borrower delivered to the Administrative Agent setting forth the basis of such valuation, less the amount of cash and Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disqualified Lenders” means (a) those Persons that are competitors of the Borrower or any of its subsidiaries to the extent identified by the Borrower to the Administrative Agent by name in writing from time to time, (b) those banks, financial institutions and other persons separately identified by name by the Borrower to the Lead Arrangers in writing on or before March 15, 2018 or (c) in the case of clauses (a) or (b), any of their respective Affiliates (other than Affiliates that are bona fide debt funds primarily engaged in, or that advise funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, notes, bonds or similar extensions of credit or securities in the ordinary course of its business and whose managers have fiduciary duties to the investors therein independent of or in addition to their duties to such bank, financial institution, other person or competitor, as applicable, or any of its affiliates) that are (x) clearly identifiable as affiliates solely on the basis of their name (provided that the Administrative Agent shall have any obligation to carry out due diligence in order to identify such affiliates) or (y) identified by name by the Borrower to the Administrative Agent in writing from time to time; provided that the foregoing shall not apply retroactively to disqualify any parties that have previously acquired an assignment or participation interest to the extent such party was not a Disqualified Lender at the time of the applicable assignment or participation, as the case may be
“Disqualified Stock” means any Equity Interests which, by their terms (or by the terms of any security into which they are convertible or for which they are exchangeable), or upon the happening of any event, (a) mature (excluding any maturity as the result of an optional redemption by the issuer thereof) or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or are redeemable at the option of the holder thereof, in whole or in part, or require the payment of any cash dividend or any other scheduled payment constituting a return of capital, in each case at any time on or prior to the first anniversary of the latest Termination Date (determined as of the date of issuance thereof or), or (b) are convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) cash, (ii) debt securities or (iii) any Equity Interests referred to in (a) above, in each case at any time prior to the first anniversary of the latest Maturity Date (determined as of the date of issuance thereof). Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Stock solely because holders of the Equity Interests have the right to require the issuer of such Equity Interests to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Equity Interests provide that the issuer may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption is permitted under the terms of this Agreement.
“Dollar” and “$” means dollars in the lawful currency of the United States.
“Domestic Subsidiary” means any Subsidiary of the Borrower that is organized under the laws of the United States, any state of the United States or the District of Columbia.
“Dutch Auction” is defined in Section 13.03(g).
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
“ECF Percentage” means, as of the date of determination, (a) if the Senior Secured Net Leverage Ratio as of the last day of the applicable fiscal year of the Borrower is greater than 3.50 to 1.00, 50.0%, (b) if the Senior Secured Net Leverage Ratio as of the last day of the applicable fiscal year of the Borrower is less than or equal to 3.50 to 1.00 but greater than 2.00 to 1.00, 25.0% and (c) otherwise, 0.0%.
“Environmental, Health or Safety Requirements of Law” means all applicable foreign, federal, state and local laws (including common law), rules or regulations relating to or addressing pollution or protection of the environment, or protection of worker health or safety, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., and the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., in each case including any amendments thereto, any successor statutes, and any regulations promulgated thereunder, and any state or local equivalent thereof.
“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, including (unless the context otherwise requires) any rules or regulations promulgated thereunder.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code, or solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code. For the avoidance of doubt, when any provision of this Agreement relates to a past event or period of time, the term “ERISA Affiliate” includes any person who was, as to the time of such past event or period of time, an “ERISA Affiliate” within the meaning of the preceding sentence.
“ERISA Event” means the occurrence of any of the following: (a) a “reportable event” (as defined in Section 4043 of ERISA) with respect to a Plan, other than an event for which the 30-day notice period is waived; (b) the failure to satisfy the minimum funding standard with respect to a Plan within the meaning of Section 412 of the Code or Section 302 or 303 of ERISA, whether or not waived; (c) a determination that a Plan is, or is expected to be, in “at risk” status (as defined in

Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code; (d) a determination that a Multiemployer Plan is, or is expected to be, in “endangered status” or “critical status” (as defined in Section 305 of ERISA or Section 432 of the Code) or “insolvent” (as defined in Section 4245 of ERISA); (e) the filing pursuant to Section 431 of the Code or Section 304 of ERISA of an application for the extension of any amortization period; (f) the failure to timely make a contribution required to be made with respect to any Plan; (g) the filing of a notice to terminate any Plan if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA; (h) the filing under Section 4041(c) of ERISA of a notice of intent to terminate any Plan or the termination of any Plan under Section 4041(c) of ERISA; (i) the filing pursuant to Section 412(c) of the Code of an application for a waiver of the minimum funding standard with respect to any Plan; (j) the incurrence by the Borrower or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (k) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan; (l) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of withdrawal liability; (m) the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of a Plan or the appointment of a trustee to administer a Plan; (n) the incurrence by the Borrower or any ERISA Affiliate of any liability with respect to withdrawal or partial withdrawal from any Multiemployer Plan or the withdrawal of the Borrower or any ERISA Affiliate from a Plan during a plan year in which the Borrower or such ERISA Affiliate was a “substantial employer” as defined in Section 4001(a)(2) of ERISA with respect to such plan; (o) the occurrence of a non-exempt “prohibited transaction” with respect to which the Borrower or any of its Subsidiaries is a “party in interest” (within the meaning of Section 3(14) of ERISA) or a “disqualified person” (within the meaning of Section 4975 of the Code); (p) the cessation of operations at a facility of the Borrower or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; or (q) any Foreign Benefit Event.
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.
“Eurodollar Base Rate” means, with respect to any Advance of Eurodollar Rate Loans for any Interest Period, the rate appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to deposits in Dollars in the London interbank market) at approximately 11:00 a.m.,
London time, two (2) Business Days prior to the commencement of such Interest Period, as the rate for deposits in Dollars with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “Eurodollar Base Rate” with respect to such Advance for such Interest Period shall be the rate at which deposits in Dollars in an amount equal to $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period; provided that the Eurodollar Base Rate shall at no time be less than 0.00% per annum.
“Eurodollar Rate” means, with respect to any Advance of Eurodollar Rate Loans for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1.0%) equal to (a) the Eurodollar Base Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate plus (ii) the then Applicable Margin.
“Eurodollar Rate Loan” means a Loan, or portion thereof, which bears interest at the Eurodollar Rate.
“Event of Default” means an event described in Article 8.
“Excess Cash Flow” means, for any fiscal year of the Borrower, the excess of (a) the sum, without duplication, of (i) Consolidated EBITDA for such fiscal year and (ii) the Consolidated Working Capital Adjustment for such fiscal year (if positive) and minus (b) the sum, without duplication, of (i) the amount of any income taxes payable in cash by the Borrower and its Restricted Subsidiaries with respect to such fiscal year, (ii) Consolidated Interest Expense payable in cash for such fiscal year, (iii) Consolidated Capital Expenditures made in cash during such fiscal year except to the extent funded with the proceeds of Indebtedness, (iv) permanent repayments of Indebtedness (other than repayments (x) of Revolving Loans, and other revolving Indebtedness except to the extent there is an equivalent permanent reduction of commitments thereunder or (y) from the proceeds of other Indebtedness made in cash by the Borrower or any of its Restricted Subsidiaries during such fiscal year), (v) the Consolidated Working Capital Adjustment for such fiscal year (if negative), (vi) the sum of, in each case, to the extent paid in cash and added back in the calculation of Consolidated EBITDA for such fiscal year, all fees, costs, losses, expenses, charges, proceeds or other amounts identified in clauses (a)(v), (vii), (viii), (ix) and (x) of the definition thereof, (vii) except to the extent funded with the proceeds of Indebtedness, the aggregate amount of Investments made in cash pursuant to clauses (viii) and (xiv) of Section 7.03(d) during such period and the aggregate amount of Restricted Payments made in cash pursuant to clauses (i)(B), (i)(C), (i)(D) and (i)(E) of Section 7.03(h) during such period and (viii) all other non-cash items increasing Consolidated EBITDA for such fiscal year, (ix) except to the extent funded with the proceeds of non-revolving Indebtedness, cash payments made in respect of any purchase price adjustment or earnout incurred in connection with an acquisition and (x) cash payments made in respect of taxes payable in connection with the exercise of stock options, deferred stock units and restricted shares.
“Exchange Act” means the United States Securities Exchange Act of 1934.
“Excluded Account” means any deposit account or securities account of a Loan Party of the type described in the definition of “Excluded Accounts” in the Collateral Agreement.
“Excluded Assets” is defined in the applicable Collateral Document.
“Excluded Subsidiary” means (i) any Subsidiary that is not a wholly owned Subsidiary of the Borrower, (ii) any Foreign Subsidiary, (iii) any Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary that is a CFC and (iv) any CFC Holdco, (v) any Subsidiary that is prohibited or restricted by applicable law, regulation or by any Contractual Obligation existing on the Closing Date or on the date such Person becomes a Subsidiary (as long as such Contractual Obligation was not entered into in contemplation of such Person becoming a Subsidiary) from providing a Guarantee of the Obligations or if such Guarantee would require governmental (including regulatory) consent, approval, license or authorization unless such consent, approval, license or authorization has been received, (vi) any Subsidiary that is a not-for-profit organization, (vii) any Unrestricted Subsidiary, (viii) any Restricted Subsidiary that is an Immaterial Subsidiary (unless the Borrower otherwise elects), and (ix) any other Restricted Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent (confirmed in writing by notice to the Borrower), the cost or other consequences of becoming a Subsidiary Guarantor shall be excessive in view of the benefits to be obtained by the Lenders therefrom.
“Excluded Swap Obligation” means, with respect to any Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder (determined after giving effect to Section 30 of the Collateral Agreement and any other “keepwell, support or other agreement” for the benefit of such Loan Party and any and all guarantees of such Loan Party’s Swap Obligations by other Loan Parties) at the time the Guaranty of such Loan Party, or a grant by such Loan Party of a security interest, becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guaranty or security interest is or becomes excluded in accordance with the first sentence of this definition.
“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment resulting from a demand made by Borrower (or the Administrative Agent upon consultation with, or otherwise at the direction of, the Borrower) under Section 2.19) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 4.05, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 4.05(g) and (d) any U.S. federal withholding Taxes imposed under FATCA.
“Existing Credit Agreement” means the Credit and Guaranty Agreement, dated as of September 19, 2014, among the Borrower, certain subsidiaries of the Borrower as guarantors, each lender from time to time party thereto and Goldman Sachs Bank USA as administrative agent, as such document is amended, amended and restated, modified and supplemented and in effect immediately prior to the date hereof.
“Extended Revolving Loans” is defined in the definition of “Extension Permitted Amendments”.
“Extended Revolving Lender” is defined in Section 2.20(a).
“Extended Term Loans” is defined in the definition of “Extension Permitted Amendments.”
“Extending Term Lender” is defined in Section 2.20(a).
“Extension Agreement” means an Extension Agreement, in form and substance reasonably satisfactory to the Administrative Agent, among the Loan Parties, the Administrative Agent and one or more Extending Term Lenders, effecting an Extension Permitted Amendment and such other amendments hereto and to the other Loan Documents as are contemplated by Section 2.20.
“Extension Offer” is defined in Section 2.20(a).
“Extension Permitted Amendment” means each of (i) an amendment to this Agreement and the other Loan Documents, effected in connection with an Extension Offer pursuant to Section 2.20, providing for an extension of the Term Loan Maturity Date applicable to all or a portion of the Extending Term Lenders’ Term Loans of the applicable Extension Request Class (any such Term Loans with an extended Term Loan Maturity Date being referred to as the “Extended Term Loans”) and, in connection therewith, (a) an increase or decrease in the rate of interest accruing on such Extended Term Loans, (b) a modification of the scheduled amortization applicable to such Extended Term Loans, provided that the Weighted Average Life to Maturity of such Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity (determined at the time of such Extension Offer) of the Term Loans of the applicable Extension Request Class, (c) a modification of voluntary or mandatory prepayments applicable thereto (including prepayment premiums and other restrictions thereon), provided that such requirements may provide that such

Extended Term Loans may participate in any mandatory prepayments on a pro rata basis (or on a basis that is less than a pro rata basis) with the Term Loans of the applicable Extension Request Class, but may not provide for mandatory prepayment requirements that are more favorable than those applicable to the Term Loans of the applicable Extension Request Class, (d) an increase in the fees payable to, or the inclusion of new fees to be payable to, the Extending Term Lenders in respect of such Extension Offer or their Extended Term Loans and/or (e) an addition of any affirmative or negative covenants applicable to the Borrower and its Restricted Subsidiaries, provided that any such additional covenant with which the Borrower and its Restricted Subsidiaries shall be required to comply prior to the latest Term Loan Maturity Date in effect immediately prior to such Extension Permitted Amendment for the benefit of the Extending Term Lenders providing such Extended Term Loans shall also be for the benefit of all other Lenders, or (ii) an amendment to this Agreement and the other Loan Documents, effected in connection with an Extension Offer pursuant to Section 2.20, providing for an extension of the Revolving Loan Termination Date applicable to the Extending Revolving Lenders’ Revolving Loans of the applicable Extension Request Class (any such Revolving Loans with an extended Revolving Loan Maturity Date being referred to as the “Extended Revolving Loans”) and, in connection therewith, (a) an increase or decrease in the rate of interest accruing on such Extended Revolving Loans, (b) an increase in the fees payable to, or the inclusion of new fees to be payable to, the Extending Revolving Lenders in respect of such Extension Offer or their Extended Revolving Loans and/or (c) an addition of any affirmative or negative covenants applicable to the Borrower and its Restricted Subsidiaries, provided that any such additional covenant with which the Borrower and its Restricted Subsidiaries shall be required to comply prior to the latest Revolving Loan Termination Date in effect immediately prior to such Extension Permitted Amendment for the benefit of the Extending Revolving Lenders providing such Extended Revolving Loans shall also be for the benefit of all other Lenders.
“Extension Request Class” is defined in Section 2.20(a).
“FATCA” means Sections 1471 through 1474 of the Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.
“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as the NYFRB shall set forth on its public website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate, provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to zero for the purposes of this Agreement.
“Fitch” means Fitch, Inc., and any successor to its rating agency business.
“Flood Insurance Laws” means, collectively, (i) National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (ii)
the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (iii) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.
“Foreign Benefit Event” means, with respect to any Foreign Benefit Plan, (a) the existence of unfunded liabilities in excess of the amount permitted under any applicable law, or in excess of the amount that would be permitted absent a waiver from a Governmental Authority, (b) the failure to make the required contributions or payments, under any applicable law, on or before the due date for such contributions or payments, (c) the receipt of a notice by a Governmental Authority relating to the intention to terminate any such Foreign Benefit Plan or to appoint a trustee or similar official to administer any such Foreign Benefit Plan, or alleging the insolvency of any such Foreign Benefit Plan, (d) the incurrence of any liability by the Borrower or any Subsidiary under applicable law on account of the complete or partial termination of such Foreign Benefit Plan or the complete or partial withdrawal of any participating employer therein, or (e) the occurrence of any transaction that is prohibited under any applicable law and that could reasonably be expected to result in the incurrence of any liability by the Borrower or any of the Subsidiaries, or the imposition on the Borrower or any of the Subsidiaries of any fine, excise tax or penalty resulting from any noncompliance with any applicable law, in each case, where such event could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.
“Foreign Benefit Plan” means any employee benefit plan as defined in Section 3(3) of ERISA, which is maintained or contributed to for the benefit of the employees of the Borrower and which under applicable law other than the laws of the United States or any political subdivision thereof, is required to be funded through a trust or other funding vehicle other than a trust or funding vehicle maintained exclusively by a Governmental Authority, but which is not covered by ERISA pursuant to Section 4(b)(4) of ERISA.
“Foreign Competition Laws” means competition and foreign investment laws and regulations of any jurisdiction outside the United States.
“Foreign Lender” means a Lender that is not a U.S. Person.
“Foreign Mandatory Prepayment Event” is defined in Section 2.04(b)(vi).
“Foreign Subsidiary” means any Subsidiary of the Borrower, other than a Domestic Subsidiary.
“GAAP” means generally accepted accounting principles in the United States of America, applied in accordance with the consistency requirements thereof.
“Governmental Acts” is defined in Section 3.10(a).
“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.
“Growth Amount” has the meaning ascribed to such term in the definition of “Available Amount.”
“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount, as of any date of determination, of any Guarantee shall be the principal amount outstanding on such date of Indebtedness or other obligation guaranteed thereby (or, in the case of (i) any Guarantee the terms of which limit the monetary exposure of the guarantor or (ii) any Guarantee of an obligation that does not have a principal amount, the maximum monetary exposure as of such date of the guarantor under such Guarantee (as determined, in the case of clause (i), pursuant to such terms or, in the case of clause (ii), reasonably and in good faith by the chief financial officer of the Borrower)).
“Hedge Bank” means any Person that is the Administrative Agent, a Lender or any affiliate thereof as of the date of this Agreement (in the case of a Swap Agreement entered into on or before the date of this Agreement) or as of the date of entering into such Swap Agreement.
“Hedging Agreements” means Swap Agreements that are entered into by the Borrower or any Restricted Subsidiary and any Hedge Bank.
“Hedging Obligations” means any and all obligations of the Borrower or any Restricted Subsidiary, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Hedging Agreements.
“Historical Information” means (i) audited financial statements of each of the Borrower and ABILITY, and their respective Restricted Subsidiaries, as of December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017 and (ii) unaudited consolidated balance sheet and related statement of income, stockholders’ equity and cash flow of ABILITY for December 31, 2017 and for the twelve-month period ending December 31, 2017.

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary that, at the last day of the most recently ended fiscal quarter of the Borrower for which financial statements have theretofore been most recently delivered pursuant to Section 7.01(a), accounted for less than (x) 5.0% of Consolidated Assets at such date and (y) less than 5.0% of the consolidated revenues of the Borrower and its Restricted Subsidiaries for the most recent four fiscal quarter period ending on or prior to such date; provided that, notwithstanding the above, “Immaterial Subsidiary” shall exclude any of the Borrower’s Restricted Subsidiaries designated in writing to the Administrative Agent, by a responsible officer of the Borrower (which the Borrower shall be required to designate (and hereby undertakes to designate)) to the extent necessary to ensure that

Immaterial Subsidiaries, in the aggregate, accounted for, at the last day of any fiscal quarter of the Borrower for which financial statements have theretofore been most recently delivered pursuant to Section 7.01(a), less than 10% of Consolidated Assets at such date and less than 10% of consolidated revenues of the Borrower and its Restricted Subsidiaries for the four fiscal quarter period ending on such date.
“Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships of a natural Person of the type referred to in this definition.
“Increasing Lender” is defined in Section 2.05(b).
“Increasing Lender Supplement” is defined in Section 2.05(b).
“Incremental Lender” means a Lender with an Incremental Term Commitment or an outstanding Incremental Term Loan.
“Incremental Term Commitment” means, with respect to any Lender, the commitment, if any, of such Lender, established pursuant an Incremental Term Loan Amendment and Section 2.05(b), to make Incremental Term Loans of any Series hereunder, expressed as an amount representing the maximum principal amount of the Incremental Term Loans of such Series to be made by such Lender.
“Incremental Term Loan” means a Loan made by an Incremental Lender to the Borrower pursuant to Section 2.05(b).
“Incremental Term Loan Amendment” is defined in Section 2.05(b).
“Incremental Term Maturity Date” means, with respect to Incremental Term Loans, the scheduled date on which such Incremental Term Loans shall become due and payable in full hereunder, as specified in the applicable Incremental Term Loan Amendment.
“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person (excluding trade accounts payable incurred in the ordinary course of business), (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (i) current accounts payable incurred in the ordinary course of business, (ii) deferred compensation payable to directors, officers or employees of the Borrower or any Restricted Subsidiary and (iii) any purchase price adjustment or earnout incurred in connection with an acquisition, except to the extent that the amount payable pursuant to such purchase price adjustment or earnout is, or becomes, reasonably determinable), (e) all Capitalized Lease Obligations and Synthetic Lease Obligations of such Person, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty (other than fully cash collateralized letters of credit), (g) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, (h) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person (but only to the extent of the lesser of (x) the amount of such Indebtedness and (y) the fair market value of such property, if such Indebtedness has not been assumed by such Person), and (i) all Guarantees by such Person of Indebtedness of others. The Indebtedness of any Person shall include the Indebtedness of any other Person (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor by contract, as a matter of law or otherwise as a result of such Person’s ownership interest in or other relationship with such other Person, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.
“Indemnified Matters” is defined in Section 10.07(b).
“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.
“Indemnitees” is defined in Section 10.07(b).
“Initial Lender” means Morgan Stanley Senior Funding, Inc.
“Intellectual Property” is defined in the Collateral Agreement.
“Interest Period” means, with respect to a Eurodollar Rate Loan, a period of one (1), two (2), three (3) or six (6) months or, to the extent available to all of the Lenders and agreed to between the Borrower and the Administrative Agent (acting on the instructions of all of the Lenders), twelve (12) months, commencing on a Business Day selected by the Borrower on which such an Advance comprised of Eurodollar Rate Loans is made to Borrower pursuant to this Agreement. Such Interest Period shall end on (but exclude) the day which corresponds numerically to such date one, two, three or six months (or twelve months) thereafter; provided, however, that if there is no such numerically corresponding day in such next, second, third, sixth (or twelfth) succeeding month, such Interest Period shall end on the last Business Day of such next, second, third, sixth (or twelfth) succeeding month. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day.
“Investment” means, with respect to any Person, (i) any purchase or other acquisition by that Person of any Indebtedness, Equity Interests or other securities, or of a beneficial interest in any Indebtedness, Equity Interests or other securities, issued by any other Person, (ii) any purchase by that Person of all or substantially all of the assets of a business conducted by another Person, and (iii) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable, advances to employees and similar items made or incurred in the ordinary course of business) or capital contribution by that Person to any other

Person, including all Indebtedness to such Person arising from a sale of property by such Person other than in the ordinary course of its business.
“IP Security Agreement” is defined in the Collateral Agreement.
“IRS” means the United States Internal Revenue Service.
“Issuing Bank(s)” means (i) each of Morgan Stanley Senior Funding, Inc., Citibank, N.A., Goldman Sachs Bank USA and JPMorgan Chase Bank, N.A., in their respective capacities as an issuer of Letters of Credit pursuant to Section 3.01 hereunder with respect to each Letter of Credit issued or deemed issued by it upon the Borrower’s request and (ii) any other Lender reasonably acceptable to the Administrative Agent in consultation with the Borrower, in such Lender’s separate capacity as an issuer of Letters of Credit pursuant to Section 3.01 hereunder with respect to any and all Letters of Credit issued by such Lender in its sole discretion upon the Borrower’s request.
“Junior Debt” means any Indebtedness outstanding under documents evidencing any Indebtedness that is secured on a junior lien basis to the Obligations, unsecured or subordinated (and any Refinancing Indebtedness in respect thereof).
“Junior Lien Intercreditor Agreement” means an intercreditor agreement in form and substance reasonably satisfactory to the Administrative Agent between the Administrative Agent and one or more collateral agents or representatives for the holders of Indebtedness that is secured by a Lien on the Collateral ranking junior to the Liens of the Loan Documents.
“L/C Documents” is defined in Section 3.04.
“L/C Draft” means a draft drawn on an Issuing Bank pursuant to a Letter of Credit.
“L/C Interest” is defined in Section 3.06.
“L/C Obligations” means, without duplication, an amount equal to the sum of (i) the aggregate of the amount then available for drawing under each of the Letters of Credit, (ii) the face amount of all outstanding L/C Drafts corresponding to the Letters of Credit, which L/C Drafts have been accepted by an Issuing Bank, (iii) the aggregate outstanding amount of all Reimbursement
Obligations at such time and (iv) the aggregate face amount of all Letters of Credit requested by the Borrower but not yet issued (unless the request for an unissued Letter of Credit has been denied). The L/C Obligations of any Lender at any time shall be its Pro Rata Share of the total L/C Obligations at such time.
“LCT Election” is defined in Section 1.05.
“LCT Test Date” is defined in Section 1.05.
“Lenders” means the lending institutions listed on the signature pages of this Agreement or any Increasing Lender Supplement or Augmenting Lender Supplement and, as the context requires, any Issuing Bank, and their respective successors and assigns.

“Lending Installation” means, with respect to a Lender or the Administrative Agent, any office, branch, subsidiary or affiliate of such Lender or the Administrative Agent.
“Letter of Credit” means the standby letters of credit to be issued by an Issuing Bank pursuant to Section 3.01.
“Letter of Credit Fronting Sublimit” means, for each Issuing Bank, the amount set forth on Schedule 2.01 of this Agreement opposite its name thereon under the heading “Letter of Credit Fronting Sublimit” or in any other agreement or document.
“Letter of Credit Sublimit” means an amount equal to the lesser of (a) $25,000,000 and (b) the Aggregate Revolving Loan Commitment.
“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest or other encumbrance in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.
“Limited Condition Transaction” means any Permitted Acquisition or other Investment permitted hereunder and any related incurrence of Indebtedness, which the Borrower or one or more of its Subsidiaries has contractually committed to consummate, the terms of which do not condition the Borrower’s or such Subsidiary’s, as applicable, obligation to close such Permitted Acquisition or Investment on the availability of third-party financing.
“Loan(s)” means, with respect to a Lender, such Lender’s portion of any Advance made pursuant to Section 2.01, and collectively, all Revolving Loans, Term Loans, whether made or continued as or converted to ABR Loans or Eurodollar Rate Loans.
“Loan Documents” means this Agreement, the Collateral Agreement, the other Collateral Documents, any Assignment and Assumption, any Increasing Lender Supplement, any Augmenting Lender Supplement, any Incremental Term Loan Amendment, any promissory notes issued pursuant to Section 2.12, the L/C Documents and all other documents, instruments and agreements executed in connection therewith or contemplated thereby, as the same may be amended, restated, supplemented or otherwise modified and in effect from time to time.
“Loan Parties” means, collectively, the Borrower and the Subsidiary Guarantors.
“LTM Consolidated EBITDA” means, at any time, Consolidated EBITDA for the Test Period then most recently ended.
“Majority in Interest” when used in reference to Lenders of any Class, means, at any time, Lenders holding outstanding Loans of such Class representing more than 50.0% of all Loans of such Class outstanding at such time.

“Margin Stock” has the meaning ascribed to such term in Regulation U.
“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties or financial condition of the Borrower and its Restricted Subsidiaries taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent, the Issuing Banks or any Lender under the Loan Documents, or of the ability of the Loan Parties to perform their Obligations under the Loan Documents; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.
“Material Indebtedness” means Indebtedness (other than the Loans and Guarantees under the Loan Documents), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrower and its Restricted Subsidiaries in an aggregate principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrower or any Restricted Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Restricted Subsidiary would be required to pay if such Swap Agreement were terminated at such time.
“Material Subsidiary” means each Subsidiary that is not an Immaterial Subsidiary.
“Maturity Date” means (i) with respect to the Term Loans, the Term Loan Maturity Date; (ii) with respect to the Revolving Loans, the Revolving Loan Termination Date.
“Maximum Rate” is defined in Section 10.15.
“Merger Agreement” is defined in the recitals hereof.
“MNPI” means material information concerning the Borrower, any Subsidiary or any Affiliate of any of the foregoing or their securities that has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD under the Securities Act and the Exchange Act. For purposes of this definition, “material information” means information concerning the Borrower, the Subsidiaries or any Affiliate of any of the foregoing, or any of their securities, that would reasonably be expected to be material for purposes of the United States federal and state securities laws.
“Moody’s” means Moody’s Investors Service, Inc., and any successor to its rating agency business.
“Mortgage” means a mortgage, deed of trust, assignment of leases and rents or other security document granting a Lien on any Mortgaged Property to secure the Secured Obligations. Each Mortgage shall be in form and substance reasonably satisfactory to the Administrative Agent.
“Mortgaged Property” means each parcel of real property located in the United States of America owned in fee by a Loan Party, and the improvements thereto, that (together with such improvements) has a fair market value of $10,000,000 or more (a) as of the Closing Date, for any real property owned as of the Closing Date, (b) as of the date of acquisition thereof, for any real property acquired by any Loan Party after the Closing Date, or (c) as of the date such Subsidiary becomes a Loan Party, with respect to real property owned by a Subsidiary that becomes a Loan Party after the Closing Date.
“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA which is, or within the immediately preceding six (6) years was, contributed to by any Loan Party or any ERISA Affiliate.
“Net Proceeds” means, with respect to any event, (a) the cash (which term, for purposes of this definition, shall include Cash Equivalents) proceeds (including, in the case of any casualty, condemnation or similar proceeding, insurance, condemnation or similar proceeds) received in respect of such event, including any cash received in respect of any noncash proceeds, but only as and when received, net of (b) the sum, without duplication, of (i) all actual fees and out-of-pocket expenses paid in connection with such event by the Borrower and its Restricted Subsidiaries to Persons that are not Affiliates of the Borrower or any Restricted Subsidiary, (ii) in the case of a sale, transfer, lease or other disposition (including pursuant to a Sale-Leaseback Transaction or a casualty or a condemnation or similar proceeding) of an asset, the amount of all payments required to be made by the Borrower and its Restricted Subsidiaries as a result of such event to repay Indebtedness secured by such asset on a basis prior to the Liens, if any, on such assets securing the Secured Obligations and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Borrower and its Restricted Subsidiaries, and the amount of any reserves established by the Borrower and its Restricted Subsidiaries in accordance with GAAP to fund purchase price adjustment, indemnification and similar contingent liabilities (other than any earnout obligations) reasonably estimated to be payable and that are directly attributable to the occurrence of such event (as determined reasonably and in good faith by the chief financial officer of the Borrower). For purposes of this definition, in the event any contingent liability reserve established with respect to any event as described in clause (b)(iii) above shall be reduced, the amount of such reduction shall, except to the extent such reduction is made as a result of a payment having been made in respect of the contingent liabilities with respect to which such reserve has been established, be deemed to be received, on the date of such reduction, of cash proceeds in respect of such event.
“Non-Consenting Lender” is defined in Section 9.03(e).
“NYFRB” means the Federal Reserve Bank of New York.
“Obligations” means all Loans, L/C Obligations, advances, debts, liabilities, obligations, covenants and duties owing by the Borrower or any of its Restricted Subsidiaries to the Administrative Agent, any Lender, the Arrangers, any Affiliate of the Administrative Agent or any Lender, the Issuing Banks or any Indemnitee, of any kind or nature, present or future, arising under this Agreement, the L/C Documents or any other Loan Document (other than Excluded Swap Obligations, but solely with respect to any Loan Party as to which such Swap Obligation is an Excluded Swap Obligation), whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired. The term includes, without limitation, all interest, charges, expenses, fees, reasonable attorneys’ fees and disbursements, reasonable paralegals’ fees (and, after the occurrence and during the continuance of an Event of Default, all attorney’s fees and disbursements and paralegals’ fees, whether or not reasonable), and any other sum chargeable to the Borrower or any of its Restricted Subsidiaries under this Agreement or any other Loan Document.
“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).
“Other Permitted Refinancing Debt” is defined in Section 2.22(a).
“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than pursuant to an assignment resulting from a demand made by the Borrower (or the Administrative Agent upon consultation with, or otherwise at the direction of, the Borrower under Section 2.19)).
“Pari Passu Intercreditor Agreement” means an intercreditor agreement in form and substance reasonably satisfactory to the Administrative Agent between the Administrative Agent and one or more collateral agents or representatives for the holders of other Indebtedness that is secured by a Lien on the Collateral that is intended to rank pari passu with the Liens of the Loan Documents.
“Participant” is defined in Section 13.02(a).
“Participant Register” is defined in Section 13.02(b)
“Payment Date” means the last Business Day of each March, June, September and December.
“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.
“PCB” is defined in the definition of “Contaminant.”

“Perfection Certificate” means a certificate in the form of Exhibit H or any other form approved by the Administrative Agent.
“Permitted Acquisition” means the purchase or other acquisition by the Borrower or any Restricted Subsidiary of Equity Interests in, or all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of), any Person if (a) in the case of any purchase or other acquisition of Equity Interests in a Person, such Person will be, upon the consummation of such acquisition a Restricted Subsidiary, in each case including as a result of a merger or consolidation between any Subsidiary and such Person and such Subsidiary and its Subsidiaries will comply (to the extent required under the Collateral and Guarantee Requirement) with the requirements of Section 7.02(k), or (b) in the case of any purchase or other acquisition of other assets, such assets will be owned by the Borrower or a Restricted Subsidiary and become Collateral (to the extent required by the Collateral and Guarantee Requirement); provided that no Event of Default exists or would result therefrom (or in the case of a Limited Condition Transaction, no Event of Default exists as of the date the definitive agreements for such Limited Condition Transaction are entered into).
“Permitted Affiliate” means as to any Person, any of the following: (i) if such Person is a natural Person, such natural Person’s Immediate Family Member or trust or other estate planning vehicle for the benefit of (x) such natural Person or (y) one or more of such natural Person’s Immediate Family Members, or (ii) (x) any entity controlled, directly or indirectly, by such Person or any of the Persons described in clause (i) of this definition or (y) any Subsidiary, Affiliate, parent, partner, member, limited partner, retired partner, retired member or stockholder of any of the Persons described in clause (ii)(x) of this definition. Solely as used in this definition, the term “Affiliate” means, as to any Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such Person, including any general partner, officer or director of such Person and any venture capital or private equity fund or other collective investment vehicle now or after the date of this Agreement existing that is controlled by or under common control with one or more general partners or shares the same management company with such Person. Any holder of Equity Interests of the Borrower on the Closing Date that is an Affiliate of a Permitted Holder will be deemed to be a Permitted Affiliate hereunder. For the purposes of this definition,
“control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.
“Permitted Encumbrances” means:
(i)    Liens imposed by law for Taxes (x) that are not yet delinquent or (y) the validity or amount of which is being contested in good faith by appropriate proceedings and for which the Borrower or such Restricted Subsidiary has set aside on its books reserves with respect thereto to the extent required by GAAP;
(ii)    carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law (other than any Lien imposed pursuant to Section 430(k)

of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code), arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days or are being contested in compliance with Section 7.03(d);
(iii)    pledges and deposits made (a) in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations and (b) in respect of letters of credit, bank guarantees or similar instruments issued for the account of the Borrower or any Restricted Subsidiary in the ordinary course of business supporting obligations of the type set forth in clause (i) above;
(iv)    pledges and deposits made to secure the performance of bids, trade contracts (other than Indebtedness for borrowed money), leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;
(v)    judgment liens in respect of judgments that do not constitute an Event of Default under Section 8.01(g);
(vi)    easements, zoning restrictions, rights-of-way, site plan agreements, development agreements, operating agreements, cross-easement agreements, reciprocal easement agreements, and exceptions to title on real property that do not secure any monetary obligations and do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Borrower or any Restricted Subsidiary at the affected property or the ordinary operation of such real property;
(vii)    customary rights of setoff upon deposits of cash in favor of banks and other depository institutions and Liens of a collecting bank arising under the UCC in respect of payment items in the course of collection;

(viii)    Liens arising from precautionary UCC financing statement filings (or similar filings under applicable law) regarding operating leases or consignments;
(ix)    Liens representing any interest or title of a licensor, lessor or sublicensor or sublessor, or a licensee, lessee or sublicensee or sublessee, in the property subject to any lease (other than Capitalized Lease Obligations), license or sublicense or concession agreement permitted by this Agreement;
(x)    Liens arising in the ordinary course of business in favor of custom and forwarding agents and similar Persons in respect of imported goods and merchandise in the custody of such Persons;
(xi)    Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xii)    Liens or rights of setoff against credit balances of the Borrower or any Restricted Subsidiary with credit card issuers or credit card processors to secure obligations of the Borrower or such Restricted Subsidiary, as the case may be, to any such credit card issuer or credit card processor incurred in the ordinary course of business as a result of fees and chargebacks;
(xiii)    other Liens that are contractual rights of setoff;
(xiv)    Liens (including, without limitation and to the extent constituting Liens, negative pledges) on intellectual property arising from non-exclusive intellectual property licenses entered into in the ordinary course of business;
(xv)    Liens in favor of any Borrower or any Subsidiary Guarantor;
(xvi)    Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by any Borrower or any Restricted Subsidiary in the ordinary course of business permitted hereunder;
(xvii)    Assignment of, and sales or Liens on, accounts receivables or rights in respect of any thereof (i) that are delinquent or disputed, (ii) for collection or (iii) in connection with sales permitted by Section 7.03(e);
(xviii)    Liens that are contractual rights of setoff or rights of pledge relating to purchase orders and other agreements entered into with customers of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business; and
(xix)    Ground leases in respect of real property on which facilities owned or leased by the Borrower or any of its Restricted Subsidiaries are located;
“Permitted Holder” means any of (i) Keith R. Dunleavy, M.D., (ii) Andre S. Hoffmann, and (iii) any Permitted Affiliates of any of the foregoing.
“Person” means any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.
“Plan” means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any ERISA Affiliate is, or within the immediately preceding six (6) years was, an “employer” as defined in Section 3(5) of ERISA.
“Platform” is defined in Section 10.17(b)(i).
“Prepayment Event” means:
(a)    any sale, transfer, lease or other disposition (including pursuant to a Sale-Leaseback Transaction or by way of merger or consolidation) of any asset of the Borrower or any Restricted

Subsidiary, including any sale or issuance to a Person other than the Borrower or any Restricted Subsidiary of Equity Interests in any Subsidiary, other than (i) dispositions described in clauses (i) through (vii) and clause (ix) of Section 7.03(e) and (ii) other dispositions resulting in aggregate Net Proceeds not exceeding $5,000,000 for any individual transactions or series of related transactions (with the aggregate amount of all such Net Proceeds excluded pursuant to this clause (a)(ii) and clause (b) below not to exceed $35,000,000 during the term of this Agreement);
(b)    any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any asset of the Borrower or any Restricted Subsidiary resulting in aggregate Net Proceeds of $5,000,000 or more (with the aggregate amount of all such Net Proceeds excluded pursuant to this clause (b) and clause (a)(ii) above not to exceed $35,000,000 during the term of this Agreement); or
(c)    the incurrence by the Borrower or any Restricted Subsidiary of any Indebtedness, other than any Indebtedness permitted to be incurred by Section 7.03(a) other than Refinancing Term Loans.
“Pricing Schedule” means the table included in the definition of “Applicable Margin” herein setting forth the Applicable Margin, the Applicable L/C Fee Percentage and the Applicable Commitment Fee Percentage.
“Prime Rate” means the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.
“Private Side Lender Representatives” means, with respect to any Lender, representatives of such Lender that are not Public Side Lender Representatives.

“Pro Rata Share” means, with respect to any Lender, the percentage obtained by dividing (A) such Lender’s Revolving Loan Commitment and Term Loan Commitment, as applicable, at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) by (B) the Aggregate Revolving Loan Commitment and Aggregate Term Loan Commitments, as applicable, at such time; provided, however, if all of the Revolving Loan Commitments or all of the Term Loan Commitments are terminated pursuant to the terms of this Agreement, then “Pro Rata Share” means the percentage obtained by dividing (x) the sum of (A) such Lender’s Revolving Loans and Term Loans, as applicable, plus (B) in the case of a Revolving Lender, such Lender’s share of the obligations to purchase participations in Letters of Credit, by (y) the sum of (A) the aggregate outstanding amount of Revolving Loans, Term Loans and Term Loan Commitments, as applicable, plus (B) in the case of a Revolving Lender, the aggregate outstanding amount of all Letters of Credit; provided, further, that in the case of Section 9.02 when a Defaulting Lender shall exist, “Pro Rata Share” means the percentage of the total Revolving Loan Commitments and total Term Loan Commitments, as applicable, (disregarding any Defaulting Lender’s Revolving Loan Commitment and Term Loan Commitment) represented by such Lender’s

Revolving Loan Commitment and Term Loan Commitment. If the Revolving Loan Commitments have terminated or expired, the Pro Rata Share shall be determined based upon the Revolving Loan Commitments most recently in effect, giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination. If the Term Loan Commitments shall be terminated or expired, the Pro Rata Share shall be determined based upon the outstanding Term Loans at such time, giving effect to any assignments.
“Public Side Lender Representatives” means, with respect to any Lender, representatives of such Lender that do not wish to receive MNPI.
“Purchasers” is defined in Section 13.03(a).
“Recipient” means (a) the Administrative Agent, (b) any Lender or (c) any Issuing Bank, as applicable.
“Refinanced Debt” is defined in Section 2.22(a).
“Refinancing Amendment” means an amendment to this Agreement in form and substance reasonably satisfactory to the Administrative Agent and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Augmenting Lender and Lender that agrees to provide any portion of the Credit Agreement Refinancing Indebtedness being incurred pursuant thereto, in accordance with Section 2.22.
“Refinancing Indebtedness” means, in respect of any Indebtedness (the “Original Indebtedness”), any Indebtedness that extends, renews, replaces or refinances such Original Indebtedness (or any Refinancing Indebtedness in respect thereof); provided that (a) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of such Original Indebtedness plus any interest, fees or premiums associated therewith, and costs and expenses related thereto; (b) the stated final maturity of such Refinancing Indebtedness shall not be earlier than that of such Original Indebtedness; (c) such Refinancing Indebtedness shall not constitute an obligation (including pursuant to a Guarantee) of any Subsidiary that shall not have been (or, in the case of after-acquired Subsidiaries, shall not have been required to become pursuant to the terms of the Original Indebtedness) an obligor in respect of such Original Indebtedness and shall constitute an obligation of such Subsidiary only to the extent of their obligations in respect of such Original Indebtedness; and (d) such Refinancing Indebtedness shall not be secured by any Lien on any asset other than the assets that secured such Original Indebtedness (or would have been required to secure such Original Indebtedness pursuant to the terms thereof).
“Refinancing Term Loans” is defined in Section 2.22(a).
“Refinancing Term Loan Commitment” is defined in Section 2.22(a).
“Refinancing Revolving Credit Commitment” is defined in Section 2.22(a).
“Refinancing Revolving Loans” is defined in Section 2.22(a).

“Register” is defined in Section 13.03(d).
“Regulation D” means Regulation D of the Board as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board relating to reserve requirements applicable to member banks of the Federal Reserve System.
“Regulation U” means Regulation U of the Board as from time to time in effect and any successor or other regulation or official interpretation of said Board relating to the extension of credit by banks, non-banks and non-broker lenders for the purpose of purchasing or carrying Margin Stock applicable to member banks of the Federal Reserve System.
“Reimbursement Obligation” is defined in Section 3.07.
“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment.
“Replacement Lender” is defined in Section 2.19.
“Repricing Event” means (a) any prepayment or repayment of any Term Loan with the proceeds of any Indebtedness, or any conversion of any Term Loan into any new or replacement tranche of term loans, in each case having an All-in Yield lower than the All-in Yield (excluding for this purpose, upfront fees and original discount on the Term Loans) of such Term Loan at the time of such prepayment or repayment or conversion and (b) any amendment or other modification of this Agreement that, directly or indirectly, reduces the All-in Yield of any Term Loan, in each case other than in connection with a transformative acquisition not permitted hereunder or a Change of Control.
“Required Lenders” means Lenders whose Pro Rata Shares, in the aggregate, are greater than fifty percent (50%); provided, however, that, if any Lender shall have become a Defaulting Lender, then for so long as such Lender is a Defaulting Lender, “Required Lenders” means Lenders (excluding all Defaulting Lenders) whose Pro Rata Shares represent greater than fifty percent (50.0%) of the aggregate Pro Rata Shares of such Lenders.
“Required Revolving Lenders” means Revolving Lenders whose Pro Rata Shares with respect to the Revolving Facility, in the aggregate, are greater than fifty percent (50.0%); provided, however, that, if any Revolving Lender shall have become a Defaulting Lender, then for so long as such Revolving Lender is a Defaulting Lender, “Required Revolving Lenders” means Revolving Lenders (excluding all Defaulting Lenders) whose Pro Rata Shares with respect to the Revolving Facility represent greater than fifty percent (50.0%) of the aggregate Pro Rata Shares of such Revolving Lenders.

“Requirements of Law” means, as to any Person, any law, rule or regulation, or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject including, without limitation, the Securities Act, the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act, as amended, Foreign Competition Laws, Regulations T, U and X, ERISA, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act, Americans with Disabilities Act of 1990, and any certificate of occupancy, zoning ordinance, building, environmental or land use requirement or permit or environmental, labor, employment, occupational safety or health law, rule or regulation, including Environmental, Health or Safety Requirements of Law.
“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Restricted Subsidiary, or any payment or distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, exchange, conversion, cancellation or termination of any Equity Interests in the Borrower or any Restricted Subsidiary.
“Restricted Subsidiary” means any Subsidiary of the Borrower other than an Unrestricted Subsidiary.
“Revolving Credit Availability” means, at any particular time, the amount by which the Aggregate Revolving Loan Commitment at such time exceeds the Revolving Credit Obligations outstanding at such time.
“Revolving Credit Obligations” means, at any particular time, the sum of (i) the outstanding principal amount of the Revolving Loans at such time, plus (ii) the outstanding L/C Obligations at such time.
“Revolving Facility” means, at any time, the aggregate amount of the Revolving Lenders’ Revolving Loan Commitments at such time.
“Revolving Lender” means at any time, any Lender with an outstanding Revolving Loan or Revolving Loan Commitment at such time.
“Revolving Loan” is defined in Section 2.01.
“Revolving Loan Commitment” means, for each Revolving Lender, the obligation of such Revolving Lender to make Revolving Loans and to purchase participations in Letters of Credit not exceeding the amount set forth on Schedule 2.01 to this Agreement opposite its name thereon under the heading “Revolving Loan Commitment” or in the Assignment and Assumption, Increasing Lender Supplement or Augmenting Lender Supplement by which it became a Revolving Lender, as such amount may be modified from time to time pursuant to the terms of this Agreement or to give effect to any applicable Assignment and Assumption, Increasing Lender Supplement or Augmenting Lender Supplement.

“Revolving Loan Increase” is defined in Section 2.05(b).
“Revolving Loan Termination Date” means the earlier of (a) the fifth anniversary of the Closing Date and (b) the date of termination in whole of the Aggregate Revolving Loan Commitment pursuant to Section 2.05(a) or Section 9.01.
“S&P” means Standard & Poor’s Ratings Service, a subsidiary of S&P Global Inc.
“Sale-Leaseback Transaction” means an arrangement relating to property owned by the Borrower or any Restricted Subsidiary whereby the Borrower or such Restricted Subsidiary sells or transfers such property to any Person and the Borrower or any Restricted Subsidiary leases such property, or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, from such Person or its Affiliates.
“Sanctioned Country” means, at any time, a country or territory which is the subject or target of any Sanctions.
“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or any EU member state, (b) any Person located, organized or resident in a Sanctioned Country or (c) any Person owned 50 percent or more, directly or indirectly, or controlled by, one or more Persons described in (a) above.
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union or any EU member state, or Her Majesty’s Treasury of the United Kingdom.
“Secured Obligations” is defined in the Collateral Agreement.
“Secured Parties” means collectively, the Administrative Agent, the Lenders, each Cash Management Bank, each Hedge Bank, each Issuing Bank and each sub-agent appointed by the Administrative Agent pursuant to Section 11.05.
“Securities Act” means the United States Securities Act of 1933.
“Senior Management Team” means (a) each Authorized Officer, the chief executive officer, secretary and (b) any chief executive officer, president, vice president, chief financial officer, treasurer or secretary of any Subsidiary Guarantor.
“Senior Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (i) Consolidated Senior Secured Debt as of such date, minus cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries to the extent not designated as restricted on the consolidated balance sheet of the Borrower and the Restricted Subsidiaries in accordance with GAAP (but including, in any event cash and Cash Equivalents restricted in favor of the

Administrative Agent on behalf of the Credit Parties) to (ii) LTM Consolidated EBITDA, or if less than four consecutive fiscal quarters have been completed since the Closing Date, Consolidated EBITDA for the fiscal quarters that have been completed since such date; provided that, for purposes of computing the Senior Secured Net Leverage Ratio for the first three fiscal quarters following the Closing Date such ratio shall be determined by multiplying the results of the first fiscal quarter by four, the results of the second fiscal quarter by two and the results of the third fiscal quarter by 1.33.
“Solvent” means, when used with respect to any Person, that at the time of determination:
(i)    the sum of its liabilities (including contingent liabilities) does not exceed the present fair value of its present assets;
(ii)    the fair value of its assets is greater than the total amount its liabilities (including contingent liabilities);
(iii)    its capital is not unreasonably small in relation to its business as conducted;
(iv)    it has not and does not intend to incur, or believe that it will incur, debts (including current obligations) beyond its ability to pay such debts as they become due (whether at maturity or otherwise).
With respect to contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represent the amount which can be reasonably be expected to become an actual or matured liability.

“Specified Merger Agreement Representations” means such of the representations and warranties in the Merger Agreement made by the Target with respect to the Target and its Subsidiaries as are material to the interests of the Lenders, but only to the extent that the Borrower (and/or its applicable Affiliate has) the right to terminate its and/or such Affiliate’s obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement.
“Specified Representations” means the representations and warranties set forth in Sections 6.01 (as it relates to the Loan Parties), 6.02, 6.03(b), 6.03(c), 6.03(d)(with respect to the incurrence of debt for borrowed money of the Borrower or any of the Subsidiary Guarantors), 6.11, 6.13(a) (only with respect to the last sentence thereof), 6.15, 6.19, 6.21 (subject to the last sentence of Section 5.01, as it relates to the creation, validity and perfection of the security interests in the Collateral), and 6.24.
“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject, with respect to the Eurodollar Rate, for eurocurrency funding (currently referred to as

“Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.
“Subsidiary” of a Person means (i) any corporation more than 50.0% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, limited liability company, association, joint venture or similar business organization more than 50.0% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a “Subsidiary” means a Subsidiary of the Borrower.
“Subsidiary Guarantors” means each Subsidiary of the Borrower that is party to the Collateral Agreement as a guarantor (which shall not include any Excluded Subsidiary), until any such Subsidiary is released as a guarantor under the Collateral Agreement in accordance with the Loan Documents.
“Subordinated Indebtedness” of a Person means any Indebtedness of such Person the payment of which is subordinated to payment of the Obligations.
“Supplemental Perfection Certificate” means a certificate in the form of Exhibit I or any other form approved by the Administrative Agent.

“Surviving Person” is defined in Section 7.03(c).
“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any Subsidiary shall be a Swap Agreement.
“Swap Obligation” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.
“Synthetic Lease” means, as to any Person, any lease (including leases that may be terminated by the lessee at any time) of any property (whether real, personal or mixed) (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, other than any such lease under which such Person is the lessor.
“Synthetic Lease Obligations” means, as to any Person, an amount equal to the sum, without duplication, of (a) the obligations of such person to pay rent or other amounts under any Synthetic Lease which are attributable to principal and (b) the amount of any purchase price payment under any Synthetic Lease assuming the lessee exercises the option to purchase the leased property at the end of the lease term.
“Target” is defined in the recitals hereof.
“Target Refinancing” is defined in Section 5.01(i).
“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Term Facility” means the Term Loans of all Term Lenders at such time.
“Term Lender” means at any time, a Lender with an outstanding Term Loan or Term Loan Commitment at such time.
“Term Loan” means (a) the Closing Date Term Loans made by the Closing Date Term Lenders, (b) term loans made pursuant to an Incremental Term Loan Amendment, (c) term loans made pursuant to a Refinancing Amendment and (d) Extended Term Loans, as the context requires.

“Term Loan Commitment” means (a) with respect to each Closing Date Term Lender, the Closing Date Term Loan Commitment of such Closing Date Term Lender or (b) with respect to any Term Lender, the amount specified as such Term Lender’s “Term Loan Commitment” in the Assignment and Assumption or Incremental Term Loan Amendment by which it became a Term Lender, in each case, as such amount may be modified from time to time pursuant to the terms of this Agreement or to give effect to any applicable Assignment and Assumption or Incremental Term Loan Amendment.
“Term Loan Maturity Date” means the date that is seven years after the Closing Date, as such date may be extended pursuant to Section 2.20.
“Test Period” means, for any date of determination under this Agreement, the four consecutive fiscal quarters of the Borrower most recently ended as of such date of determination for which financial statements have been delivered pursuant to Section 7.01(a)(i) or (ii), as applicable; provided that prior to the first delivery of financial statements pursuant to Section 7.01(a)(i) or (ii), as applicable, “Test Period” means the period of four consecutive fiscal quarters in respect of the audited financial statements as of December 31, 2017 delivered pursuant to Section 5.01(b)(v).
“Total Net Leverage Ratio” means, as of any date of determination, the ratio of (i) Consolidated Total Indebtedness as of such date, minus cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries to the extent not designated as restricted on the consolidated balance sheet of the Borrower and the Restricted Subsidiaries in accordance with GAAP (but including, in any event cash and Cash Equivalents restricted in favor of the Administrative Agent on behalf of the Credit Parties) to (ii) LTM Consolidated EBITDA, or if less than four consecutive fiscal quarters have been completed since the Closing Date, Consolidated EBITDA for the fiscal quarters that have been completed since such date; provided that, for purposes of computing the Total Net Leverage Ratio for the first three fiscal quarters following the Closing Date such ratio shall be determined by multiplying the results of the first fiscal quarter by four, the results of the second fiscal quarter by two and the results of the third fiscal quarter by 1.33.
“Transactions” means, collectively, the transactions contemplated by the Merger Agreement and transactions related or incidental to, or in connection with such transactions, the funding of the Closing Date Term Loans, the funding of the Revolving Loans on the Closing Date (if applicable), the Target Refinancing and the Borrower Refinancing.
“Transferee” is defined in Section 13.05.
“Type” when used in reference to any Loan or Advance, refers to whether the rate of interest on such Loan, or on the Loans comprising such Advance, is determined by reference to the Eurodollar Rate or the Alternate Base Rate.
“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” is defined in Section 4.05(g)(ii).
“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the perfection of security interests created by the Collateral Documents.
“Unrestricted Subsidiary” means any Subsidiary of the Borrower designated by the Board of Directors of the Borrower as an Unrestricted Subsidiary pursuant to Section 7.02(o) subsequent to the Closing Date.
“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining instalment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (ii) the then outstanding principal amount of such Indebtedness.
“Withholding Agent” means any Loan Party and the Administrative Agent.
“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.
“Yield Differential” is defined in Section 2.05(b)(iii).
Section 1.02    References. Any references to Subsidiaries of the Borrower shall not in any way be construed as consent by the Administrative Agent or any Lender to the establishment, maintenance or acquisition of any Subsidiary, except as may otherwise be permitted hereunder.
Section 1.03    Accounting Terms. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with generally accepted accounting principles in existence as of the Closing Date.
Section 1.04    Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply), and all judgments, orders and decrees, of all Governmental Authorities. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.05    Limited Condition Transactions. Notwithstanding anything in this Agreement or any Loan Document to the contrary, when determining compliance with any applicable conditions to the consummation of any Limited Condition Transaction (including, without limitation, any Default or Event of Default condition), the date of determination of such applicable conditions shall, at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCT Test Date”). If, based on the calculation of such applicable condition on a pro forma basis after giving effect to such Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred on the first day of the four fiscal quarter period of the Borrower most recently ending prior to the LCT Test Date for which financial statements are delivered to the Administrative Agent, the Borrower or a Restricted Subsidiary could have taken such action on the relevant LCT Test Date in compliance with the applicable conditions thereto, then such applicable conditions shall be deemed to have been complied with, unless an Event of Default described in clauses (a), (e) (solely with respect to the Borrower), (f) (solely with respect to the Borrower) or (h)(ii) of Section 8.01 shall be continuing on the date such Limited Condition Transaction is actually consummated. For the avoidance of doubt, if an LCT Election is made, then the applicable conditions thereto shall not be tested at the time of consummation of such Limited Condition Transaction. If the Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio or basket availability with respect to any other transaction on or following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated both (x) on a pro forma basis assuming such Limited Condition Transaction and other related transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated and (y) on a pro forma basis assuming such Limited Condition Transaction and other related transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have not been consummated, and the applicable action shall only be permitted if there is sufficient availability under the applicable ratio or basket under both of the calculations pursuant to subsections (x) and (y).
ARTICLE 2
AMOUNT AND TERMS OF CREDIT

Section 2.01    The Commitments. (a) Upon the satisfaction of the conditions precedent set forth in Sections 5.01 and 5.02, as applicable, from and including the Closing Date and prior to the Revolving Loan Termination Date, each Revolving Lender severally and not jointly agrees, on the terms and conditions set forth in this Agreement, to make revolving loans to the Borrower from time to time, in Dollars, in an amount not to exceed such Revolving Lender’s Pro Rata Share of Revolving Credit Availability at such time (each such loan, together with any loans made pursuant to a Revolving Loan Increase, Extended Revolving Loans and Refinancing Revolving Loans, a “Revolving Loan”); provided, however, at no time shall the Revolving Credit Obligations exceed the Aggregate Revolving Loan Commitment. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow Revolving Loans at any time prior to the Revolving Loan Termination Date.
(b)    Upon the satisfaction of the conditions precedent set forth in Sections 5.01 and 5.02, each Closing Date Term Lender severally agrees to make a single term loan to the Borrower on the Closing Date the principal amount of such Closing Date Term Lender’s Closing Date Term Loan Commitment, which Term Loans (i) shall be denominated in Dollars and (ii) shall, at the option of the Borrower and subject to clause (c) below, be incurred and maintained as, and/or converted into, ABR Loans or Eurodollar Rate Loans. Upon the funding of the Closing Date Term Loans on the Closing Date, the Closing Date Term Loan Commitments shall terminate. Amounts repaid or prepaid in respect of the Term Loans may not be reborrowed.
(c)    The Loans made on the Closing Date or on or before the third (3rd) Business Day thereafter shall initially be Eurodollar Rate Loans and thereafter may be continued as Eurodollar Rate Loans or converted into ABR Loans in the manner provided in Section 2.09 and subject to the other conditions and limitations therein set forth and set forth in this Article 2 and set forth in the definition of Interest Period; provided that the Borrower delivers a Borrowing/Election Notice, signed by it, together with appropriate documentation in form and substance reasonably satisfactory to the Administrative Agent indemnifying the applicable Lenders for the amounts described in Section 4.04 on or before the third (3rd) Business Day prior to the Closing Date. Revolving Loans made after the Closing Date shall be, at the option of the Borrower, selected in accordance with Section 2.09, either ABR Loans or Eurodollar Rate Loans.
(d)    On the Maturity Date, the Borrower shall repay in full the outstanding principal balance of the Loans. Each Advance under this Section 2.01 shall consist of Loans made by each applicable Lender ratably in proportion to such Lender’s respective Pro Rata Share of such Advance.
(e)    Borrowing/Election Notice; Making of Loans. The Borrower shall deliver to the Administrative Agent a Borrowing/Election Notice, signed by it, in accordance with the terms of Section 2.07. Promptly after receipt of a Borrowing/Election Notice under Section 2.07 in respect of Loans, the Administrative Agent shall notify each Lender of the applicable Class by facsimile, or other similar form of transmission, of the requested Loan. Each applicable Lender shall make available its Loan in accordance with the terms of Section 2.06. The Administrative Agent will promptly make the funds so received from the Lenders available to the Borrower at the Administrative Agent’s office in Baltimore, Maryland on the Closing Date or, in the case of Revolving Lenders, applicable Borrowing Date and shall disburse such proceeds in accordance with the Borrower’s disbursement instructions set forth in such Borrowing/Election Notice. The failure of any Lender to deposit the amount described above with the Administrative Agent on the Closing Date or the applicable Borrowing Date shall not relieve any other Lender of its obligations hereunder to make its Loan on the Closing Date or such Borrowing Date.
Section 2.02    [Reserved.]

Section 2.03    Rate Options for all Advances; Maximum Interest Periods. The Revolving Loans and Term Loans may be ABR Loans or Eurodollar Rate Loans, or a combination thereof, selected by the Borrower in accordance with Section 2.09. The Borrower may select, in accordance with Section 2.09, rate options and Interest Periods applicable to the Revolving Loans and Term Loans; provided that there shall be no more than eight (8) Interest Periods in effect with respect to all of the Loans at any time.
Section 2.04    Prepayment of Loans. (a) Optional Prepayments. (i) Subject to clause (b) below, the Borrower may from time to time and at any time upon at least two (2) Business Day’s prior written notice repay or prepay, without penalty or premium all or any part of outstanding ABR Loans comprising the same Advance in an aggregate minimum amount of $10,000,000 and in integral multiples of $1,000,000 in excess thereof. Advances of Eurodollar Rate Loans may be voluntarily repaid or prepaid on or prior to the last day of the applicable Interest Period, subject to the indemnification provisions contained in Section 4.04, provided that the Borrower may not so prepay Eurodollar Rate Loans unless it shall have provided at least three (3) Business Days’ prior written notice to the Administrative Agent of such prepayment and provided, further that optional prepayments of Advances of Eurodollar Rate Loans made pursuant to Section 2.04(a)(i) shall be for the entire amount of the outstanding Eurodollar Rate Loans that are Revolving Loans of such
Advance. Prior to any repayment of any Advances of any Class under this Section, the Borrower shall select the Advances or Advances of the applicable Class to be repaid and shall notify the Administrative Agent by telephone (confirmed by hand delivery or facsimile) of such selection. Each repayment of an Advance shall be applied ratably to the Loans included in the repaid Advance. Repayments of Advances shall be accompanied by accrued interest on the amounts repaid.
(ii)    In the event any Term Loans are subject to a Repricing Event prior to the first anniversary of the Closing Date, a Term Lender whose Term Loans are prepaid or repaid in whole or in part, or which is required to assign any of its Term Loans pursuant to Section 2.19, in connection with such Repricing Event or which holds a Term Loan the All-in Yield of which is reduced as a result of a Repricing Event shall be paid an amount equal to 1.00% of the aggregate principal amount of such Lender’s Term Loans so prepaid, repaid, assigned or repriced.
(b)    Mandatory Prepayments. (i) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Borrower or any Restricted Subsidiary in respect of any Prepayment Event following the Closing Date, the Borrower shall, on the day such Net Proceeds are received (or, in the case of a Prepayment Event described in clauses (a) or (b) of the definition of the term “Prepayment Event,” within three Business Days after such Net Proceeds are received), prepay Term Loans in an amount equal to 100.0% of such Net Proceeds; provided that, in the case of any event described in clauses (a) or (b) of the definition of the term “Prepayment Event,” if the Borrower shall, prior to the date of the required prepayment, deliver to the Administrative Agent a certificate of an Authorized Officer of the Borrower to the effect that the Borrower intends to cause the Net Proceeds from such event (or a portion thereof specified in such certificate) to be applied within 365 days after receipt of such Net Proceeds to acquire real property, equipment or other tangible assets to be used in the business of the Borrower or the Restricted Subsidiaries, or to consummate any Permitted Acquisition (or any other acquisition of all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any Person) permitted hereunder, and certifying that no Default has occurred and is continuing, then no prepayment shall be required pursuant to this paragraph in respect of the Net Proceeds from such event (or the portion of such Net Proceeds specified in such certificate, if applicable) except to the extent of any such Net Proceeds that have not been so applied by the end of such 365-day period (or within a period of 180 days thereafter if by the end of such initial 365-day period the Borrower or one or more Restricted Subsidiaries shall have entered into an agreement with a third party to acquire such real property, equipment or other tangible assets, or to consummate such Permitted Acquisition or other acquisition, with such Net Proceeds), at which time a prepayment shall be required in an amount equal to the Net Proceeds that have not been so applied (and no prepayment shall be required to the extent the aggregate amount of such Net Proceeds that are not reinvested in accordance with this Section does not exceed $5,000,000 in any fiscal year); provided, further that to the extent any such Net Proceeds shall be received in respect of assets owned by a Loan Party, such Net Proceeds may be reinvested only in assets owned by a Loan Party or, in the case of a Permitted Acquisition or other acquisition, by any Person that shall become a Subsidiary Guarantor upon the consummation thereof (other than, in each case, Equity Interests in Foreign Subsidiaries, except to the extent such Net Proceeds shall have resulted from the sale of Equity Interests in one or more Foreign Subsidiaries).
(ii)    In the event that the Borrower has Excess Cash Flow for any fiscal year of the Borrower, commencing with the fiscal year ending December 31, 2019, the Borrower shall, not later than ninety (90) days following the end of such fiscal year, prepay Term Loans in an amount equal to the excess of (x) an amount equal to the ECF Percentage multiplied by Excess Cash Flow for such fiscal year over (y) the amount of prepayments of (A) Term Loans pursuant to Section 2.04(a)(i) during such fiscal year and (B) to the extent accompanied by a permanent reduction in the Aggregate Revolving Loan Commitment, Revolving Loans (in each case, other than any such prepayment made with the proceeds of Indebtedness).
(iii)    Prior to any optional or mandatory prepayment of Term Loans under this Section, the Borrower shall, subject to the next sentence, specify the Term Loans or Term Loans to be prepaid in the notice of such prepayment. In the event of any mandatory prepayment of Term Loans from a Prepayment Event under clauses (a) or (b) of the definition thereof made at a time when Term Loans of more than one Class remain outstanding, the Borrower shall select Term Loans to be prepaid so that the aggregate amount of such prepayment is allocated among the Term Loans pro rata based on the aggregate principal amounts of outstanding Term Loans of each such Class; provided that to the extent provided in the relevant Incremental Term Loan Amendment or Extension Agreement, any Class of Incremental Term Loans or Extended Term Loans may be paid on a pro rata basis or less than pro rata basis with any other Class of Term Loans. Any prepayment of Loans from a Prepayment Event described in clause (c) of the definition of “Prepayment Event” shall be applied to the Class or Classes of Loans selected by the Borrower.
(iv)    Notwithstanding the foregoing, any Term Lender may elect, by notice to the Administrative Agent by telephone (confirmed by hand delivery or facsimile) at least one Business Day (or such shorter period as may be established by the Administrative Agent) prior to the required prepayment date, to decline all or any portion of any prepayment of its Term Loans pursuant to this Section 2.04 (other than an optional prepayment pursuant to paragraph (a) of this Section or a prepayment pursuant to clause (c) of the definition of “Prepayment Event,” which may not be declined), in which case the aggregate amount of the payment that would have been applied to prepay Loans but was so declined may be retained by the Borrower and shall constitute “Declined Proceeds.”
(v)    The Borrower shall notify the Administrative Agent by telephone (confirmed by hand delivery or facsimile) of any optional prepayment and, to the extent practicable, any mandatory prepayment hereunder (A) in the case of prepayment of a Eurodollar Rate Loan, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment or (B) in the case of prepayment of an ABR Loan, not later than 11:00 a.m., New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Advance or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment; provided that a notice of prepayment of Advances pursuant to paragraph (a) of this Section may state that such notice is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified date of prepayment) if such condition is not satisfied. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the applicable Class of the contents thereof. Each partial prepayment of any Advance shall be in an amount that would be permitted in the case of an advance of an Advance of the same Type as provided in Section 2.04(a), except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of an Advance shall be applied ratably to the Loans included in the prepaid Advance. Prepayments shall be accompanied by accrued interest as required by Section 2.11. In no event (except pursuant to Section 2.05 below) shall a repayment or a prepayment of a Revolving Loan result in a reduction of the Aggregate Revolving Loan Commitment.
(vi)    Foreign Prepayment Event. Notwithstanding anything to the contrary contained in this Section 2.04(b), mandatory prepayments arising from the receipt of Net Cash Proceeds from any Prepayment Event by or the Excess Cash Flow attributable to any Foreign Subsidiary (each, a “Foreign Mandatory Prepayment Event”) shall not be required (A) to the extent the making of any such Foreign Mandatory Prepayment Event (or the repatriation of funds to effect such payment) would give rise to a material adverse Tax consequence (as determined in good faith by the Borrower) or (B) so long as the applicable local law will not permit repatriation thereof to the United States (the Borrower hereby agreeing to use commercially reasonable efforts to cause the applicable Foreign Subsidiary to promptly file any required forms, obtain any necessary consents and take all similar actions reasonably required by the applicable local law to permit such repatriation); provided that if such repatriation of any such affected Net Cash Proceeds or Excess Cash Flow is later permitted under applicable law, such repatriation will, subject to clause (A) above, be effected as promptly as practicable and such repatriated Net Cash Proceeds or Excess Cash Flow, as applicable, will be promptly after such repatriation applied to the repayment of the Term Loans pursuant to this Section 2.04(b) to the extent provided herein.

Section 2.05    Reduction of Revolving Loan Commitments; Expansion Option. (a) Reduction of Revolving Loan Commitments. The Borrower may permanently reduce the Aggregate Revolving Loan Commitment in whole, or in part ratably among the Lenders, in an aggregate minimum amount of $25,000,000 and integral multiples of $5,000,000 in excess of that amount (unless the Aggregate Revolving Loan Commitment is reduced in whole), upon at least three (3) Business Days’ prior written notice to the Administrative Agent, which notice shall specify the amount of any such reduction; provided, however, that the amount of the Aggregate Revolving Loan Commitment may not be reduced below the aggregate principal amount of the outstanding Revolving Credit Obligations. All accrued Commitment Fees shall be payable on the effective date of any termination of the obligations of the Revolving Lenders to make Revolving Loans hereunder and all accrued Commitment Fees shall be payable upon any reduction of the Aggregate Revolving Loan Commitment on the amount so reduced.
(b)    Expansion Option. (i) The Borrower may from time to time after the Closing Date elect to increase the Aggregate Revolving Loan Commitment (each, a “Revolving Loan Increase”) or increase the aggregate principal amount of any Class of Term Loans or enter into one or more tranches of term loans (each an “Incremental Term Loan”), in each case in minimum amounts of $5,000,000 and increments of $1,000,000 so long as, after giving effect thereto, the aggregate amount of such Revolving Loan Increases and such Incremental Term Loans does not exceed:
(A)    (i) $150,000,000 plus (ii) the aggregate principal amount of any prepayments of (A) Term Loans pursuant to Section 2.04(a)(i) during such fiscal year and (B) to the extent accompanied by a permanent reduction in the Aggregate Revolving Loan Commitment, Revolving Loans (in each case, other than any such prepayment made with the proceeds of Indebtedness), plus
(B)    an additional amount, so long as, after giving effect to the incurrence of such additional amount (and assuming for such purposes that the entire amount of any such Revolving Loan Increase is fully funded), the pro forma Senior Secured Net Leverage Ratio does not exceed 4.00 to 1.00.
The Borrower may arrange for any such Revolving Loan Increase or Incremental Term Loan to be provided by one or more existing Lenders (each existing Lender so agreeing to an increase in its Revolving Loan Commitment, or to participate in such Incremental Term Loans, an “Increasing Lender”), or by one or more new banks, financial institutions or other entities (each such new bank, financial institution or other entity, an “Augmenting Lender”), to increase their existing Revolving Loan Commitments or to participate in such Incremental Term Loans (it being agreed that any Lender approached to provide any such Revolving Loan Increase or Incremental Term Loans may elect or decline, in its sole discretion, to provide such Revolving Loan Increase or Incremental Term Loans); provided that (i) each Augmenting Lender, shall be subject to the approval of the Borrower and the Administrative Agent and, in the case of a Revolving Loan Increase, the Issuing Banks (which consent shall not be unreasonably withheld or delayed), and (ii) with respect to any Revolving Loan Increase, (x) in the case of an Increasing Lender, the Borrower and such Increasing Lender execute an agreement substantially in the form of Exhibit E-1 hereto (each, an “Increasing Lender Supplement”), and (y) in the case of an Augmenting Lender, the Borrower and such Augmenting

Lender execute an agreement substantially in the form of Exhibit E-2 hereto (each, an “Augmenting Lender Supplement”). No consent of any Lender (other than the Lenders participating in the Revolving Loan Increase or Incremental Term Loan) shall be required for any Revolving Loan Increase or Incremental Term Loans pursuant to this Section 2.05(b)(i), as applicable. Revolving Loan Increases and Incremental Term Loans created pursuant to this Section 2.05(b)(i), shall become effective on the date agreed by the Borrower, the Administrative Agent and the relevant Increasing Lenders or Augmenting Lenders, and the Administrative Agent shall notify each Lender thereof. Incremental Term Loans may be made hereunder pursuant to an amendment or an amendment and restatement (an “Incremental Term Loan Amendment”) of this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Increasing Lender participating in such tranche, each Augmenting Lender participating in such tranche, if any, and the Administrative Agent. The Incremental Term Loan Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent, to effect the provisions of this Section 2.05(b). Notwithstanding the foregoing, no increase in the Aggregate Revolving Loan Commitment (or in the Revolving Loan Commitment of any Lender) or Incremental Term Loans shall become effective under this paragraph unless:
(1)    on the proposed date of the effectiveness of such increase or Incremental Term Loans, the conditions set forth in paragraphs (a) and (b) of Section 5.02 shall be satisfied or waived by the Required Lenders; provided that if the proceeds of such Incremental Term Loans are being used to finance a Limited Condition Transaction, (i) the condition set forth in such paragraph (a) shall be satisfied or waived by the Required Lenders as of the date the definitive agreements for such Limited Condition Transaction are entered into and (ii) the condition set forth in such paragraph (b) shall be limited to the accuracy of the Specified Representations, and the Administrative Agent shall have received a certificate to that effect dated such date and executed by an Authorized Officer of the Borrower; and
(2)    the Administrative Agent shall have received documents consistent with those delivered pursuant to Sections 5.01 and 5.02 as to the corporate power and authority of the Borrower to borrow hereunder after giving effect to such increase (including, without limitation, opinions of counsel for the Borrower and the Subsidiary Guarantors in form and substance reasonably satisfactory to the Administrative Agent).
(ii)    On the effective date of any Revolving Loan Increase, (A) each relevant Increasing Lender and Augmenting Lender shall make available to the Administrative Agent such amounts in immediately available funds as the Administrative Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase and the use of such amounts to make payments to such other Lenders, each Revolving Lender’s portion of the outstanding Revolving Loans of all the Revolving Lenders to equal such Revolving Lender’s Pro Rata Share of Revolving Credit Availability at such time and (B) the Borrower shall be deemed to have repaid and reborrowed all outstanding

Revolving Loans as of the date of any increase in the Revolving Loan Commitments (with such reborrowing to consist of the Types of Revolving Loans, with related Interest Periods if applicable, specified in a Borrowing/Election Notice delivered by the Borrower in accordance with the requirements of Section 2.07). The deemed payments made pursuant to clause (B) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each Eurodollar Rate Loan, shall be subject to indemnification by the Borrower pursuant to the provisions of Section 4.04 if the deemed payment occurs other than on the last day of the related Interest Periods.
(iii)    The terms and conditions of any Revolving Loan Increase and the Incremental Term Loans shall be, except as otherwise set forth herein or in the applicable Revolving Loan Increase or Incremental Term Loan Amendment, identical to those of the Revolving Loan Commitment and Term Loans, as applicable; provided that (A) if the All-in Yield for any Incremental Term Loans exceeds the All-in Yield for the Term Loans by more than 50 basis points (the amount of such excess above 50 basis points being referred to herein as the “Yield Differential”), then the Applicable Rate for the Term Loans shall automatically be increased by the Yield Differential, effective upon the making of such Incremental Term Loans, (B) no Incremental Term Maturity Date shall be earlier than the Term Loan Maturity Date, (C) the Weighted Average Life to Maturity of any Incremental Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans, (D) the Incremental Term Loans will rank pari passu in right of payment and with respect to security with the Term Loans and none of the obligors or guarantors with respect thereto shall be a Person that is not a Loan Party, (E) the Incremental Term Loans may participate on a pro rata basis (or on a basis that is less than pro rata) in any mandatory prepayments of the Term Loans, but may not provide for mandatory prepayment requirements that are more favorable than those applicable to Term Loans and (F) to the extent the terms of the Incremental Term Loans are inconsistent with the terms of the Term Loans (except as set forth in clauses (A), (B) and (C) above), such terms shall be reasonably satisfactory to the Administrative Agent. For the avoidance of doubt, all terms of any Revolving Loan Increase (including the Applicable Margin thereon) shall be identical to the terms of the Revolving Facility.
Section 2.06    Method of Borrowing. Not later than 2:00 p.m. (New York City time) on each Borrowing Date, each applicable Lender shall make available its Pro Rata Share of each such Advance, in immediately available funds, to the Administrative Agent at its address specified pursuant to Section 10.17. The Administrative Agent will promptly make the funds so received from the Lenders available to the Borrower at the Administrative Agent’s aforesaid address.
Section 2.07    Method of Selecting Types and Interest Periods for Advances. The Borrower shall select the Type and Class of Advance and, in the case of each Advance of Eurodollar Rate Loans, the Interest Period applicable to each Advance from time to time. The Borrower shall give the Administrative Agent irrevocable notice in substantially the form of Exhibit B hereto (a “Borrowing/Election Notice”) not later than 11:00 a.m. (New York City time) (a) one (1) Business

Day before the Borrowing Date of each Advance of ABR Loans; provided, that same-day notice of not later than 11:00 a.m. shall be permitted for up to an aggregate principal amount of $25,000,000 of Loans under the Revolving Facility and (b) three (3) Business Days before the Borrowing Date for each Advance of Eurodollar Rate Loans specifying: (i) the Borrowing Date (which shall be a Business Day) of such Advance; (ii) the aggregate amount of such Advance; (iii) the Type and Class of Advance selected; and (iv) in the case of each Advance of Eurodollar Rate Loans, the Interest Period applicable thereto; provided, however, that with respect to the borrowing on the Closing Date, such notice shall be delivered in accordance with the terms of Section 2.01(b) and shall be accompanied by the documentation specified in such Section, if applicable. The Borrower shall select Interest Periods so that, to the best of the Borrower’s knowledge, it will not be necessary to prepay all or any portion of any Advance of Eurodollar Rate Loans prior to the last day of the applicable Interest Period in order to make mandatory prepayments as required pursuant to the terms hereof. Each Advance of ABR Loans and all Obligations other than Loans shall bear interest from and including the date of the making of such Advance, in the case of Advances of ABR Loans, and the date such Obligation is due and owing in the case of such other Obligations, to (but not including) the date of repayment thereof at the Alternate Base Rate, changing when and as such Alternate Base Rate changes. Changes in the rate of interest on that portion of the Loans maintained as ABR Loans will take effect simultaneously with each change in the Alternate Base Rate. Each Advance of Eurodollar Rate Loans shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Advance, changing when and as the Applicable Margin changes. Changes in the rate of interest on that portion of the Loans maintained as Eurodollar Rate Loans will take effect simultaneously with each change in the Applicable Margin.

Section 2.08    Minimum Amount of Each Advance. Each Advance (other than an Advance to repay a Reimbursement Obligation) shall be in the minimum amount of $10,000,000 (and in multiples of $1,000,000 if in excess thereof); provided, however, that any Advance of ABR Loans may be in the amount of the unused Aggregate Revolving Loan Commitment.
Section 2.09    Method of Selecting Types and Interest Periods for Conversion and Continuation of Advances. (a) Right to Convert. The Borrower may elect from time to time, subject to the provisions of Section 2.03, this Section 2.09 and Section 5.02 to convert all or any part of a Loan of any Type into any other Type or Types of Loans; provided that any conversion of any Advance of Eurodollar Rate Loans shall be made on, and only on, the last day of the Interest Period applicable thereto.
(b)    Automatic Conversion and Continuation. ABR Loans shall continue as ABR Loans unless and until such ABR Loans are repaid or converted into Eurodollar Rate Loans. Eurodollar Rate Loans shall continue as Eurodollar Rate Loans until the end of the then applicable Interest Period therefor, at which time such Eurodollar Rate Loans shall be automatically converted into Eurodollar Rate Loans with an Interest Period of one-month unless the Borrower shall have given the Administrative Agent a Borrowing/Election Notice in accordance with Section 2.09(d) requesting that, at the end of such Interest Period, such Eurodollar Rate Loans convert into ABR Loans or continue as a Eurodollar Rate Loan with a longer period.
(c)    No Conversion Post-Event of Default. Notwithstanding anything to the contrary contained in Section 2.09(a) or Section 2.09(b), no Loan may be converted into or continued as a Eurodollar Rate Loan (except with the consent of the Required Lenders) when any Event of Default has occurred and is continuing.
(d)    Borrowing/Election Notice. The Borrower shall give the Administrative Agent an irrevocable Borrowing/Election Notice of each conversion of an ABR Loan into a Eurodollar Rate Loan or continuation of a Eurodollar Rate Loan not later than 11:00 a.m. (New York City time) three (3) Business Days prior to the date of the requested conversion or continuation, specifying: (i) the requested date (which shall be a Business Day) of such conversion or continuation; (ii) the amount and Type of the Loan to be converted or continued; and (iii) the amount of Eurodollar Rate Loan(s) into which such Loan is to be converted or continued, and the duration of the Interest Period applicable thereto.
Section 2.10    Event of Default Rate. After the occurrence and during the continuance of an Event of Default under (a) Section 8.01(a), if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due (after giving effect to any applicable grace period), whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2.0% per annum plus the rate otherwise applicable to such Loan as provided in Section 2.03 and (ii) in the case of any other overdue amount, 2.0% per annum plus the rate applicable to Advances of ABR Loans and (b) Sections 8.01(e) or 8.01(f), the interest rate described in clause (a) above shall be applicable to the Loans without any election or action on the part of the Administrative Agent or any other Lender.
Section 2.11    Method of Payment. All payments of principal, interest, fees, commissions and L/C Obligations hereunder shall be made, without setoff, deduction or counterclaim, in immediately available funds to the Administrative Agent at the Administrative Agent’s address specified pursuant to Section 10.17, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrower, by 2:00 p.m. (New York City time) on the date when due and shall be made ratably among the Lenders (unless such amount is not to be shared ratably in accordance with the terms hereof). Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered promptly by the Administrative Agent to such Lender in the same type of funds which the Administrative Agent received at its address specified pursuant to Section 10.17 or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. Each reference to the Administrative Agent in this Section 2.11 shall also be deemed to refer, and shall apply equally, to each Issuing Bank, in the case of payments required to be made by the Borrower to such Issuing Bank pursuant to Article 3.
Section 2.12    Evidence of Debt; Noteless Agreement. (a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.
(b)    The Administrative Agent shall also maintain accounts in which it will record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period, if any, with respect thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, (iii) the original stated amount of each Letter of Credit and the amount of the L/C Obligations outstanding at any time and (iv) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.
(c)    The entries made in the accounts maintained pursuant to clauses (a) and (b) above shall be prima facie evidence of the existence and amounts of the Obligations therein recorded unless the Borrower objects to information contained therein within thirty (30) days of the Borrower’s receipt of such information; provided, however, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Obligations in accordance with the terms of this Agreement.
(d)    Any Lender may request that its Loans be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note for such Loans payable to the order of such Lender and in a form approved by the Administrative Agent in its reasonable discretion and consistent with the terms of this Agreement. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (prior to any assignment pursuant to Section 13.03) be represented by one or more promissory notes in such form, payable to the order of the payee named therein, except to the extent that any such Lender subsequently returns any such note for cancellation and requests that such Loans once again be evidenced as described in clauses (a) and (b) above.
Section 2.13    Telephonic Notices. The Borrower authorizes the Lenders and the Administrative Agent to extend, convert or continue Advances, effect selections of Types of Advances and to transfer funds based on telephonic notices made by any person or persons the Administrative Agent or any Lender in good faith believes to be acting on behalf of the Borrower. The Borrower agrees to deliver promptly to the Administrative Agent a written confirmation, signed by an Authorized Officer of the Borrower, if such confirmation is requested by the Administrative Agent or any Lender, of each telephonic notice. If the written confirmation differs in any material respect from the action taken by the Administrative Agent and the Lenders, the records of the Administrative Agent and the Lenders with respect to such telephonic notice shall govern absent manifest error. In case of disagreement concerning such notices, if the Administrative Agent has recorded telephonic Borrowing/Election Notices, such recordings will be made available to the Borrower upon the Borrower’s request therefor.
Section 2.14    Promise to Pay; Interest and Commitment Fees; Interest Payment Dates; Interest and Fee Basis; Loan and Control Accounts. (a) Promise to Pay. The Borrower unconditionally promises to pay when due the principal amount of each Loan and all other Obligations incurred by it, and to pay all unpaid interest accrued thereon, in accordance with the terms of this Agreement and the other Loan Documents.
(b)    Interest Payment Dates. Interest accrued on each ABR Loan shall be payable on each Payment Date, commencing with the first such date to occur after the Closing Date and on any date on which such ABR Loan is prepaid, whether by acceleration or otherwise and at maturity. Interest accrued on each Eurodollar Rate Loan shall be payable on the last day of its applicable Interest Period, on any date on which the Eurodollar Rate Loan is prepaid, whether by acceleration or otherwise, and at maturity. Interest accrued on each Eurodollar Rate Loan having an Interest Period longer than three months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accrued on the principal balance of all other Obligations shall be payable in arrears (i) on each Payment Date, commencing on the first such day following the incurrence of such Obligation, (ii) upon repayment thereof in full or in part, and (iii) if not theretofore paid in full, at the time such other Obligation becomes due and payable (whether by acceleration or otherwise).
(c)    Commitment Fees and Administrative Agent’s and Arrangers’ Fees. (i) The Borrower shall pay to the Administrative Agent, for the account of the Revolving Lenders in accordance with their Pro Rata Shares, from and after the Closing Date until the Revolving Loan Termination Date, a commitment fee (the “Commitment Fee”) accruing at the per annum rate of the then Applicable Commitment Fee Percentage, on the daily average unused Revolving Loan Commitments. All such Commitment Fees payable under this clause (c)(i) shall be payable quarterly in arrears on each Payment Date occurring after the Closing Date (with the first such payment being calculated for the period from the Closing Date and ending on June 30, 2018), and on the Revolving Loan Termination Date.
(ii)    The Borrower shall pay to the Administrative Agent for the sole account of the Administrative Agent, the fees payable at the times and in the amounts separately agreed.
(d)    Interest and Fee Basis; Applicable Margin, Applicable Commitment Fee Percentage and Applicable L/C Fee Percentage. (i) Interest accrued on Eurodollar Rate Loans, fees payable with respect to Letters of Credit and Commitment Fees shall be calculated for actual days elapsed on the basis of a year of 360 days, and interest accrued on ABR Loans where the basis for calculation is the Alternate Base Rate shall be calculated for actual days elapsed on the basis of a year of 365, or when appropriate 366, days. Interest shall be payable for the day an Obligation is incurred but not for the day of any payment on the amount paid if payment is received prior to 2:00 p.m. (New York City time) at the place of payment. If any payment of principal of or interest on a Loan or any payment of any other Obligations shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest, fees and commissions in connection with such payment.
Section 2.15    Notification of Advances, Interest Rates, Prepayments and Aggregate Revolving Loan Commitment Reductions. Promptly after receipt thereof, the Administrative Agent will notify each applicable Lender of the contents of each Aggregate Revolving Loan Commitment reduction notice, Increasing Lender Supplement, Augmenting Lender Supplement, Borrowing/Election Notice, repayment notice and issuance of Letter of Credit notice received by it hereunder. The Administrative Agent will notify each applicable Lender of the interest rate applicable to each Eurodollar Rate Loan promptly upon determination of such interest rate and will give each applicable Lender prompt notice of each change in the Alternate Base Rate.
Section 2.16    Lending Installations. Each Lender may book its Loans or Letters of Credit at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation. Subject to the provisions of Section 4.06, each Lender may, by written or facsimile notice to the Administrative Agent and the Borrower, designate a Lending Installation through which Loans will be made by it and for whose account Loan payments and/or payments of L/C Obligations are to be made.
Section 2.17    Non-Receipt of Funds by the Administrative Agent. Unless the Borrower or a Lender, as the case may be, notifies the Administrative Agent prior to the date on which it is scheduled to make payment to the Administrative Agent of (a) in the case of a Lender, the proceeds of a Loan or (b) in the case of the Borrower, a payment of principal, interest or fees to the Administrative Agent for the account of the Lenders, that it does not intend to make such payment, the Administrative Agent may assume that such payment has been made. The Administrative Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrower, as the case may be, has not in fact made such payment to the Administrative Agent, the recipient of such payment shall, on demand by the Administrative Agent, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (i) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (ii) in the case of payment by the Borrower, the interest rate applicable to the relevant Loan.
Section 2.18    Maturity Date. This Agreement shall be effective until the Maturity Date. Notwithstanding the termination of this Agreement, until all of the Obligations (other than contingent indemnity obligations) shall have been fully and indefeasibly paid and satisfied in cash (to the full extent that such Obligations are payable in cash), all financing arrangements among the Borrower and the Lenders under or in connection with this Agreement and the other Loan Documents shall have been terminated and all of the Letters of Credit shall have expired, been canceled or terminated, all of the rights and remedies under this Agreement and the other Loan Documents shall survive.
Section 2.19    Replacement of Certain Lenders. In the event a Lender (an “Affected Lender”) shall have: (i) become a Defaulting Lender, (ii) requested compensation from the Borrower under Sections 4.01, 4.02 or 4.05 to recover Indemnified Taxes, Other Taxes or other additional costs incurred by such Lender which are not being incurred generally by the other Lenders, (iii) delivered a notice pursuant to Section 4.03 claiming that such Lender is unable to extend Eurodollar Rate Loans to the Borrower for reasons not generally applicable to the other Lenders or (iv) has invoked Section 10.02, then, in any such case, the Borrower or the Administrative Agent may make written demand on such Affected Lender (with a copy to the Administrative Agent in the case of a demand by the Borrower and a copy to the Borrower in the case of a demand by the Administrative Agent) for the Affected Lender to assign, and such Affected Lender shall use commercially reasonable efforts to assign five (5) Business Days after the date of such demand, to one or more financial institutions that comply with the provisions of Section 13.03 which the Borrower or the Administrative Agent, as the case may be, shall have engaged for such purpose (“Replacement Lender”), all of such Affected Lender’s rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its Revolving Loan Commitment and/or Term Loan Commitment, all Loans owing to it and its obligation to participate in additional Letters of Credit hereunder) in accordance with Section 13.03. The Administrative Agent is authorized to execute any Assignment and Assumption as attorney-in-fact for any Affected Lender failing to execute and deliver the same within five (5) Business Days after the date of such demand. Further, with respect to such assignment the Affected Lender shall have concurrently received, in cash, all amounts due and owing to the Affected Lender hereunder or under any other Loan Document, including, without limitation, the aggregate outstanding principal amount of the Loans owed to such Lender, together with accrued interest thereon through the date of such assignment, amounts payable under Sections 2.04(a)(ii), 4.01, 4.02 and 4.05 with respect to such Affected Lender and compensation payable under Section 2.14(c) in the event of any replacement of any Affected Lender under clause (ii) or clause (iii) of this Section 2.19; provided that upon such Affected Lender’s replacement, such Affected Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 4.01, 4.02, 4.04, 4.05 and 10.07, as well as to any fees accrued for its account hereunder and not yet paid, and shall continue to be obligated under Article 11 with respect to losses, obligations, liabilities, damages, penalties, actions, judgments, costs, expenses or disbursements for matters which occurred prior to the date the Affected Lender is replaced. Upon the replacement of any Affected Lender pursuant to this Section 2.19, the provisions of Section 9.02 shall continue to apply with respect to Loans which are then outstanding with respect to which the Affected Lender has become a Defaulting Lender.
Section 2.20    Extension Offers. (a) The Borrower may on one or more occasions, by written notice to the Administrative Agent, make one or more offers (each, an “Extension Offer”) to all of the Term Lenders or all of the Revolving Lenders of one or more Classes on a pro rata basis (each Class subject to such an Extension Offer, an “Extension Request Class”) to make one or more Extension Permitted Amendments pursuant to procedures reasonably specified by the Administrative Agent and reasonably acceptable to the Borrower. Such notice shall set forth (i) the terms and conditions of the requested Extension Permitted Amendment and (ii) the date on which such Extension Permitted Amendment is requested to become effective (which shall not be less than five (5) Business Days after the date of such notice, unless otherwise agreed to by the Administrative Agent). Extension Permitted Amendments shall become effective only (i) with respect to the Term Loans of the Term Lenders of the Extension Request Class that accept the applicable Extension Offer (such Term Lenders, the “Extending Term Lenders”) and, in the case of any Extending Term Lender, only with respect to such Lender’s Term Loans of such Extension Request Class as to which such Term Lender’s acceptance has been made, and (ii) with respect to the Revolving Loans of the Revolving Lenders of the Extension Request Class that accept the applicable Extension Offer (such Revolving Lenders, the “Extending Revolving Lenders”) and, in the case of any Extending Revolving Lender, only with respect to such Lender’s Revolving Loans of such Extension Request Class as to which such Revolving Lender’s acceptance has been made.
(b)    An Extension Permitted Amendment shall be effected pursuant to an Extension Agreement executed and delivered by the Borrower, each applicable Extending Term Lender or Extending Revolving Lender, and the Administrative Agent; provided that no Extension Permitted Amendment shall become effective unless the Borrower shall have delivered to the Administrative Agent such legal opinions, board resolutions, secretary’s certificates, officer’s certificates, reaffirmation agreements and other documents as shall reasonably be requested by the Administrative Agent in connection therewith. The Administrative Agent shall promptly notify each Term Lender and Revolving Lender as to the effectiveness of each Extension Agreement.
Section 2.21    Amortization of Term Loans. (a) The Borrower shall repay the Closing Date Term Loans on the first Business Day following the last day of each March, June, September and December, beginning with the first Business Day following July 30, 2018, and ending with the last such day to occur prior to the Term Loan Maturity Date, in an aggregate principal amount for each such date equal to 0.25% of the aggregate principal amount of the Term Loans outstanding on the Closing Date. The Borrower shall repay Incremental Term Loans in such amounts and on such date or dates as shall be specified therefor in the Incremental Term Loan Amendment (as such amounts may be adjusted pursuant to such Incremental Term Loan Amendment or pursuant to an Increasing Lender Supplement). The Borrower shall repay Extended Term Loans in such amounts and on such date or dates as shall be specified therefore in the Extension Agreement establishing such Extended Term Loans.
(b)    Any prepayment of a Term Loan of any Class pursuant to Section 2.04 shall be applied to reduce the subsequent scheduled repayments of the Term Loans of such Class to be made pursuant to this Section 2.21 in direct order against the remaining scheduled installments of principal due in respect of the Term Loans under this Section 2.21; provided that any prepayment of a Term Loan of any Class made pursuant to Section 2.04(a) shall be applied to reduce the subsequent scheduled repayments of Advances of such Class to be made pursuant to this Section 2.21 in the manner specified by the Borrower in the applicable notice of prepayment (or, if no such specification is made therein, in direct order as provided above).
Section 2.22    Refinancing Facilities.
(a)    At any time after the Closing Date, the Borrower shall have the right to refinance, renew and/or replace (i) all of the Closing Date Term Loans funded on the Closing Date then outstanding and/or all or any portion of any other Term Loans then outstanding and/or (ii) all or any portion of any Revolving Loan Commitments then in effect or any outstanding Revolving Loans (including any Refinancing Revolving Credit Commitments and Refinancing Revolving Loans) (clauses (i) and (ii) above, together, “Refinanced Debt”) with (x) (A) in the case of clause (i) above, one or more new term loan facilities established hereunder by adding one or more new term loan commitments (each such commitment, a “Refinancing Term Loan Commitment”, and the loans made thereunder, “Refinancing Term Loans”) and (B) in the case of clause (ii) above, one or more new revolving credit facilities established hereunder by adding one or more new revolving credit commitments (each such commitment, a “Refinancing Revolving Credit Commitment”, and the loans made thereunder, “Refinancing Revolving Loans”) or (y) other Indebtedness in the form of one or more series of notes or loans (such other notes or loans, “Other Permitted Refinancing Debt”, and clauses (x) and (y) above, together, “Credit Agreement Refinancing Indebtedness”), pursuant to a Refinancing Amendment, provided that:
(i)    any Credit Agreement Refinancing Indebtedness that ranks pari passu or junior in right of security will be subject to the Pari Passu Intercreditor Agreement or the Junior Lien Intercreditor Agreement, as applicable;
(ii)    no Refinancing Term Loans or Other Permitted Refinancing Debt will have a maturity date that is prior to the latest maturity date applicable to the Refinanced Debt being refinanced thereby, nor a shorter Weighted Average Life to Maturity than, the Refinanced Debt being refinanced thereby;

(iii)    no Refinancing Revolving Loans will have a maturity date (nor will the revolving credit facility in respect thereof require commitment reductions) prior to the maturity date of the Refinanced Debt being refinanced thereby;
(iv)    such Credit Agreement Refinancing Indebtedness will have such pricing (including interest, fees and premiums), optional prepayment and redemption terms as may be agreed by the Borrower and the lenders thereof;
(v)    any Credit Agreement Refinancing Indebtedness that is secured shall not be secured by assets other than Collateral;
(vi)    any Credit Agreement Refinancing Indebtedness that is guaranteed shall not be guaranteed by any Person other than the Subsidiary Guarantors;
(vii)    such Credit Agreement Refinancing Indebtedness will have terms (other than those described in clauses (ii) through (vi) of this proviso) that are substantially identical to, or (taken as a whole) no more favorable (as reasonably determined by the Borrower) to the lenders providing such Credit Agreement Refinancing Indebtedness than, those applicable to the Refinanced Debt being refinanced thereby (except for covenants or other provisions applicable only to periods after the latest Maturity Date at the time such Credit Agreement Refinancing Indebtedness is incurred);
(viii)    the aggregate principal amount of any Credit Agreement Refinancing Indebtedness shall not exceed the aggregate principal amount of the Refinanced Debt being refinanced thereby, plus any interest, premiums, fees and expenses, or to the extent otherwise permitted under this Agreement; and
(ix)    no Refinancing Term Loans shall share more favorably than ratably in any mandatory prepayments hereunder.
(b)    Any Credit Agreement Refinancing Indebtedness may be provided by any Lender or any Augmenting Lender. Each Class of Credit Agreement Refinancing Indebtedness incurred under this Section 2.22 shall be in an aggregate principal amount that is (i) not less than $10,000,000 (or in integral multiples of $5,000,000 in excess thereof) in the case of Refinancing Term Loans and Refinancing Term Loan Commitments and (ii) not less than $5,000,000 (or in integral multiples of $1,000,000 in excess thereof), in each case, or such other amount of the total outstanding amount of the Refinanced Debt.
(c)    The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Refinancing Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of any Refinancing Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Credit Agreement Refinancing Indebtedness incurred pursuant thereto (including any amendments necessary to treat the Loans and Commitments subject thereto as Refinancing Term Loans, Refinancing Revolving Loans, Refinancing Term Loan Commitments or Refinancing Revolving Credit Commitments, as applicable). Any Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section. In addition, if so provided in the relevant Refinancing Amendment and with the consent of each Issuing Bank, participations in letters of credit issued under any Refinanced Debt shall be reallocated to the Lenders under the Credit Agreement Refinancing Indebtedness refinancing such Refinanced Debt accordance with the terms of such Refinancing Amendment.
(d)    This Section 2.22 shall supersede any provisions in Section 2.11, 9.03 or 12.02 to the contrary.
ARTICLE 3
THE LETTER OF CREDIT FACILITY

Section 3.01    Obligation to Issue Letters of Credit. Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties and covenants of the Borrower herein set forth, each Issuing Bank hereby agrees to issue for the account of the Borrower (provided that any Letter of Credit may be for the account of any Restricted Subsidiary, so long as the Borrower is the applicant with respect thereto) through such Issuing Bank’s branches as it and the Borrower may jointly agree, one or more standby Letters of Credit denominated in Dollars in accordance with this Article 3, from time to time during the period, commencing on the Closing Date and ending on the fifth (5th) Business Day prior to the Revolving Loan Termination Date.
Section 3.02    [Reserved].
Section 3.03    Types and Amounts. No Issuing Bank shall have any obligation to and no Issuing Bank shall (except in the case of clause (i)(c) below, in which case the applicable Issuing Bank may, in its sole discretion):
(a)    issue any Letter of Credit if on the date of issuance, before or after giving effect to the Letter of Credit requested hereunder, (i) the Revolving Credit Obligations at such time would exceed the Aggregate Revolving Loan Commitment at such time, (ii) the aggregate outstanding amount of the L/C Obligations would exceed the Letter of Credit Sublimit or (iii) the aggregate outstanding amount of the L/C Obligations under Letters of Credit issued by such Issuing Bank would exceed such Issuing Bank’s Letter of Credit Fronting Sublimit (as set forth on Section 2.01); or
(b)    issue any Letter of Credit which has an expiration date later than the date which is the earlier of (i) one (1) year after the date of issuance thereof or (ii) five (5) Business Days immediately preceding the Revolving Loan Termination Date; provided that (A) any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b)(ii) above) and (B) a Letter of Credit may expire up to one year beyond the Revolving Loan Termination Date so long as the Borrower cash collateralizes 105.0% of the face amount of such Letter of Credit on or before the date such Letter of Credit is issued.
Section 3.04    Conditions. In addition to being subject to the satisfaction of the conditions contained in Sections 5.01 and 5.02, the obligation of any Issuing Bank to issue any Letter of Credit is subject to the satisfaction in full of the following conditions:
(a)    the Borrower shall have delivered to such Issuing Bank (with copies delivered simultaneously to the Administrative Agent) at such times and in such manner as such Issuing Bank may reasonably prescribe, a request for issuance of such Letter of Credit in substantially the form of Exhibit C hereto, duly executed applications for such Letter of Credit, and such other documents, instructions and agreements as may be required pursuant to the terms thereof (all such applications, documents, instructions, and agreements being referred to herein as the “L/C Documents”), and the proposed Letter of Credit shall be reasonably satisfactory to such Issuing Bank as to form and content; and
(b)    as of the date of issuance no order, judgment or decree of any court, arbitrator or Governmental Authority shall purport by its terms to enjoin or restrain such Issuing Bank from issuing such Letter of Credit and no law, rule or regulation applicable to such Issuing Bank and no request or directive (whether or not having the force of law) from a Governmental Authority with jurisdiction over such Issuing Bank shall prohibit or request that such Issuing Bank refrain from the issuance of Letters of Credit generally or the issuance of that Letter of Credit.
Section 3.05    Procedure for Issuance of Letters of Credit. (a) Subject to the terms and conditions of this Article 3 and provided that the applicable conditions set forth in Sections 5.01 and 5.02 hereof have been satisfied, the applicable Issuing Bank shall, on the requested date, issue a Letter of Credit on behalf of the Borrower in accordance with such Issuing Bank’s usual and customary business practices and, in this connection, such Issuing Bank may assume that the applicable conditions set forth in Section 5.02 hereof have been satisfied unless it shall have received notice to the contrary from the Administrative Agent or a Lender or has knowledge that the applicable conditions have not been met.
(b)    Immediately upon such issuance, the applicable Issuing Bank shall give the Administrative Agent written or telex notice, or telephonic notice confirmed promptly thereafter in writing, of the issuance of a Letter of Credit, provided, however, that the failure to provide such notice shall not result in any liability on the part of such Issuing Bank.
(c)    The applicable Issuing Bank shall not extend (including as a result of any evergreen provision) or amend any Letter of Credit unless the requirements of this Section 3.05 are met as though a new Letter of Credit was being requested and issued.
Section 3.06    Letter of Credit Participation. Immediately upon the issuance of each Letter of Credit hereunder, each Revolving Lender with a Pro Rata Share shall be deemed to have automatically, irrevocably and unconditionally purchased and received from each Issuing Bank an undivided interest and participation in and to each Letter of Credit, the obligations of the Borrower in respect thereof, and the liability of the applicable Issuing Bank thereunder (collectively, an “L/C Interest”) in an amount equal to the amount available for drawing under such Letter of Credit multiplied by such Revolving Lender’s Pro Rata Share. If the Borrower fails at any time to repay a Reimbursement Obligation pursuant to Section 3.07, promptly following receipt of notice from the Administrative Agent or the applicable Issuing Bank, each Revolving Lender shall make payment to the Administrative Agent, for the account of the applicable Issuing Bank, in immediately available funds in an amount equal to such Revolving Lender’s Pro Rata Share of the amount of any unreimbursed payment of an L/C Draft or other draw under a Letter of Credit. The obligation of each Revolving Lender to reimburse the applicable Issuing Bank under this Section 3.06 shall be unconditional, continuing, irrevocable and absolute. In the event that any Revolving Lender fails to make payment to the Administrative Agent of any amount due under this Section 3.06, the Administrative Agent shall be entitled to receive, retain and apply against such obligation the principal and interest otherwise payable to such Revolving Lender hereunder until the Administrative Agent receives such payment from such Revolving Lender or such obligation is otherwise fully satisfied; provided, however, that nothing contained in this sentence shall relieve such Revolving Lender of its obligation to reimburse the applicable Issuing Bank for such amount in accordance with this Section 3.06.
Section 3.07    Reimbursement Obligation. The Borrower agrees unconditionally, irrevocably and absolutely to pay immediately to the Administrative Agent, for the account of the Revolving Lenders, the amount of each advance drawn under or pursuant to a Letter of Credit or an L/C Draft related thereto (such obligation of the Borrower to reimburse the Administrative Agent for an advance made under a Letter of Credit or L/C Draft being hereinafter referred to as a “Reimbursement Obligation” with respect to such Letter of Credit or L/C Draft), each such reimbursement to be made by the Borrower no later than the Business Day on which the applicable Issuing Bank makes payment of each such L/C Draft or, in the case of any other draw on a Letter of Credit, the date specified in the demand of the applicable Issuing Bank. If the Borrower at any time fails to repay a Reimbursement Obligation pursuant to this Section 3.07, such failure shall not constitute an Event of Default if the Revolving Credit Obligations do not, and after making Revolving Loans in repayment of such Reimbursement Obligation would not, exceed the Aggregate Revolving Loan Commitments and the conditions set forth in Sections 5.02(a) and 5.02(b) have been satisfied, and the Borrower shall be deemed to have elected to borrow Revolving Loans from the Revolving Lenders, as of the date of the advance giving rise to the Reimbursement Obligation, equal in amount to the amount of the unpaid Reimbursement Obligation. Such Revolving Loans shall be made as of the date of the payment giving rise to such Reimbursement Obligation, automatically, without notice and without any requirement to satisfy the conditions precedent otherwise applicable to an Advance of Revolving Loans. Such Revolving Loans shall constitute an Advance of ABR Loans, the proceeds of which Advance shall be used to repay such Reimbursement Obligation. If, for any reason, the Borrower fails to repay a Reimbursement Obligation on the day such Reimbursement Obligation arises and, for any reason, the Revolving Lenders are unable to make or have no obligation to make Revolving Loans, then such Reimbursement Obligation shall bear interest from and after such day, until paid in full, at the interest rate applicable to an ABR Loan.

Section 3.08    Letter of Credit Fees. The Borrower agrees to pay:
(a)    quarterly, in arrears, to the Administrative Agent for the ratable benefit of the Revolving Lenders, except as set forth in Section 9.02, a letter of credit fee at a rate per annum equal to the Applicable L/C Fee Percentage on the average daily outstanding face amount available for drawing under all standby Letters of Credit;
(b)    quarterly, in arrears, to the applicable Issuing Bank, a letter of credit fronting fee which shall accrue at the rate of 0.125% per annum on the average daily outstanding face amount available for drawing under all Letters of Credit issued by such Issuing Bank; and
(c)    to the applicable Issuing Bank, all customary fees and other issuance, amendment, cancellation, document examination, negotiation, transfer and presentment expenses and related charges in connection with the issuance, amendment, cancellation, presentation of L/C Drafts, negotiation, transfer and the like customarily charged by such Issuing Bank with respect to standby Letters of Credit, payable at the time of invoice of such amounts.
Section 3.09    Issuing Bank Reporting Requirements. Upon the request of any Revolving Lender, each Issuing Bank shall furnish to such Revolving Lender copies of any Letter of Credit and any application for or reimbursement agreement with respect to a Letter of Credit to which such Issuing Bank is party.
Section 3.10    Indemnification; Exoneration. (a) In addition to amounts payable as elsewhere provided in this Article 3, the Borrower hereby agrees to protect, indemnify, pay and save harmless the Administrative Agent, each Issuing Bank and each Revolving Lender from and against any and all liabilities and costs which the Administrative Agent, such Issuing Bank or such Revolving Lender may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit other than, in the case of such Issuing Bank, as a result of its gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, or (ii) the failure of such Issuing Bank to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Governmental Authority (all such acts or omissions herein called “Governmental Acts”).
(b)    As among the Borrower, the Revolving Lenders, the Administrative Agent and each Issuing Bank, the Borrower assumes all risks of the acts and omissions of, or misuse of such Letter of Credit by, the beneficiary of any Letters of Credit. In furtherance and not in limitation of the foregoing, subject to the provisions of the Letter of Credit applications and Letter of Credit reimbursement agreements executed by the Borrower at the time of request for any Letter of Credit, neither the Administrative Agent, any Issuing Bank nor any Revolving Lender shall be responsible (in the absence of gross negligence or willful misconduct in connection therewith, as determined by the final judgment of a court of competent jurisdiction): (i) for the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of the Letters of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) for failure of the beneficiary of a Letter of Credit to comply duly with conditions required in order to draw upon such Letter of Credit; (iv) for errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, or other similar form of teletransmission or otherwise; (v) for errors in interpretation of technical trade terms; (vi) for any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any Letter of Credit or of the proceeds thereof; (vii) for the misapplication by the beneficiary of a Letter of Credit of the proceeds of any drawing under such Letter of Credit; and (viii) for any consequences arising from causes beyond the control of the Administrative Agent, the Issuing Banks and the Revolving Lenders, including, without limitation, any Governmental Acts. None of the above shall affect, impair, or prevent the vesting of any Issuing Bank’s rights or powers under this Section 3.10.
(c)    In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by any Issuing Bank under or in connection with the Letters of Credit or any related certificates shall not, in the absence of gross negligence or willful misconduct, as determined by the final judgment of a court of competent jurisdiction, put such Issuing Bank, the Administrative Agent or any Revolving Lender under any resulting liability to the Borrower or relieve the Borrower of any of its obligations hereunder to any such Person.
(d)    Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 3.10 shall survive the payment in full of principal and interest hereunder, the termination of the Letters of Credit and the termination of this Agreement.
Section 3.11    Cash Collateral. Notwithstanding anything to the contrary herein or in any application for a Letter of Credit, after the occurrence and during the continuance of an Event of Default, the Borrower shall, upon the Administrative Agent’s demand, deliver to the Administrative Agent for the benefit of the Revolving Lenders and the Issuing Banks, cash, or other collateral of a type satisfactory to the Required Lenders, having a value, as determined by such Revolving Lenders, equal to 105.0% of the aggregate outstanding L/C Obligations. In addition, but without duplication of amounts deposited pursuant to the foregoing sentence, if the Revolving Credit Availability is at any time less than the amount of contingent L/C Obligations outstanding at any time, the Borrower shall deposit cash collateral with the Administrative Agent in an amount equal to 105.0% of the amount by which such L/C Obligations exceed such Revolving Credit Availability. Any such collateral shall be held by the Administrative Agent in a separate account appropriately designated as a cash collateral account in relation to this Agreement and the Letters of Credit and retained by the Administrative Agent for the benefit of the Revolving Lenders and the Issuing Banks as collateral security for the Borrower’s obligations in respect of this Agreement and each of the Letters of Credit and L/C Drafts. Such amounts shall be applied to reimburse the Issuing Banks for drawings or payments under or pursuant to Letters of Credit or L/C Drafts, or if no such reimbursement is required, to payment of such of the other Obligations as the Administrative Agent shall determine. If no Event of Default shall be continuing, amounts remaining in any cash collateral account established pursuant to this Section 3.11 which are not to be applied to reimburse the Issuing Banks for amounts actually paid or to be paid by the Issuing Banks in respect of a Letter of Credit or L/C Draft, shall be returned promptly to the Borrower (after deduction of the Administrative Agent’s reasonable out-of-pocket expenses incurred in connection with such cash collateral account) as the Letters of Credit expire.
ARTICLE 4
YIELD PROTECTION; TAXES

Section 4.01    Yield Protection. If any Change in Law:
(a)    subjects any Lender, any applicable Lending Installation, any Issuing Bank or the Administrative Agent to any Taxes on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto (other than (i) Indemnified Taxes, (ii) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes or (iii) Connection Income Taxes), or
(b)    imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, any applicable Lending Installation or any Issuing Bank (other than reserves and assessments taken into account in determining the interest rate applicable to Eurodollar Rate Loans), or
(c)    imposes any other condition the result of which is to increase the cost to any Lender, any applicable Lending Installation or any Issuing Bank of making, funding or maintaining its Loans or L/C Interests or reduces any amount receivable by any Lender, any applicable Lending Installation or any Issuing Bank in connection with its Loans or L/C Interests, or requires any Lender, any applicable Lending Installation or any Issuing Bank to make any payment calculated by reference to the amount of Loans or L/C Interests held or interest received by it, by an amount deemed material by such Lender or such Issuing Bank, as the case may be, and the result of any of the foregoing is to increase the cost to such Lender, applicable Lending Installation, such Issuing Bank or the Administrative Agent of making or maintaining its Loans, L/C Interests or Revolving Loan Commitment or to reduce the return received by such Lender, applicable Lending Installation, such Issuing Bank or the Administrative Agent in connection with such Loans, L/C Interests or Revolving Loan Commitment, then, within fifteen (15) days of demand by such Person, the Borrower shall pay such Person such additional amount or amounts as will compensate such Person for such increased cost or reduction in amount received.
Notwithstanding the foregoing provisions of this Section 4.01, if any Lender fails to notify the Borrower of any event or circumstance which will entitle such Lender to compensation pursuant to this Section 4.01 within 180 days after such Lender obtains knowledge of such event or circumstance, then such Lender shall not be entitled to compensation from the Borrower for any amount arising prior to the date which is 180 days before the date on which such Lender notifies the Borrower of such event or circumstance.

Notwithstanding the above, a Lender will not be entitled to demand compensation under this Section 4.01 at any time if it is not the general practice and policy of such Lender to demand such compensation from similarly situated borrowers in similar circumstances under agreements containing provisions permitting such compensation to be claimed at such time.
Section 4.02    Changes in Capital Adequacy Regulations. If any Lender or any Issuing Bank determines that any Change in Law regarding liquidity or capital requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.
Notwithstanding the above, a Lender will not be entitled to demand compensation under this Section 4.02 at any time if it is not the general practice and policy of such Lender to demand such compensation from similarly situated borrowers in similar circumstances under agreements containing provisions permitting such compensation to be claimed at such time.
Section 4.03    Availability of Types of Advances. If any Lender determines that maintenance of its Eurodollar Rate Loans at a suitable Lending Installation would violate any applicable law, rule, regulation, or directive, whether or not having the force of law, or if the Required Lenders determine that (a) deposits of a type and maturity appropriate to match fund Advances of Eurodollar Rate Loans are not available or (b) the interest rate applicable to Advances of Eurodollar Rate Loans does not accurately reflect the cost of making or maintaining such Advances, then the Administrative Agent shall suspend the availability of Advances of Eurodollar Rate Loans and require any affected Advances to be repaid or converted to ABR Loans at the end of the applicable Interest Period.
Section 4.04    Funding Indemnification. If any payment of a Eurodollar Rate Loan occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment or otherwise, or a Eurodollar Rate Loan is not made on the date specified by the Borrower for any reason other than default by the Lenders, or a Eurodollar Rate Loan is assigned other than on the last day of an Interest Period therefor as a result of a request of the Borrower pursuant to Section 2.19, the Borrower will indemnify each Lender for any loss or cost incurred by it resulting therefrom (excluding loss of margin), including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain such Eurodollar Rate Loan.

Section 4.05    Taxes. (a)  Defined Terms. For purposes of this Section 4.05, the term “Lender” includes any Issuing Bank and the term “applicable law” includes FATCA.
(b)    Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding for Indemnified Taxes been made.
(c)    Payment of Other Taxes by the Borrower. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.
(d)    Indemnification by the Borrower. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.05) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.
(e)    Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.02(b) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the

Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).
(f)    Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 4.05, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.
(g)    Status of Lenders. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 4.05(g)(ii)(A), 4.05(g)(ii)(B) and 4.05(g)(ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.
(ii)    Without limiting the generality of the foregoing,
(A)    any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding Tax;
(B)    any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)    in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form

W-8BEN or W-8BEN-E (as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E (as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;
(2)    executed copies of IRS Form W-8ECI;
(3)    in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit K-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or W-8BEN-E (as applicable); or
(4)    to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E (as applicable), a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-2 or Exhibit K-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-4 on behalf of each such direct and indirect partner;
(C)    any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and
(D)    if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(c)(i) of the Code) and such additional documentation reasonably requested by the Administrative Agent as may be necessary for the Administrative Agent to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the Closing Date.
Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.
(h)    [Reserved]
(i)    Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.05 (including by the payment of additional amounts pursuant to this Section 4.05), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (i) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (i), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (i) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
Section 4.06    Lender Statements; Survival of Indemnity. To the extent reasonably possible, each Lender shall designate an alternate Lending Installation with respect to its Eurodollar
Rate Loans to reduce any liability of the Borrower to such Lender under Sections 4.01, 4.02 and 4.05 or to avoid the unavailability of Eurodollar Rate Loans under Section 4.03, so long as such designation is not, in the reasonable judgment of such Lender, disadvantageous to such Lender. Each Lender or the Administrative Agent on its own behalf or on behalf of a Lender shall deliver a written statement of such Lender or the Administrative Agent (as applicable) to the Borrower

(with a copy to the Administrative Agent) as to the amount due, if any, under Sections 4.01, 4.02, 4.04 or 4.05. Such written statement shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrower in the absence of manifest error. Determination of amounts payable under such Sections in connection with a Eurodollar Rate Loan shall be calculated as though each Lender or the Administrative Agent (as applicable) funded its Eurodollar Rate Loan through the purchase of a deposit of the type and maturity corresponding to the deposit used as a reference in determining the Eurodollar Rate applicable to such Loan, whether in fact that is the case or not, and without regard to loss of margin. Unless otherwise provided herein, the amount specified in the written statement of any Lender or the Administrative Agent (as applicable) shall be payable on demand after receipt by the Borrower of such written statement. The obligations of the Borrower under Sections 4.01, 4.02, 4.04 and 4.05 shall survive payment of the Obligations, termination of the Letters of Credit and termination of this Agreement.
ARTICLE 5
CONDITIONS PRECEDENT
Section 5.01    Closing Date. The obligations of the Lenders to make their respective Term Loans hereunder and the availability of the Revolving Facility shall become effective on the first date on which each of the following conditions is satisfied (or waived in accordance with Section 9.03) which date shall occur prior to July 6, 2018 (as extended pursuant to, and subject to the conditions set forth in, Section 15 of the Commitment Letter) (it being understood and agreed that to the extent the Closing Date does not occur on or prior to July 6, 2018 (as extended pursuant to, and subject to the conditions set forth in, Section 15 of the Commitment Letter), this Agreement and the Commitments of the Lenders shall automatically terminate without any further action by the Borrower, the Administrative Agent or any other person):
(a)    The Administrative Agent shall have received from each party hereto or thereto either a counterpart of this Agreement and each other Loan Document signed on behalf of such party or written evidence satisfactory to the Administrative Agent (which may include facsimile or electronic transmission of a signed signature page of such party) that such party has signed a counterpart of this Agreement and each other Loan Document to which it is a party, including, without limitation, the Collateral Agreement and such other Loan Documents as the Administrative Agent or its counsel may have reasonably requested.
(b)    The Borrower has furnished to the Administrative Agent each of the following, with sufficient copies for the Lenders, all in form and substance satisfactory to the Administrative Agent and the Lenders:

(i)    a certificate, substantially in the form of Exhibit F, signed by an Authorized Officer of the Borrower, certifying (i) that the Borrower is in pro forma compliance with the financial covenant set forth in Section 7.04 on the Closing Date and (ii) as to the matters set forth in Sections 5.01(e), (k) and (l);

(ii)    a duly executed Borrowing/Election Notice signed by an Authorized Officer of the Borrower;
(iii)    the written opinion of the Loan Parties’ counsel, addressed to the Administrative Agent, each Issuing Bank and the Lenders, in substantially a form and containing assumptions and qualifications acceptable to the Administrative Agent and its counsel;
(iv)    [Reserved];
(v)    the (A) Historical Information and (B) the financial projections of the Borrower and its Subsidiaries on a consolidated basis, covering fiscal years 2018 through 2025 (inclusive), and for the eight fiscal quarters beginning with the fiscal quarters ending July 30, 2018, in each case on a consolidated basis;
(vi)    a completed Perfection Certificate, dated the Closing Date and signed by an Authorized Officer of the Borrower;
(vii)    evidence that appropriate Uniform Commercial Code financing statements have been (or, on the Closing Date, will be) duly filed in such office or offices as may be necessary or, in the opinion of Administrative Agent, desirable to perfect the Administrative Agent’s Liens in and to the Collateral;
(viii)    copies of the certificate of incorporation of each Loan Party, together with all amendments and a certificate of good standing, both certified by the appropriate governmental officer in its jurisdiction of incorporation;
(ix)    copies, certified by the Secretary or Assistant Secretary of each of the Loan Parties, of its by-laws and of its Board of Directors’ resolutions authorizing the execution of the Loan Documents entered into by it;
(x)    an incumbency certificate, executed by the Secretary or Assistant Secretary of each of the Loan Parties, which shall identify by name and title and bear the original or facsimile signature of the officers of the Loan Parties authorized to sign the Loan Documents and the officers of the Borrower authorized to make borrowings hereunder, upon which certificate the Lenders shall be entitled to rely until informed of any change in writing by the Borrower;
(xi)    a certificate dated as of the Closing Date substantially in the form of Exhibit L from the chief financial officer (or other person with reasonably equivalent responsibilities) of the Borrower certifying as to the matters set forth therein;
(c)    (i) The Collateral and Guarantee Requirement shall have been satisfied; provided that, solely with respect to the matters expressly identified in Section 7.02(q), the satisfaction of the conditions set forth in this clause (c) shall not be required on the Closing Date, and shall not be a condition to the obligations of the Lenders to make Loans hereunder on the Closing Date, but shall be required to be accomplished in accordance with Section 7.02(q) and (ii) the Administrative Agent shall have received satisfactory evidence that all steps have been taken to perfect security interests in the Collateral (including delivery of any certificated Equity Interests and other physical, pledged collateral).
(d)    The Administrative Agent shall have received evidence that the insurance required by Section 7.02(e) is in effect, together with endorsements naming the Administrative Agent, for the benefit of the Lenders and Issuing Banks, as additional insured and loss payee thereunder to the extent required under Section 7.02(e); provided that, solely with respect to the matters expressly identified in Section 7.02(q), the satisfaction of the conditions set forth in this clause (c) shall not be required on the Closing Date, and shall not be a condition to the obligations of the Lenders to make Loans hereunder on the Closing Date, but shall be required to be accomplished in accordance with Section 7.02(q).
(e)    Since December 31, 2017, there shall have been no Closing Date Material Adverse Effect.
(f)    The Administrative Agent shall have received the results of a recent Lien and judgment search in each relevant jurisdiction with respect to the Loan Parties, and such search shall reveal no Liens on any of the assets of the Loan Parties except for Liens permitted under Section 7.03(b).
(g)    The Administrative Agent shall have received all documentation and other information reasonably requested by each Lender that is required for compliance with the Patriot Act or other “know your customer” and anti-money laundering rules and regulations (which requested information shall have been received at least three (3) Business Days prior to the Closing Date to the extent requested by the Lenders at least ten (10) Business Days prior to the Closing Date).
(h)    The Administrative Agent (for the benefit of itself and the other parties entitled thereto) and the Arrangers shall have received all fees and other amounts due and payable on or prior to the Closing Date (including fees for the account of the Lenders and fees, disbursements and charges of counsel to the Administrative Agent and the Arrangers), including to the extent invoiced, reimbursement or payment of all reasonable and documented out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder.
(i)    Prior to or substantially concurrently with the funding of the Closing Date Term Loans hereunder, all existing third party debt for borrowed money of ABILITY and its subsidiaries will be repaid, redeemed, defeased, discharged, refinanced or terminated (or irrevocable notice for the repayment or redemption thereof will be given to the extent accompanied by any prepayments or deposits required to defease, terminate and satisfy in full the obligations under any related indentures or notes) and all commitments thereunder shall have been terminated (the actions described in this Section 5.01(i), the “Target Refinancing”).
(j)    Prior to or substantially concurrently with the funding of the Closing Date Term Loans hereunder, all Indebtedness of the Borrower pursuant to the Existing Credit Agreement will be repaid, redeemed, defeased, discharged, refinanced or terminated (or irrevocable notice for the repayment or redemption thereof will be given to the extent accompanied by any prepayments or deposits required to defease, terminate and satisfy in full the obligations under any related indentures or notes) and all commitments thereunder shall have been terminated (the actions described in this Section 5.01(j), the “Borrower Refinancing”).
(k)    The Specified Merger Agreement Representations and the Specified Representations shall be true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects).
(l)    The Acquisition and the other Transactions shall have been, or shall substantially concurrently with the initial funding of the Revolving Facility and Term Facility be, consummated in all material respects in accordance with the terms of the Merger Agreement without any amendments, waivers or consents that are materially adverse to the interests of the Lenders or the Arrangers for the Revolving Facility and Term Facility without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Arrangers.
The Administrative Agent shall notify the Borrower and the Lenders of the Closing Date and such notice shall be conclusive and binding (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).
Notwithstanding the foregoing, to the extent that the Lien on any Collateral required to be granted pursuant to the Collateral Documents (other than any Collateral the security interest in which may be perfected by the filing of a UCC financing statement, or the delivery of certificates evidencing Equity Interests; provided that any such certificated Equity Interests with respect to Subsidiaries of the Target will be required to be delivered on the Closing Date only to the extent received from the Target after Borrower’s use of commercially reasonable efforts to obtain such certificates) is not provided on the Closing Date, as applicable, after Borrower’s use of commercially reasonable efforts to do so, then the provision of any such perfected security interest shall not constitute a condition precedent to the funding of the Closing Date Term Loans hereunder and availability of the Revolving Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed by the Borrower and the Administrative Agent acting reasonably.
Section 5.02    Each Advance and Letters of Credit after the Closing Date. The Lenders shall not be required to make or convert any Advance, or issue, amend, extend or renew any Letter of Credit on any date after the Closing Date, unless on the applicable Borrowing Date, or in the case of a Letter of Credit, the date on which the Letter of Credit is to be issued, amended, extended or renewed, both before and after taking into account the proposed borrowing or conversion or issuance, amendment, extension or renewal of a Letter of Credit:

(a)    There exists no Event of Default or Default (subject, solely in the case of an Incremental Term Loan the proceeds of which will be used to finance a Limited Condition Transaction, to the proviso of Section 2.05(b)(i)(1));
(b)    All of the representations in this Agreement are true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects) on and as of such Borrowing Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects) as of such earlier date;
(c)    The Revolving Credit Obligations do not, and after making such proposed Advance or issuing such Letter of Credit would not, exceed the Aggregate Revolving Loan Commitment;
(d)    the Borrower is in pro forma compliance with the financial covenant level set forth in Section 7.04, whether or not such financial covenant is then in effect.
Each Borrowing/Election Notice with respect to each such Advance and the letter of credit application with respect to each Letter of Credit shall constitute a representation and warranty by the Borrower that the conditions contained in Sections 5.02(a) and 5.02(b) have been satisfied.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES
In order to induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and the other financial accommodations to the Borrower, and to issue the Letters of Credit described herein, the Borrower represents and warrants as follows to each Lender and the Administrative Agent as of the Closing Date (after giving effect to the Transactions) and thereafter on each date as required by Section 5.02:
Section 6.01    Organization; Corporate Powers. Each of the Borrower and each of its Restricted Subsidiaries (a) is a corporation, limited liability company, partnership or other commercial entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) is duly qualified to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect, and (c) has all requisite power and authority to conduct its business as presently conducted and as proposed to be conducted.

Section 6.02    Authority. (a) Each of the Borrower and each of the Subsidiary Guarantors has the requisite power and authority (i) to execute, deliver and perform each of the Loan Documents which are to be executed by it or which have been executed by it as required by this Agreement and the other Loan Documents and (ii) to file the Loan Documents, if any, which must be filed by it or which have been filed by it as required by this Agreement, the other Loan Documents or otherwise, with any Governmental Authority.
(b)    The execution, delivery, performance and filing, as the case may be, of each of the Loan Documents which must be executed or filed by the Borrower or any of the Subsidiary Guarantors or which have been executed or filed as required by this Agreement, the other Loan Documents or otherwise, and to which the Borrower or any of the Subsidiary Guarantors is a party, and the consummation of the transactions contemplated thereby, have been duly approved by the respective boards of directors and, if necessary, the shareholders of the Borrower and the Subsidiary Guarantors, and such approvals have not been rescinded. No other actions or proceedings on the part of the Borrower or the Subsidiary Guarantors are necessary to consummate such transactions.
(c)    Each of the Loan Documents to which the Borrower or any of the Subsidiary Guarantors is a party has been duly executed, delivered or filed, as the case may be, by such party and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles, including concepts of reasonableness, materiality, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies (whether enforcement is sought by proceedings in equity or at law)), is in full force and effect and no material term or condition thereof has been amended, modified or waived from the terms and conditions contained in the Loan Documents delivered to the Administrative Agent pursuant to Sections 5.01 and 5.02 without the prior written consent of the Required Lenders (or all of the Lenders if required by Section 9.03), and the Borrower and its Restricted Subsidiaries have performed and complied with all the material terms, provisions, agreements and conditions set forth therein and required to be performed or complied with by the Borrower or its Restricted Subsidiaries on or before the applicable date, and no unmatured default, default or breach of any covenant by any such party exists thereunder.
Section 6.03    No Conflict; Governmental Consents. The execution, delivery and performance of each of the Loan Documents to which the Borrower or any of the Subsidiary Guarantors is a party (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are (or will so be) in full force and effect and except for filings necessary to perfect Liens created under the Loan Documents, (b) will not violate any applicable law, including any order of any Governmental Authority, (c) will not violate the charter, by-laws or other organizational documents of the Borrower or any of the Subsidiary Guarantors, (d) will not violate or result in a default under any indenture or other agreement (including any material instrument binding upon the Borrower or any of the Subsidiary Guarantors or any of their respective assets), or give rise to a right thereunder to require any payment to be made by the Borrower or any Restricted Subsidiary, and (e) will not result in the creation or imposition of any Lien on any asset of the Borrower or any Restricted Subsidiary, except Liens created pursuant to the Loan Documents, except in the case of clauses (a), (b), (d) and (e) above to the extent that failure to obtain or make such consent, approval, registration, filing or action, or such violation, or creation, as applicable, which would not reasonably be expected to result in a Material Adverse Effect.
Section 6.04    Financial Statements. The Historical Information heretofore delivered to the Lenders was prepared in accordance with generally accepted accounting principles in effect on the date the statements were prepared and the statements present fairly in all material respects the consolidated financial condition and operations of the Borrower and its Restricted Subsidiaries at such date and the consolidated results of their operations for the period then ended.
Section 6.05    No Material Adverse Change. Since the Closing Date, there has occurred no change in the business, properties or financial condition of the Borrower and its Restricted Subsidiaries taken as a whole or any other event which would reasonably be expected to have a Material Adverse Effect.
Section 6.06    Taxes. (a) Tax Examinations. All deficiencies which have been asserted against the Borrower or any of the Borrower’s Restricted Subsidiaries as a result of any federal, state, local or foreign Tax examination for each taxable year in respect of which an examination has been conducted have been fully paid or finally settled or are being contested in good faith and have been reserved for in the Borrower’s consolidated financial statements to the extent, if any, required by GAAP, and no issue has been raised by any taxing authority in any such examination which reasonably can be expected to result in assertion by such taxing authority of a material deficiency for any other year not so examined which has not been reserved for in the Borrower’s consolidated financial statements to the extent, if any, required by GAAP. Neither the Borrower nor any of the Borrower’s Restricted Subsidiaries anticipates any additional Tax liability with respect to the years which have not been closed pursuant to applicable law that would reasonably be expected to have a Material Adverse Effect.
(b)    Payment of Taxes. All income and other material Tax returns and reports of the Borrower and its Restricted Subsidiaries required to be filed have been timely filed, and all material Taxes shown in such returns or reports to be due and payable have been paid except those items which are being contested in good faith and have been reserved for in the Borrower’s consolidated financial statements to the extent, if any, required by GAAP. The Borrower has no knowledge of any proposed Tax assessment against the Borrower or any of its Restricted Subsidiaries that would reasonably be expected to have a Material Adverse Effect.
Section 6.07    Litigation; Loss Contingencies and Violations. There are no actions, suits, proceedings, arbitrations or, to the knowledge of any member of the Borrower’s Senior Management Team, threatened in writing against the Borrower, any of its Restricted Subsidiaries or any property of any of them (including, without limitation, any Intellectual Property) that (a) challenges the validity or the enforceability of any material provision of the Loan Documents or (b) would reasonably be expected to have a Material Adverse Effect (other than as set forth on Schedule 6.07).

There is no material loss contingency within the meaning of GAAP which has not been reflected in the consolidated financial statements of the Borrower prepared and delivered pursuant to Section 7.01(a) for the fiscal period during which such material loss contingency was incurred. Neither the Borrower nor any of its Restricted Subsidiaries is (i) in violation of any applicable Requirements of Law which violation would reasonably be expected to have a Material Adverse Effect, or (ii) subject to, or in default with respect to, any final judgment, writ, injunction, restraining order or order of any nature, decree, rule or regulation of any court or Governmental Authority which would reasonably be expected to have a Material Adverse Effect.
Section 6.08    Subsidiaries. Schedule 6.08 to this Agreement (a) contains, as of the applicable date, a description of the corporate structure of the Borrower, its Subsidiaries and any other Person in which the Borrower or any of its Subsidiaries holds an Equity Interest in excess of 10.0%; and (b) accurately sets forth, as of the applicable date, (i) the correct legal name, the jurisdiction of incorporation or organization and the jurisdictions in which each of the Borrower and its direct and indirect Subsidiaries are qualified to transact business as a foreign corporation, (ii) the authorized, issued and outstanding shares of each class of Capital Stock of the Borrower and each of its Subsidiaries and the owners of such shares (on a fully-diluted basis), (iii) a summary of the direct and indirect partnership, joint venture, or other Equity Interests, if any, of the Borrower and each of its Subsidiaries in any Person that is not a corporation and (iv) the federal tax identification number of the Borrower and each Subsidiary Guarantor. Except as disclosed on Schedule 6.08 (as so supplemented), none of the issued and outstanding Capital Stock of the Borrower or any of its Restricted Subsidiaries is subject to any vesting, redemption, or repurchase agreement, and there are no warrants or options outstanding with respect to such Capital Stock. The outstanding Capital Stock of the Borrower and each of its Restricted Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and the stock of the Borrower’s Restricted Subsidiaries is not Margin Stock.
Section 6.09    ERISA. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a)    Within the last six (6) years, no ERISA Event has occurred.
(b)    As of the last day of the most recent prior plan year, the market value of assets under each Plan, other than any Multiemployer Plan, was not less than the present value of benefit liabilities thereunder (determined in accordance with the actuarial valuation assumptions described therein).
(c)    Each Plan and Foreign Benefit Plan complies in all material respects in form, and has been administered in all material respects in accordance with its terms and, in accordance with all applicable laws and regulations, including but not limited to ERISA and the Code.
Section 6.10    Accuracy of Information. The information, exhibits and reports furnished by or on behalf of the Borrower and any of its Subsidiaries to the Administrative Agent or to any Lender in connection with the negotiation of, or compliance with, the Loan Documents, the representations and warranties of the Borrower and its Restricted Subsidiaries contained in the Loan

Documents, and all certificates and documents delivered to the Administrative Agent and the Lenders pursuant to the terms thereof, taken as a whole, do not contain as of the date furnished any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not materially misleading; provided that, with respect to projected financial information, Borrower represents only that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time.
Section 6.11    Securities Activities. Neither the Borrower nor any of its Restricted Subsidiaries is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock. The value of all Margin Stock held by the Borrower constitutes less than 25% of the value, as determined in accordance with Regulation U, of all assets of the Borrower.
Section 6.12    [Reserved].
Section 6.13    Compliance with Laws; No Event of Default.
(a)    The Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance in all material respects by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Borrower, its Subsidiaries and their respective directors and officers and, to the knowledge of the Borrower, their respective employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of (i) the Borrower, any Subsidiary or, to the knowledge of the Borrower, any of their respective directors, officers or employees, or (ii) to the knowledge of the Borrower, any agent of the Borrower or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Advance, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions.
(b)    No Event of Default or Default has occurred and is continuing.
Section 6.14    Assets and Properties. (a) The Borrower and each of its Restricted Subsidiaries has (i) legal title to all of its material assets and properties (tangible and intangible, real or personal) owned by it or (ii) a valid leasehold interest in all of its material leased assets, and all such assets and property are free and clear of all Liens, except Liens permitted under Section 7.03(b). All of the material assets and properties owned by, leased to or used by the Borrower and/or each such Restricted Subsidiary of the Borrower are in adequate operating condition and repair, ordinary wear and tear excepted.
(b)    The Borrower and each Restricted Subsidiary owns, or is licensed to use, all Intellectual Property including without limitation all trademarks, service marks, trade names, trade dress, copyrights, patents, designs and other intellectual property rights necessary for, used in, or held for use in, their respective businesses, and the conduct of their respective businesses, including the use of such Intellectual Property by the Borrower and the Restricted Subsidiaries, does not infringe upon, misappropriate, or otherwise violate the rights of any other Person, except for any such infringement, misappropriation, or other violation that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property by the Borrower or any Restricted Subsidiary, or the validity or effectiveness of any such Intellectual Property, nor does the Borrower know any valid basis for any such claim. To the knowledge of the Borrower, there is no infringement, misappropriation or other violation by any Person of Intellectual Property necessary for, used in, or held for use in, the respective businesses of the Borrower or any Restricted Subsidiary, except for such infringement, misappropriation or other violation that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.
(c)    Neither this Agreement nor any other Loan Document, nor any transaction contemplated under any such agreement, will affect any right, title or interest of the Borrower or such Restricted Subsidiary in and to any of such assets in a manner that would reasonably be expected to have a Material Adverse Effect.
Section 6.15    Statutory Indebtedness Restrictions. Neither the Borrower nor any of its Restricted Subsidiaries is subject to regulation under the Investment Company Act of 1940, or any other federal or state statute or regulation which limits its ability to incur indebtedness or its ability to consummate the transactions contemplated hereby.
Section 6.16    [Reserved].
Section 6.17    Labor Matters. No attempt to organize the employees of the Borrower or any of its Restricted Subsidiaries, and no labor disputes, strikes or walkouts affecting the operations of the Borrower or any of its Restricted Subsidiaries, is pending, or, to the Borrower’s knowledge, threatened, planned or contemplated, which has or could reasonably be expected to have a Material Adverse Effect.
Section 6.18    Environmental Matters. (a) Except as disclosed on Schedule 6.18 to this Agreement:
(i)    the operations of the Borrower and its Restricted Subsidiaries comply in all material respects with Environmental, Health or Safety Requirements of Law;
(ii)    the Borrower and its Restricted Subsidiaries have all material permits, licenses or other authorizations required under Environmental, Health or Safety Requirements of Law and are in material compliance with such permits, licenses and other authorizations and have no material liabilities under Environmental, Health or Safety Requirements of Law or such permits, licenses and other authorizations;
(iii)    neither the Borrower, any of its Subsidiaries nor any of their respective present property or operations, or, to the Borrower’s or any of its Restricted Subsidiaries’ knowledge, any of their respective past property or operations, are subject to or the subject of any investigation known to the Borrower or any of its Restricted Subsidiaries or any

judicial or administrative proceeding, order, judgment, decree, settlement or other agreement respecting: (A) any material violation of Environmental, Health or Safety Requirements of Law; (B) any material remedial action relating to any Contaminant or Environmental, Health or Safety Requirements of Law; or (C) any material claims or liabilities arising from the Release or threatened Release of a Contaminant; and
(iv)    there is not now, nor to the Borrower’s or any of its Restricted Subsidiaries’ knowledge has there ever been, on or in the property of the Borrower or any of its Restricted Subsidiaries any landfill, waste pile, underground storage tanks, aboveground storage tanks, surface impoundment or hazardous waste storage facility of any kind, any polychlorinated biphenyls (PCBs) used in hydraulic oils, electric transformers or other equipment, or any asbestos containing material that would result in material remediation costs or material penalties to the Borrower or any of its Restricted Subsidiaries.
(b)    For purposes of this Section 6.18 “material” means any noncompliance or other basis for liability which could reasonably be likely to subject the Borrower or any of its Subsidiaries to liability, individually or in the aggregate with each other basis for liability under this Section 6.18, in excess of $35,000,000.
Section 6.19    Solvency. After giving effect to (a) the Loans to be made (or, if applicable, Letters of Credit to be issued) on the Closing Date or each such other date as Loans requested hereunder are made (or Letters of Credit issued), (b) the other transactions contemplated by this Agreement and the other Loan Documents occurring on the Closing Date and (c) the payment and accrual of all transaction costs with respect to the foregoing, the Borrower and its Restricted Subsidiaries taken as a whole are, Solvent.
Section 6.20    [Reserved].
Section 6.21    Collateral Matters. (a) The Collateral Agreement, upon execution and delivery thereof by the parties thereto, will create in favor of the Administrative Agent, for the benefit of the Credit Parties, a valid and enforceable security interest in the Collateral (as defined therein) and (i) when the Collateral (as defined therein) constituting certificated securities (as defined in the UCC) is delivered to the Administrative Agent, together with instruments of transfer duly endorsed in blank, the security interest created under the Collateral Agreement will constitute a fully perfected security interest in all right, title and interest of the pledgors thereunder in such Collateral, prior and superior in right to any other Person and (ii) when financing statements in appropriate form are filed in the applicable filing offices, the security interest created under the Collateral Agreement will constitute a fully perfected security interest in all right, title and interest of the Loan Parties in the remaining Collateral (as defined therein) to the extent perfection can be obtained by filing UCC financing statements, prior and superior to the rights of any other Person, except for rights secured by Liens permitted under Section 7.03(b), in the case of each of clauses (i) and (ii).

(b)    Each Mortgage, upon execution and delivery thereof by the parties thereto, will create in favor of the Administrative Agent, for the benefit of the Credit Parties, a legal, valid and enforceable security interest in all the applicable mortgagor’s right, title and interest in and to the Mortgaged Properties subject thereto and the proceeds thereof except as enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights and (b) general principles of equity (regarding whether such enforceability is considered in a proceeding in equity or law), and when the Mortgages have been filed in the jurisdictions specified therein, the Mortgages will constitute a fully perfected security interest in all right, title and interest of the mortgagors in the Mortgaged Properties and the proceeds thereof, prior and superior in right to any other Person, but subject to Liens permitted under Section 7.03(b).
(c)    Upon the recordation of the IP Security Agreements with the United States Patent and Trademark Office or the United States Copyright Office, as applicable, and the filing of the financing statements referred to in paragraph (a) of this Section 6.21, the security interest created under the Collateral Agreement will constitute a fully perfected security interest in all right, title and interest of the Loan Parties in the Intellectual Property in which a security interest may be perfected by filing with the United States Patent and Trademark Office or the United States Copyright Office or by the filing of the financing statements referred to in paragraph (a) of this Section 6.21 (except for any “intent-to-use” trademark application prior to the filing of a “Statement of Use”, “Declaration of Use”, “Amendment to Allege Use” or similar notice with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable law), in each case prior and superior in right to any other Person, but subject to Liens permitted under Section 7.03(b) (it being understood that subsequent recordings in the United States Patent and Trademark Office or the United States Copyright Office may be necessary to perfect a security interest in such Intellectual Property acquired by the Loan Parties after the Closing Date).
Section 6.22    Use of Proceeds. (a) The proceeds of the Closing Date Term Loans will be used to finance the Acquisition and for general corporate purposes and (b) the Revolving Loans will be used solely (x) to finance or refinance the working capital and capital expenditure needs of the Borrower and its Restricted Subsidiaries, (y) for general corporate purposes (including any actions permitted by Section 7.03) of the Borrower and its Restricted Subsidiaries and (z) to pay transaction fees and expenses; provided the amount of Revolving Loans incurred on the Closing Date shall not exceed the sum of (i) $25,000,000 and (ii) the amount required to fund original issue discount or upfront fees in respect of Indebtedness incurred on the Closing Date in connection with the Transactions. The proceeds of the Incremental Term Loans will be used solely for the purpose or purposes set forth in the applicable Incremental Term Loan Amendment.
Section 6.23    Brokers. No Loan Party utilized the services of any broker or finder in connection with obtaining financing from the Lenders under this Agreement and no brokerage commission or finder’s fee is payable by the Borrower or any of its Restricted Subsidiaries in connection herewith.

Section 6.24    Patriot Act. The Borrower and each of its Subsidiaries are in compliance with the PATRIOT Act in all material respects.
ARTICLE 7
COVENANTS
The Borrower covenants and agrees that from and after the Closing Date so long as any Loans or Commitments are outstanding and thereafter until all of the Obligations (other than contingent indemnity obligations) shall have been fully and indefeasibly paid and satisfied in cash, all financing arrangements among the Borrower and the Lenders shall have been terminated and all of the Letters of Credit shall have expired, been canceled or terminated, unless the Required Lenders shall otherwise give prior written consent:
Section 7.01    Reporting. The Borrower shall:
(a)    Financial Reporting. Furnish to the Administrative Agent (with sufficient copies for each of the Lenders, which the Administrative Agent shall promptly deliver to the Lenders); provided that the requirements of this Section 7.01(a) may be satisfied by notice to the Administrative Agent that such documents required to be delivered pursuant to this Section 7.01(a) (to the extent included on Form 10-K or Form 10-Q) have been filed with the Commission:
(i)    Quarterly Reports. As soon as practicable, and in any event within forty-five (45) days after the end of each of the Borrower’s first three fiscal quarters, the consolidated balance sheet of the Borrower and its Restricted Subsidiaries as at the end of such period and the related consolidated statements of income and cash flows of the Borrower and its Restricted Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer or treasurer of the Borrower on behalf of the Borrower as fairly presenting in all material respects the consolidated financial position of the Borrower and its Restricted Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes.
(ii)    Annual Reports. As soon as practicable, and in any event within ninety (90) days after the end of each fiscal year, (A) the consolidated and consolidating balance sheet of the Borrower and its Restricted Subsidiaries as at the end of such fiscal year and the related consolidated and consolidating statements of income, stockholders’ equity and cash flows of the Borrower and its Restricted Subsidiaries for such fiscal year, and in comparative form the corresponding figures for the previous fiscal year along with consolidating schedules in form and substance sufficient to calculate the financial covenant set forth in Section 7.04, and (B) an audit report on the consolidated financial statements (but not the consolidating financial statements or schedules) listed in clause (a) hereof of independent certified public accountants of recognized national standing, which audit report shall be unqualified and shall state that such financial statements fairly present in all material respects the consolidated financial position of the Borrower and its Restricted Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with GAAP and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards.
(iii)    Compliance Certificate. Together with each delivery of any financial statements, pursuant to clauses (i) and (ii) of this Section 7.01(a), a compliance certificate, substantially in the form of Exhibit G (a “Compliance Certificate”), signed by the Borrower’s chief financial officer or treasurer (1) setting forth calculations for the period which calculate the Total Net Leverage Ratio for purposes of determining the then Applicable Margin, Applicable Commitment Fee Percentage and Applicable L/C Fee Percentage, (2) setting forth calculations for the period which calculate the Senior Secured Net Leverage Ratio and demonstrate compliance, when applicable, with the provisions of Section 7.04, (3) if there are any Unrestricted Subsidiaries setting forth financial information in detail reasonably satisfactory to the Administrative Agent for the applicable period for such Unrestricted Subsidiaries and (4) stating that as of the date of such Compliance Certificate no Event of Default or Default exists, or if any Event of Default or Default exists, stating the nature and status thereof.
(iv)    Supplemental Perfection Certificate. Within ninety (90) days after the end of each fiscal year of the Borrower beginning December 31, 2019, a completed Supplemental Perfection Certificate, signed by an Authorized Officer of the Borrower, setting forth the information required pursuant to the Supplemental Perfection Certificate.
(b)    Notice of Event of Default and Adverse Developments. Promptly upon any of the chief executive officer, chief operating officer, chief financial officer, treasurer of the Borrower obtaining actual knowledge (i) of any condition or event which constitutes an Event of Default or Default, or becoming aware that any Lender or Administrative Agent has given any written notice with respect to a claimed Event of Default or Default under this Agreement, (ii) that any Person having the authority to give such a notice has given any written notice to the Borrower or any Restricted Subsidiary of the Borrower or taken any other action with respect to a claimed default or event or condition of the type referred to in Section 8.01(d), or (iii) that any other development, financial or otherwise, which could reasonably be expected to have a Material Adverse Effect has occurred specifying (A) the nature and period of existence of any such claimed default, Event of Default, Default, condition or event, (B) the notice given or action taken by such Person in connection therewith, and (C) what action the Borrower has taken, is taking and proposes to take with respect thereto.
(c)    ERISA Notices. Deliver or cause to be delivered to the Administrative Agent and the Lenders, at the Borrower’s expense, the following information and notices as soon as reasonably possible, and in any event:
(i)    within ten (10) Business Days after Borrower obtains knowledge that an ERISA Event has occurred, or is reasonably expected to occur, which could reasonably be expected to subject the Borrower to liability individually or in the aggregate in excess of

$50,000,000, a written statement of the chief financial officer or treasurer of the Borrower describing such ERISA Event and the action, if any, which Borrower or the applicable ERISA Affiliate has taken, is taking or proposes to take with respect thereto;
(i)    within ten (10) Business Days after the filing of any funding waiver request with the IRS, a copy of such funding waiver request and thereafter all communications received by the Borrower with respect to such request; and
(ii)    within ten (10) Business Days after the Borrower or any ERISA Affiliate knows or has reason to know that (A) a Multiemployer Plan has been terminated, (B) the administrator or plan sponsor of a Multiemployer Plan intends to terminate a Multiemployer Plan, or (C) the PBGC has instituted or will institute proceedings under Section 4042 of ERISA to terminate a Multiemployer Plan, a notice describing such matter.
For purposes of this Section 7.01(c), the Borrower and any ERISA Affiliate, as applicable, shall be deemed to know all facts known by the administrator of any Plan of which the Borrower or such ERISA Affiliate is the plan sponsor.
(d)    Other Indebtedness. Deliver to the Administrative Agent a copy of any communication regarding defaults (including any accompanying officer’s certificate) delivered by or on behalf of the Borrower to the holders of funded Material Indebtedness, pursuant to the terms of the agreements governing such Indebtedness, such delivery to be made promptly following delivery of such communication to such other holders.
(e)    Other Reports. Deliver or cause to be delivered to the Administrative Agent and the Lenders copies of all financial statements, reports and notices, if any, sent by the Borrower to its securities holders or filed with the Commission by the Borrower, other than Reports on Form 8-K which contain only information furnished pursuant to Item 12 thereof.
(f)    Environmental Notices. As soon as possible and in any event within ten (10) days after receipt by the Borrower, deliver or cause to be delivered to the Administrative Agent a copy of (i) any notice or claim to the effect that the Borrower or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Borrower, any of its Subsidiaries, or any other Person of any Contaminant into the environment, and (ii) any notice alleging any violation of any Environmental, Health or Safety Requirements of Law by the Borrower or any of its Subsidiaries if, in either case, such notice or claim relates to an event which could reasonably be expected to subject the Borrower and each of its Restricted Subsidiaries to liability individually or in the aggregate in excess of $35,000,000.
(g)    [Reserved].
(h)    Other Information. Promptly upon receiving a request therefor from the Administrative Agent, prepare and deliver to the Administrative Agent and the Lenders such other information with respect to the Borrower, any of its Subsidiaries, or their respective business and assets, as from time to time may be reasonably requested by the Administrative Agent.
Section 7.02    Affirmative Covenants.
(a)    [Reserved].
(b)    Corporate Powers; Conduct of Business. The Borrower will, and will cause each Restricted Subsidiary to, do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect (i) its legal existence and (ii) the rights, licenses, permits, privileges and franchises material to the conduct of its business, except in the case of clause (ii) where failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; provided that the foregoing shall not prohibit any merger, consolidation, liquidation, dissolution, disposition or other transaction permitted under Sections 7.03(c) or 7.03(e).
(c)    Compliance with Laws, Etc. The Borrower shall, and shall cause its Restricted Subsidiaries to, (i) comply with all Requirements of Law and all restrictive covenants affecting such Person or the business, properties, assets or operations of such Person, and (ii) obtain as needed all permits necessary for its operations and maintain such permits in good standing unless, in either case, failure to comply or obtain such permits would not reasonably be expected to have a Material Adverse Effect.
(d)    Payment of Obligations. The Borrower shall pay or discharge, and cause each of its Restricted Subsidiaries to pay or discharge all its obligations, including Tax liabilities (whether or not shown on a Tax return), before the same shall become delinquent or in default, except where (i) (A) the validity or amount thereof is being contested in good faith by appropriate proceedings and (B) the Borrower or such Restricted Subsidiary has set aside on its books reserves with respect thereto to the extent required by GAAP or (ii) the failure to make payment would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
(e)    Insurance. The Borrower will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurance companies, insurance in such amounts (with no greater risk retention) and against such risks as are customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations. Each such policy of liability or casualty insurance maintained by or on behalf of Loan Parties shall (i) in the case of each liability insurance policy (other than workers’ compensation, director and officer liability or other policies in which such endorsements are not customary), name the Administrative Agent, on behalf of the Credit Parties, as an additional insured thereunder, (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Administrative Agent, on behalf of the Credit Parties, as a loss payee thereunder and (iii) endeavor to provide to the extent commercially available for at least thirty (30) days’ (or such shorter number of days as may be agreed to by the Administrative Agent) prior written notice to the Administrative Agent of any cancellation of such policy. With respect to each Mortgaged Property that is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area with respect to which flood insurance has been made available under Flood Insurance Laws, then, the applicable Loan Party (A) has obtained, and will maintain, with financially sound and reputable insurance companies, such flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (B) deliver to the Administrative Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent, including, without limitation, evidence of annual renewals of such insurance.
(f)    Inspection of Property; Books and Records; Discussions. The Borrower shall permit and cause each of the Borrower’s Restricted Subsidiaries to permit, any authorized representative(s) designated by either the Administrative Agent or any Lender to visit and inspect any of the properties of the Borrower or any of its Restricted Subsidiaries, to examine their respective financial and accounting records and other material data relating to their respective businesses or the transactions contemplated hereby (including, without limitation, in connection with environmental compliance, hazard or liability), and to discuss their affairs, finances and accounts with their officers and independent certified public accountants, all upon reasonable notice and at such reasonable times during normal business hours, as often as may be reasonably requested; provided that (i) an officer of the Borrower or any of its Restricted Subsidiaries may, if it so desires, be present at and participate in any such discussion, (ii) such representatives shall use commercially reasonable efforts to avoid interruption of the normal business operations of the Borrower and its Restricted Subsidiaries and (iii) excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise visitation and inspection rights of the Administrative Agent and the Lenders under this Section 7.02(f) and the Administrative Agent shall not exercise such rights more often than one time during any calendar year absent the existence of an Event of Default; provided, further that when an Event of Default exists, the Administrative Agent may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Borrower shall keep and maintain, and cause each of the Borrower’s Restricted Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities.
(g)    ERISA Compliance. The Borrower shall, and shall cause each of the Borrower’s Restricted Subsidiaries to, establish, maintain and operate all Plans, other than Multiemployer Plans, to comply in all material respects with the provisions of ERISA and shall operate all such Plans to comply in all material respects with the applicable provisions of the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans, except for any noncompliance which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(h)    Maintenance of Property. The Borrower shall cause all property (tangible and intangible, real or personal) necessary for the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order (subject to casualty, condemnation and ordinary wear and tear) and supplied with all necessary equipment, as applicable, and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, except, individually or in the aggregate, as could not reasonably be expected to have a Material Adverse Effect.
(i)    Environmental Compliance. The Borrower and its Restricted Subsidiaries shall comply with all Environmental, Health or Safety Requirements of Law, except for any noncompliance which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.
(j)    Use of Proceeds. The Borrower will use the proceeds of the Loans and Letters of Credit only for the purposes set forth in Section 6.22.
(k)    Additional Subsidiaries. If any additional Subsidiary (other than an Excluded Subsidiary) is formed or acquired, after the Closing Date (or any Excluded Subsidiary ceases to constitute an Excluded Subsidiary), the Borrower will promptly notify the Administrative Agent thereof and will, as promptly as practicable, and in any event within thirty (30) days or, with respect to Mortgaged Property held by such Subsidiary and specifically the items required by subsection (v) of the definition of Collateral and Guarantee Requirement relating thereto, ninety (90) days (or such longer period as the Administrative Agent may agree in writing, and subject to the last paragraph of the Collateral and Guarantee Requirement definition) after such Subsidiary is formed or acquired (or any Excluded Subsidiary ceases to constitute an Excluded Subsidiary) cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interests in or Indebtedness of such Subsidiary owned by or on behalf of any Loan Party.
(l)    Further Assurances. The Borrower shall, and shall cause each other Loan Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents) that are required under the Collateral Documents or this Agreement to cause the Collateral and Guarantee Requirement to be and remain satisfied at all times (subject to the last paragraph of the “Collateral and Guarantee Requirement” definition). The Borrower shall provide to the Administrative Agent, from time to time upon reasonable request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Collateral Documents.
(m)    Maintenance of Ratings. The Borrower shall use commercially reasonable efforts to maintain continuously in effect a public corporate rating from S&P and a public corporate family rating from Moody’s, in each case in respect of the Borrower, and a public rating of the Closing Date Term Loans by each of S&P and Moody’s, it being understood that there is no obligation to maintain any particular rating at any time; provided that the Borrower may, in its sole discretion, substitute an equivalent corporate credit rating from Fitch for one (but not both) of the aforementioned ratings from S&P and Moody’s.
(n)    Pledge of Capital Stock. The Loan Parties shall pledge or cause to be pledged all of the issued and outstanding Capital Stock of each Subsidiary held by a Loan Party to the extent required to meet the Collateral and Guarantee Requirement in accordance with, and to the extent required by, the requirements of the Collateral Documents to the Administrative Agent for the benefit of the Credit Parties to secure the Obligations.
(o)    Designation of Restricted Subsidiaries. The Borrower may at any time designate any Restricted Subsidiary of the Borrower as an Unrestricted Subsidiary; provided that (i) immediately before and after such designation, no Event of Default shall have occurred and be continuing (or, in the case of a designation that is necessary or advisable (as determined by the Borrower in good faith) for the consummation of a Limited Condition Transaction, no Event of Default exists as of the date the definitive agreements for such Limited Condition Transaction are entered into), (ii) immediately after giving effect to such designation, the Borrower shall be in compliance on a pro forma basis with the financial covenant level set forth in Section 7.04 (whether or not such financial covenant is then in effect), and, as a condition precedent to the effectiveness of any such designation, the Borrower shall deliver to the Administrative Agent a certificate setting forth in reasonable detail the calculations demonstrating compliance with such financial covenant and (iii) no Subsidiary may be designated as an Unrestricted Subsidiary if it is a “Restricted Subsidiary” for the purpose of any Junior Debt. The designation of any Subsidiary as an Unrestricted Subsidiary after the Closing Date shall constitute (A) an Investment by the Borrower therein at the date of designation in an amount equal to the fair market value of the Borrower’s or its Restricted Subsidiaries’ (as applicable) Investments therein and (B) the incurrence at the time of designation of any Indebtedness or Liens of such Subsidiary existing at such time.
(p)    Information Regarding Collateral.
(i)    The Borrower will furnish to the Administrative Agent promptly (and in any event within thirty (30) days thereof) written notice of any change in (A) the legal name of any Loan Party, as set forth in its organizational documents, (B) the jurisdiction of organization or the form of organization of any Loan Party (including as a result of any merger or consolidation), (C) the location of the chief executive office of any Loan Party or (D) the organizational identification number, if any, and the Federal Taxpayer Identification Number of such Loan Party, in each case, only with respect to any Loan Party organized under the laws of a jurisdiction that requires such information to be set forth on the face of a UCC financing statement, of such Loan Party. The Borrower agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for the Administrative Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral affected thereby. The Borrower also agrees promptly to notify the Administrative Agent if any material portion of the Collateral is damaged or destroyed.

(ii)    If (A) any material assets are acquired by any Loan Party after the Closing Date (other than assets constituting Collateral under the Collateral Documents that become subject to the Lien of the Collateral Documents upon the acquisition thereof) or (B) any Mortgaged Property is acquired by any Loan Party after the Closing Date, the Borrower will promptly notify the Administrative Agent thereof and will cause such assets to be subjected to a Lien securing the Secured Obligations and will take such actions as shall be necessary or reasonably requested by the Administrative Agent to satisfy the Collateral and Guarantee Requirement, including, without limitation, to grant and perfect such Lien, all at the expense of the Borrower and, in the case of clause (A), all to the extent required by the Collateral Documents, and, in the case of clause (B), to deliver the items required by subsection (v) of the definition of Collateral and Guarantee Requirement relating thereto within ninety (90) days (or such longer period as the Administrative Agent may agree in writing) after such Mortgaged Property is acquired (subject to the last paragraph of the Collateral and Guarantee Requirement definition).
(q)    Certain Post-Closing Obligations. The Borrower will, and will cause the other Loan Parties to, deliver (i) each of the items set forth in subsections (v) and (vi) of the definition of Collateral and Guarantee Requirement within ninety (90) days of the Closing Date with respect to each Mortgaged Property, and each Deposit Account and security account (other than Excluded Accounts), as applicable (subject to the last paragraph of the Collateral and Guarantee Requirement definition) and (ii) each of the items set forth on Schedule 7.02 hereto within the time periods set forth therein.
Section 7.03    Negative Covenants.
(a)    Indebtedness. The Borrower will not, and will not permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:
(i)    Indebtedness created under the Loan Documents;
(ii)    Indebtedness existing on the Closing Date set forth on Schedule 7.03(a) and Refinancing Indebtedness in respect thereof;
(iii)    Indebtedness of the Borrower to any Restricted Subsidiary and of any Restricted Subsidiary to the Borrower or any other Restricted Subsidiary; provided that (A) such Indebtedness shall not have been transferred to any Person other than the Borrower or any Restricted Subsidiary, (B) any such Indebtedness owing by any Loan Party to a Restricted
Subsidiary that is not a Loan Party shall be unsecured and subordinated in right of payment to the Obligations on terms customary for intercompany subordinated Indebtedness, as reasonably determined by the Administrative Agent (but only to the extent permitted by applicable law and not giving rise to material adverse tax consequences) and (C) any such Indebtedness shall be incurred in compliance with Section 7.03(d);
(iv)    Guarantees incurred in compliance with Section 7.03(d);

(v)    Indebtedness of the Borrower or any Restricted Subsidiary (A) incurred to finance the acquisition, purchase, lease, construction, repair, replacement or improvement of any fixed or capital assets, including Capitalized Lease Obligations and purchase money indebtedness; provided that such Indebtedness is incurred prior to or within 270 days after such acquisition, purchase or lease, or the completion of such construction, repair, replacement or improvement and the principal amount of such Indebtedness does not exceed the cost of acquiring, purchasing, leasing, constructing, repairing, replacing or improving such fixed or capital assets or (B) assumed in connection with the acquisition of any fixed or capital assets, and Refinancing Indebtedness in respect of any of the foregoing; provided, further that the aggregate principal amount of Indebtedness permitted by this clause (v) shall not exceed $25,000,000 at any time outstanding;
(vi)    Indebtedness in respect of netting services, overdraft protections deposit and checking accounts, in each case, in the ordinary course of business;
(vii)    Indebtedness in respect of letters of credit, bank guarantees and similar instruments issued for the account of the Borrower or any Restricted Subsidiary in the ordinary course of business or consistent with past practice supporting obligations under workers’ compensation, unemployment insurance and other social security laws;
(viii)    Indebtedness of the Borrower or any Restricted Subsidiary in the form of bona fide purchase price adjustments or earnouts incurred in connection with any Permitted Acquisition or other Investment permitted by Section 7.03(d);
(ix)    (A) Indebtedness representing deferred compensation or stock-based compensation owed to employees, consultants or independent contractors of the Borrower or any Restricted Subsidiary incurred in the ordinary course of business or consistent with past practice and (B) Indebtedness consisting of obligations of the Borrower (or any direct or indirect parent thereof) or any Restricted Subsidiary under deferred compensation to employees, consultants or independent contractors of the Borrower (or any direct or indirect parent thereof) or any Restricted Subsidiary or other similar arrangements incurred by such Persons in connection with the Transactions and Permitted Acquisitions or any other Investment permitted by this Agreement;
(x)    (A) Indebtedness in respect of obligations of the Borrower or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money and (B) Indebtedness in respect of intercompany obligations of the Borrower or any Restricted Subsidiary in respect of accounts payable incurred in connection with goods sold or services rendered in the ordinary course of business and not in connection with the borrowing of money;

(xi)    Indebtedness in connection with one or more standby letters of credit, performance, bid, appeal and surety bonds, performance and completion guarantees and similar obligations issued by the Borrower or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;
(xii)    Additional Indebtedness incurred for any purpose (including to finance a Permitted Acquisition or other permitted Investment) that is either (x) unsecured or (y) to the extent permitted by Section 7.03(b), secured by a Lien on the Collateral that is junior to the Lien securing the Obligations; provided that on a pro forma basis, immediately after giving effect to each such incurrence and the application of the proceeds therefrom (including pursuant to any Permitted Acquisition or other Investment consummated in connection therewith or the repayment or prepayment of any Indebtedness with the proceeds thereof, and any disposition, incurrence of Indebtedness, or other appropriate pro forma adjustments in connection therewith), the Total Net Leverage Ratio is not greater than 5.00 to 1.00; provided, further that the aggregate principal amount of Indebtedness incurred pursuant to this clause (xii) by Restricted Subsidiaries that are not Loan Parties shall not exceed the greater of $50,000,000 and 25% of LTM Consolidated EBITDA;
(xiii)    Indebtedness to a customer to finance the acquisition of any equipment necessary to perform services for such customer; provided that the terms of such Indebtedness are consistent with past practice, including that (A) the repayment of such Indebtedness is conditional upon such customer ordering a specific volume of goods and (B) such Indebtedness does not bear interest or provide for scheduled amortization or maturity;
(xiv)    Indebtedness incurred under leases of real property in respect of tenant improvements;
(xv)    Indebtedness of the Borrower or any Restricted Subsidiary assumed in connection with any Permitted Acquisition so long as such Indebtedness is not incurred in contemplation of such Permitted Acquisition and any Refinancing Indebtedness in respect thereof;
(xvi)    other Indebtedness in an aggregate principal amount not to exceed the greater of (x) $100,000,000 or (y) 45% of LTM Consolidated EBITDA;
(xvii)    Indebtedness consisting of (A) the financing of insurance premiums and (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;
(xviii)    obligations under any agreement governing the provision of treasury or cash management services, including deposit accounts, overnight draft, credit cards, debit cards, p-cards (including purchasing cards and commercial cards), funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services;
(xix)    Indebtedness in the form of Swap Agreements permitted under Section 7.03(m);
(xx)    Indebtedness arising from agreements of the Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Borrower or such Restricted Subsidiary in connection with such disposition;
(xxi)    Indebtedness of Foreign Subsidiaries (i) incurred to provide consideration for, or to provide all or any portion of the funds or credit support utilized to consummate, a Permitted Acquisition or (ii) incurred in an aggregate principal amount outstanding at any one time not to exceed $75,000,000 (measured at the time of incurrence);
(xxii)    Indebtedness incurred in connection with a Sale-Leaseback Transaction so long as on a pro forma basis, the Borrower is in compliance with the Senior Secured Net Leverage Ratio set forth in Section 7.04 (whether or not then in effect); and
(xxiii)    Indebtedness consisting of promissory notes issued by the Borrower or any Restricted Subsidiary to current or former officers, managers, consultants, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of Borrower permitted by Section 7.03(h).
The Borrower will not, and will not permit any Restricted Subsidiary to, issue any Disqualified Stock, other than, in the case of the Restricted Subsidiaries, to the Borrower or any other Restricted Subsidiary; provided that any issuance of Equity Interests of any Restricted Subsidiary that is not a Loan Party to any Loan Party shall be subject to Section 7.03(d).
(b)    Liens. The Borrower will not, and will not permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired, except:
(i)    Liens created under the Loan Documents;
(ii)    Permitted Encumbrances;
(iii)    any Lien on any asset of the Borrower or any Restricted Subsidiary existing on the Closing Date and set forth on Schedule 7.03(b); provided that (A) such Lien shall not apply to any other asset of the Borrower or any Restricted Subsidiary and (B) such Lien shall secure only those obligations that it secures on the Closing Date and any extensions, renewals and refinancings thereof that do not increase the outstanding principal amount thereof;
(iv)    any Lien existing on any asset prior to the acquisition thereof by the Borrower or any Restricted Subsidiary or existing on any asset of any Person that becomes (including pursuant to a Permitted Acquisition) a Restricted Subsidiary (or of any Person not previously a Restricted Subsidiary that is merged or consolidated with or into a Restricted Subsidiary in a transaction permitted hereunder) after the Closing Date prior to the time such Person becomes a Restricted Subsidiary (or is so merged or consolidated); provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Restricted Subsidiary (or such merger or consolidation), (B) such Lien shall not apply to any other assets of the Borrower or any Restricted Subsidiary (other than, in the case of any such merger or consolidation, the assets of any special purpose merger Restricted Subsidiary that is a party thereto) and (C) such Lien shall secure only those obligations that it secures on the date of such acquisition or the date such Person becomes a Restricted Subsidiary (or is so merged or consolidated), and any extensions, renewals and refinancings thereof that do not increase the outstanding principal amount thereof;
(v)    Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Restricted Subsidiary; provided that (A) such Liens secure only Indebtedness permitted by Section 7.03(a)(v) and obligations relating thereto not constituting Indebtedness and (B) such Liens shall not apply to any other asset of the Borrower or any Restricted Subsidiary (other than after-acquired property that is (a) affixed or incorporated into the property covered by such Lien, (b) subject to a Lien securing such Indebtedness, the terms of which Indebtedness requires or includes a pledge of after-acquired property and (c) the proceeds and products thereof); provided, further, that in the event purchase money obligations are owed to any Person with respect to financing of more than one purchase of any fixed or capital assets, such Liens may secure all such purchase money obligations and may apply to all such fixed or capital assets financed by such Person;
(vi)    in connection with the sale or transfer of any Equity Interests or other assets in a transaction permitted under Section 7.03(e), customary rights and restrictions contained in agreements relating to such sale or transfer pending the completion thereof;
(vii)    in the case of (A) any Restricted Subsidiary that is not a wholly owned Restricted Subsidiary or (B) the Equity Interests in any Person that is not a Restricted Subsidiary, any encumbrance or restriction, including any put and call arrangements, related to Equity Interests in such Restricted Subsidiary or such other Person set forth in the organizational documents of such Restricted Subsidiary or such other Person or any related joint venture, shareholders’ or similar agreement;

(viii)    Liens solely on any cash earnest money deposits, escrow arrangements or similar arrangements made by the Borrower or its Restricted Subsidiary in connection with any letter of intent or purchase agreement for a Permitted Acquisition or other transaction permitted hereunder;
(ix)    Liens on property or other assets of any Restricted Subsidiary that is not a Loan Party, which Liens secure Indebtedness of such Restricted Subsidiary or another Restricted Subsidiary that is not a Loan Party, in each case permitted under Section 7.03(a);
(x)    any Lien on assets of any Foreign Subsidiary; provided that such Lien shall secure only Indebtedness of such Foreign Subsidiary permitted by Section 7.03(a) and obligations relating thereto not constituting Indebtedness;
(xi)    Liens in connection with Sale-Leaseback Transactions;
(xii)    other Liens securing Indebtedness or other obligations in an aggregate principal amount not to exceed $50,000,000;
(xiii)    Liens granted by a Restricted Subsidiary that is not a Loan Party in favor of any Restricted Subsidiary and Liens granted by a Loan Party in favor of any other Loan Party; and
(xiv)    Liens securing obligations in respect of Indebtedness permitted pursuant to Sections 7.03(a)(xii) (with respect to secured debt), (xv) (so long as such Lien shall not apply to any other assets of the Borrower or any Restricted Subsidiary and such Lien shall secure only those obligations that it secures on the date of such Permitted Acquisition), (xvi) and (xvii).
(c)    Fundamental Changes; Business Activities. (i) The Borrower will not, and will not permit any Restricted Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Event of Default or Default shall have occurred and be continuing (or, in the case of a Limited Condition Transaction, no Event of Default or Default exists as of the date the definitive agreements for such Limited Condition Transaction are entered into), (A) any Restricted Subsidiary (other than the Borrower) may merge into the Borrower in a transaction in which the Borrower is the surviving corporation, (B) any Person (other than the Borrower) may merge into or consolidate with any Restricted Subsidiary in a transaction in which the surviving entity is a Restricted Subsidiary and, if any party to such merger or consolidation is a Loan Party, a Loan Party, (C) any Restricted Subsidiary may merge into or consolidate with any Person (other than the Borrower) in a transaction permitted under Section 7.03(e) in which, after giving effect to such transaction, the surviving entity is not a Restricted Subsidiary, (D) any Restricted Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders and (E) the Borrower may merge into or consolidate with any Person; provided that

(i) the Borrower shall be the surviving Person (the “Surviving Person”) or (ii) if the Borrower is not the Surviving Person, (a) the Surviving Person shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, (b) the Lenders shall have received all documentation and other information with respect to the Surviving Person required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act; and (c) the Borrower shall have delivered to the Administrative Agent a customary opinion of counsel with respect to the Surviving Person and a certificate on behalf of the Borrower signed by one of its Authorized Officers stating that all conditions provided in this Section 7.02(c)(E) relating to such transaction have been satisfied; provided that any such merger or consolidation involving a Person that is not a wholly owned Restricted Subsidiary immediately prior to such merger or consolidation shall not be permitted unless it is also permitted by Section 7.03(d).
(ii)    The Borrower will not, and will not permit any of its Restricted Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Borrower and the Restricted Subsidiaries on the Closing Date and businesses reasonably related or complementary thereto.
(d)    Investments, Loans, Advances, Guarantees and Acquisitions. The Borrower will not, and will not permit any Restricted Subsidiary to, purchase, hold, acquire (including pursuant to any merger or consolidation), make or otherwise permit to exist any Investment in any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) all or substantially all the assets of any other Person or of a business unit, division, product line or line of business of any other Person, except:
(i)    Investments in cash and Cash Equivalents;
(ii)    Investments existing on the Closing Date and set forth on Schedule 7.03(d) and an modification, replacement, renewal, reinvestment or extension thereof;
(iii)    other Investments in an aggregate amount at any time not to exceed $100,000,000;
(iv)    loans or advances made by the Borrower to any Restricted Subsidiary or made by any Restricted Subsidiary to the Borrower or any other Restricted Subsidiary; provided that Indebtedness resulting therefrom is permitted by Section 7.03(a)(iii);
(v)    Guarantees by the Borrower or any Restricted Subsidiary of Indebtedness or other obligations of the Borrower or any Restricted Subsidiary (including any such Guarantees arising as a result of any such Person being a joint and several coapplicant with respect to any letter of credit or letter of guaranty); provided that the aggregate amount of Indebtedness and other obligations of Restricted Subsidiaries that are not Loan Parties that is Guaranteed by any Loan Party shall be subject to the limitation set forth in clause (iii) above;
(vi)    Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;
(vii)    Unlimited additional Investments; provided that (i) at the time of making such Investment, no Event of Default, shall have occurred and be continuing or would immediately result therefrom and (ii) on a pro forma basis, the Total Net Leverage Ratio shall be no greater than 5.00 to 1.00;
(viii)    deposits, prepayments and other credits to suppliers, lessors and landlords made in the ordinary course of business;
(ix)    advances by the Borrower or any Restricted Subsidiary to employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes;
(x)    Investments made as a result of receipt of noncash consideration from a sale, transfer or other disposition of assets permitted under Section 7.03(e)(viii);
(xi)    Investments in the form of Swap Agreements permitted under Section 7.03(m);
(xii)    Investments constituting deposits described in clauses (iii) and (iv) of the definition of “Permitted Encumbrances” and endorsements of instruments for collection or deposit in the ordinary course of business;
(xiii)    Investments in joint ventures of any Loan Party; provided that the aggregate amount of such Investments outstanding at any time under this clause (xiii) shall not exceed the greater of (x) $50,000,000 and (y) 25% of LTM Consolidated EBITDA;
(xiv)    (x) Investments by a Restricted Subsidiary of the Borrower that is not a Loan Party in any Loan Party or in any other such Restricted Subsidiary that is also not a Loan Party (y) and Investments by the Borrower in any Restricted Subsidiary;
(xv)    other Investments in an amount not to exceed the Available Amount; provided that, (x) at the time each such Investment is made no Event of Default shall have occurred and be continuing or would result therefrom (or, in the case of a Limited Condition Transaction, no Event of Default exists as of the date the definitive agreements for such Limited Condition Transaction are entered into) and (y) if such Investment is made in whole or in part in reliance on the Growth Amount, the Total Net Leverage Ratio shall be no greater than 4.60 to 1.00 on a pro forma basis;

(xvi)    Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed the greater of (x) $50,000,000 and (y) 25% of LTM Consolidated EBITDA;
(xvii)    Permitted Acquisitions;
(xviii)    Investments arising as a result of Sale-Leaseback Transactions;
(xix)    Investments consisting of (x) extensions of trade credit and accommodation guarantees in the ordinary course of business and (y) loans and advances to customers; provided that the aggregate principal amount of such loans and advances outstanding under this clause (y) shall not exceed $2,000,000;
(xx)    non-cash Investments in connection with tax planning and reorganization activities; provided that, after giving effect to any such activities, the security interests of the Lenders in the Collateral, taken as a whole, would not be materially impaired;
(xxi)    receivables owing to the Borrower or any Restricted Subsidiary, if created or acquired in the ordinary course of business; and
(xxii)    to the extent constituting an Investment, transactions otherwise permitted by Sections 7.03(a), 7.03(c), 7.03(h).
(e)    Asset Sales. The Borrower will not, and will not permit any Restricted Subsidiary to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it, nor will the Borrower permit any Restricted Subsidiary to issue any additional Equity Interests in such Restricted Subsidiary (other than to the Borrower or any other Restricted Subsidiary in compliance with Section 7.03(d), and other than directors’ qualifying shares and other nominal amounts of Equity Interests that are required to be held by other Persons under applicable law), except:
(i)    (A) sales of inventory, (B) sales, transfers and other dispositions of used, surplus, obsolete, worn out or outmoded machinery or equipment and (C) dispositions of cash and Cash Equivalents, in each case (other than in the case of clause (C)) in the ordinary course of business;
(ii)    sales, transfers, leases and other dispositions to the Borrower or any Restricted Subsidiary; provided that any such sales, transfers, leases or other dispositions involving a Restricted Subsidiary that is not a Loan Party shall be made in compliance with Section 7.03(d) and Section 7.03(i);
(iii)    the sale or discount of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and not in connection with any financing transaction (other than transactions permitted under Section 7.03(e)(ix));

(iv)    dispositions of assets subject to any casualty or condemnation proceeding (including in lieu thereof);
(v)    leases or subleases of real property granted by the Borrower or any of its Restricted Subsidiary to third Persons not interfering in any material respect with the business of the Borrower or any Restricted Subsidiary;
(vi)    the sale, transfer or other disposition of patents, trademarks, copyrights and other Intellectual Property at fair market value (A) in the ordinary course of business consistent with past practice, including pursuant to non-exclusive licenses of any Intellectual Property, or (B) which, in the reasonable judgment of the Borrower or any of its Restricted Subsidiary, are determined to be uneconomical to maintain or obsolete in the conduct of business;
(vii)    dispositions of assets in respect of Sale-Leaseback Transactions in an amount not to exceed $50,000,000;
(viii)    sales, transfers and other dispositions of assets that are not permitted by any other clause of this Section; provided that (A) such sales, transfers and other dispositions shall be made for fair value, (B) at least 75.0% of the consideration for such sales, transfers and other dispositions shall consist of cash or Cash Equivalents; provided that for purposes of the foregoing, the amount of (x) any liabilities (as shown on the Borrower’s most recent balance sheet or in the notes thereto) of the Borrower or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Secured Obligations) that are assumed by the transferee of any such assets and from which the Borrower and all Restricted Subsidiaries have been validly released by all creditors in writing, (y) any securities received by the Borrower or such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash (to the extent of the cash received) within ninety (90) days following the closing of such disposition, and (z) any Designated Noncash Consideration received by the Borrower or any of its Restricted Subsidiaries in such asset sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (b) that is at that time outstanding, not to exceed $25,000,000, shall be deemed to be cash for purposes of this paragraph and for no other purpose, (C) the proceeds of such sale, transfer or other distribution shall be applied to the extent required under Section 2.04(b)(ii);
(ix)    the unwinding or settling of any Swap Agreement;
(x)    sales, transfers and other dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such sale, transfer or other disposition are promptly applied to the purchase price of similar replacement property; and

(xi)    dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements.
(f)    [Reserved].
(g)    [Reserved].
(h)    Restricted Payments; Certain Payments of Indebtedness.
(i)    The Borrower will not, and will not permit any Restricted Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that (A) the Borrower may declare and pay dividend payments or other distributions with respect to its Equity Interests payable solely in additional Equity Interests (other than Disqualified Stock) of the Borrower, (B) any Restricted Subsidiary may declare and pay dividends or make other distributions with respect to its Equity Interest, or make other Restricted Payments in respect of its Equity Interests, in each case ratably to the holders of such Equity Interests (or, if not ratably, on a basis more favorable to the Borrower and the Restricted Subsidiaries), (C) the Borrower may make Restricted Payments, not exceeding $25,000,000 during any fiscal year of the Borrower, pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Borrower and the Restricted Subsidiaries (with any unused amount available in the two subsequent fiscal years only), (D) the Borrower may repurchase Equity Interests (i) upon the exercise of stock options, deferred stock units and restricted shares to the extent such Equity Interests represent a portion of the exercise price of such stock options, deferred stock units or restricted shares and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director, officer or an employee to pay for the taxes payable by such director, officer or employee upon such grant or award, (E) the Borrower may make cash payments in lieu of the issuance of fractional shares representing insignificant interests in the Borrower in connection with the exercise of warrants, options or other securities convertible into or exchangeable for shares of common stock in the Borrower, (F) each Restricted Subsidiary may make Restricted Payments to the Borrower or any other Restricted Subsidiary, (G) so long as no Event of Default has occurred and is continuing as of the date such dividend is declared (or, in the case of a Restricted Payment that is necessary or advisable (as determined by the Borrower in good faith) for the consummation of a Limited Condition Transaction, no Event of Default exists as of the date the definitive agreements for such Limited Condition Transaction are entered into), the Borrower may make additional Restricted Payments in an amount not to exceed the Available Amount; provided, that if such Restricted Payment is made in whole or in part in reliance on the Growth Amount, the Total Net Leverage Ratio shall be no greater than 4.60 to 1.00 on a pro forma basis, (H) the Borrower may make additional Restricted Payments; provided that at the time of and immediately after giving effect to any such Restricted Payment referred to in this clause (H), (1) no Event of Default shall have occurred and be continuing or would result therefrom (or, in the case of a Restricted Payment that is necessary or advisable (as determined by the Borrower in good faith) for the consummation of a Limited Condition Transaction, no Event of Default exists as of the date the definitive agreements for such Limited Condition Transaction are entered into) and (2) after giving effect to such Restricted Payment and any related transaction on a pro forma basis the Consolidated Total Net Leverage Ratio shall not exceed 4.00 to 1.00, (I) Restricted Payments made (1) in respect of working capital adjustments or purchase price adjustments pursuant to any Permitted Acquisition or other permitted Investment and (2) in order to satisfy indemnity and other similar obligations in respect of any Permitted Acquisition.
(ii)    The Borrower will not, and will not permit any Restricted Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness permitted by Section 7.03(a)(xii), or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any other Junior Debt, except:
(A)    payments of regularly scheduled interest and principal payments, mandatory offers to repay, repurchase or redeem, mandatory prepayments of principal premium and interest, and payment of fees, expenses and indemnification obligation in respect of any Junior Debt, other than payments in respect of any Subordinated Indebtedness prohibited by the subordination provisions thereof;
(B)    refinancings of Junior Debt with the proceeds of other Indebtedness permitted under Section 7.03(a);
(C)    payments of or in respect of Junior Debt solely by issuance of the common stock of the Borrower;
(D)    payments of or in respect of Junior Debt incurred by any Restricted Subsidiary that is not a Loan Party;
(E)    other payments of or in respect of Junior Debt; provided that at the time of and immediately after giving effect thereto, (1) no Event of Default or Default shall have occurred and be continuing or would result therefrom, (2) the amount of such payment shall not exceed the Available Amount as of the date thereof and (3) if such payment is made in whole or in part in reliance on the Growth Amount, the Total Net Leverage Ratio shall be no greater than 4.60 to 1.00 on a pro forma basis; and
(F)    payments of or in respect of Junior Debt in an unlimited amount; provided that (i) at the time of making such payment, no Event of Default, shall have occurred and be continuing or would immediately result therefrom and (ii) on a pro forma basis, the Total Net Leverage Ratio shall be no greater than 5.00 to 1.00.
(iii)    The Borrower will not, and will not permit any of the Restricted Subsidiaries to amend, modify or change in any manner materially adverse to the interests of the Lenders any term or condition of any documentation governing Junior Debt.
(i)    Transactions with Affiliates. The Borrower will not, and will not permit any Restricted Subsidiary to, sell, lease, license or otherwise transfer any assets to, or purchase, lease, license or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) transactions in the ordinary course of business at prices and on terms and conditions, taken as a whole, not less favorable to the Borrower or such Restricted Subsidiary than those that would prevail in an arm’s-length transaction with unrelated third parties, (ii) transactions between or among the Borrower and the Restricted Subsidiaries not involving any other Affiliate, (iii) any Restricted Payment permitted by Section 7.03(h), (iv) the payment of reasonable fees and compensation to, and the providing of reasonable indemnities on behalf of, directors and officers of the Borrower or any Restricted Subsidiary, as determined by the Board of Directors of the Borrower in good faith, (v) the Acquisition and any agreements entered into pursuant thereto, (vi) the transactions described on Schedule 7.03(i) or any amendment thereto to the extent such an amendment is not adverse to the Lenders in any material respect, (vii) (x) any reasonable or customary employment, consulting, service, severance, termination agreement, employee benefit plan, compensation arrangement, indemnification arrangement, or any similar arrangement entered into by the Borrower or a Restricted Subsidiary with a current or former director, officer or employee of the Borrower or a Restricted Subsidiary and payments related thereto; or (y) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Borrower, restricted stock plans, restricted stock unit plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of directors, officers and employees of the Borrower or a Restricted Subsidiary approved by the Board of Directors of the Borrower, (viii) (x) reimbursement of employee travel and lodging costs and other business expenses incurred in the ordinary course of business and (y) loans and advances to employees made in the ordinary course of business in compliance with applicable laws and consistent with the past practices of the Borrower or that Restricted Subsidiary, as the case may be; (ix) pledges of equity interests of Unrestricted Subsidiaries to secure Indebtedness of such Unrestricted Subsidiaries; (x) payments to or from, and transactions with, any joint venture (including without limitation, any cash management activities related thereto) and (xi) transactions approved by the majority of the disinterested members of the Board of Directors of the Borrower acting in good faith.
(j)    Restrictive Agreements. The Borrower will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that restricts or imposes any condition upon (i) the ability of the Borrower or any Restricted Subsidiary to create, incur or permit to exist any Lien upon any of its assets to secure the Obligations or (ii) the ability of any Restricted Subsidiary to pay dividends or other distributions with respect to its Equity Interests or to make or repay loans or advances to the Borrower or to Guarantee the Obligations; provided that (x) the foregoing shall not apply to (A) restrictions and conditions imposed by Requirements of Law or by any Loan Document, (B) restrictions and conditions existing on the Closing Date identified on Schedule 7.03(j) and any extension, renewal, amendment, modification or replacement thereof, except to the extent any such extension, renewal, amendment, modification or replacement expands the scope of any such restriction or condition, (C) customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided that such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (D) in the case of any Restricted Subsidiary that is not a wholly owned Restricted Subsidiary, restrictions and conditions imposed by its organizational documents or any related joint venture or similar agreement, provided that such restrictions and conditions apply only to such Restricted Subsidiary and to any Equity Interests in such Restricted Subsidiary, (E) [Reserved], (F) restrictions and conditions imposed by agreements relating to Indebtedness of Restricted Subsidiaries that are not Loan Parties permitted under Section 7.03(a), (G) restrictions and conditions with respect to cash to secure letters of credit and other segregated deposits that are permitted pursuant to Section 7.03(b)(viii), (H) restrictions and conditions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; (I) restrictions and conditions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; (J) restrictions and conditions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Borrower or any Restricted Subsidiary thereof in any manner material to the Borrower or any Restricted Subsidiary thereof and (K) restrictions and conditions contained in Hedging Obligations; (y) clause (i) of the foregoing shall not apply to (A) restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by Section 7.03(a) if such restrictions or conditions apply only to the assets securing such Indebtedness and (B) customary provisions in leases and other agreements restricting the assignment thereof and (z) clause (ii) of the foregoing shall not apply to restrictions and conditions imposed by agreements relating to Indebtedness of any Restricted Subsidiary in existence at the time such Restricted Subsidiary became a Restricted Subsidiary and otherwise permitted under Section 7.03(a) (but shall apply to any amendment or modification expanding the scope of, any such restriction or condition), provided that such restrictions and conditions apply only to such Restricted Subsidiary. Nothing in this paragraph shall be deemed to modify the requirements set forth in the definition of the term “Collateral and Guarantee Requirement” or the obligations of the Loan Parties under Sections 7.02(k), 7.02(l) or 7.02(p) or under the Collateral Documents.
(k)    [Reserved].
(l)    Changes in Fiscal Periods. The Borrower will not change its fiscal year or its method of determining fiscal quarters.

(m)    Swap Agreements. The Borrower will not, and will not permit any Restricted Subsidiary to, enter into any Swap Agreement, other than Swap Agreements entered into in the ordinary course of business and not for speculative purposes.
(n)    Margin Regulations; Use of Proceeds. Neither the Borrower nor any of its Subsidiaries, shall use all or any portion of the proceeds of any credit extended under this Agreement (i) to purchase or carry Margin Stock in violation of any of the regulations of the Board, including Regulations T, U and X. The Borrower will not request any Loan or Letter of Credit, and the Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Loan or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.
Section 7.04    Financial Covenant. (Maximum Senior Secured Net Leverage Ratio). Without the written consent of the Required Revolving Lenders, and solely with respect to the Revolving Facility, if at any time a Compliance Requirement then exists, the Borrower shall not permit the Senior Secured Net Leverage Ratio as of the end of any fiscal quarter to be greater than 7.00 to 1.00. The Senior Secured Net Leverage Ratio shall be calculated as of the last day of each fiscal quarter based upon (i) for Indebtedness, as of the last day of each such fiscal quarter and (ii) for Consolidated EBITDA, LTM Consolidated EBITDA.
ARTICLE 8
DEFAULTS
Section 8.01    Event of Defaults. Each of the following occurrences shall constitute an Event of Default under this Agreement:
(a)    Failure to Make Payments When Due. The Borrower shall (i) fail to pay when due any of the Obligations consisting of principal with respect to any Loan or Reimbursement Obligations with respect to Letters of Credit whether at the due date thereof or at a date fixed for prepayment thereof or otherwise; or (ii) shall fail to pay within five (5) Business Days of the date when due any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (i)) payable under this Agreement or the other Loan Documents.
(b)    Breach of Certain Covenants. (i) The Borrower shall fail to observe or perform any covenant, condition or agreement contained in Sections 7.01(b)(i), 7.02(b) (with respect to the existence of the Borrower) or 7.02(j) or in Section 7.03 or 7.04; provided that an Event of Default or Default that results from a failure of the Borrower to comply with Section 7.04 shall not constitute an Event of Default for purposes of the Term Facility or any facility other than the Revolving Facility unless and until the date upon which the Required Revolving Lenders have actually terminated all Revolving Loan Commitments and declared any Revolving Loans to be immediately due and payable in accordance with this Agreement; or

(ii)    any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in Sections 8.01(a) or 8.01(b)(i)), and such failure shall continue unremedied for a period of thirty (30) days after the earlier to occur of (A) the date on which written notice from the Administrative Agent or any Lender is received by the Borrower of such breach and (B) the date on which a member of the Senior Management Team of the Borrower or any Subsidiary Guarantor had knowledge of the existence of such breach.
(c)    Breach of Representation or Warranty. Any representation, warranty or certification made or deemed made by the Borrower to the Administrative Agent or any Lender herein or by the Borrower or any of its Restricted Subsidiaries in or in connection with this Agreement or any of the other Loan Documents or any amendment or modification thereof or waiver thereunder, or in any statement, report, certificate, financial statement or other document at any time given by any such Person pursuant to any of the Loan Documents shall be false or misleading in any material respect on the date as of which made (or deemed made).
(d)    Event of Default as to Other Indebtedness. (i) The Borrower or any Restricted Subsidiary shall fail to make any payment (whether of principal, interest, termination payment or other payment obligation and regardless of amount) in respect of any Material Indebtedness (other than the Obligations), when and as the same shall become due and payable (after giving effect to any applicable grace period).
(ii)    Any event or condition shall occur that results in any Material Indebtedness becoming due or being terminated or required to be prepaid, repurchased, redeemed or defeased prior to its scheduled maturity, or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf, or, in the case of any Swap Agreement, the applicable counterparty, to cause any Material Indebtedness to become due, or to terminate or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (ii) shall not apply to (A) any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the assets securing such Indebtedness or (B) any Indebtedness that becomes due as a result of a voluntary refinancing thereof permitted under Section 7.03(a).
(e)    Involuntary Bankruptcy; Appointment of Receiver, Etc. An involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any Material Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered.

(f)    Voluntary Bankruptcy; Appointment of Receiver, Etc. The Borrower or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation (other than any liquidation permitted by Section 7.03(c)(i)(D)), reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (a), (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) make a general assignment for the benefit of creditors, or the Board of Directors of the Borrower or any Material Subsidiary (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to above in this clause (f).
(g)    Judgments and Attachments. One or more judgments for the payment of money in an aggregate amount in excess of $50,000,000 (to the extent not covered by independent third-party insurance as to which the insurer has been notified of such judgment and has not denied coverage) shall be rendered against the Borrower or any Restricted Subsidiary, or any combination thereof, and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Restricted Subsidiary to enforce any such judgment.
(h)    Loan Documents and Collateral Matters. (i) Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under the Loan Documents) or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party or any other Person contests in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document.
(ii)    Any Lien purported to be created under any Collateral Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any material portion of the Collateral, with the priority required by the applicable Collateral Document, except (A) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents to a Person that is not a Loan Party, (B) the release thereof as provided in the applicable Collateral Document or Section 10.14 or (C) as a result of the failure of the Administrative Agent to (x) maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Collateral Agreement or (y) continue in accordance with applicable law the effectiveness of any UCC financing statement
(i)    [Reserved].

(j)    ERISA Event. An ERISA Event or other event or condition with respect to a Plan or Multiemployer Plan shall have occurred that, in the opinion of the Required Lenders, either alone or when taken together with all other ERISA Events that have occurred, is reasonably likely to subject either the Borrower or any of its Restricted Subsidiaries to liability individually or in the aggregate in excess of $50,000,000.
(k)    Change of Control. A Change of Control shall occur.
(l)    Borrower’s Right to Cure. Notwithstanding anything to the contrary contained in Section 8.01:
(i)    For the purpose of determining whether an Event of Default under Section 7.04 has occurred, the Borrower may on one or more occasions designate any portion of the net cash proceeds from a sale or issuance of Equity Interests (other than Disqualified Stock) of the Borrower or any cash contribution to the common capital of the Borrower (the “Cure Amount”) as an increase to Consolidated EBITDA for the applicable fiscal quarter; provided that (A) such amounts to be designated (i) are actually received by the Borrower during such fiscal quarter or on or prior to the tenth Business Day after the date on which financial statements are required to be delivered with respect to such fiscal quarter (or in the case of the fourth fiscal quarter of any fiscal year, the tenth Business Day after the date on which financial statements are required to be delivered with respect to such fiscal year) (the “Cure Expiration Date”) and (ii) do not exceed the aggregate amount necessary to cure any Event of Default under Section 7.04 as of such date and (B) the Borrower shall have provided notice to the Administrative Agent that such amounts are designated as a “Cure Amount” (it being understood that to the extent such notice is provided in advance of delivery of a Compliance Certificate pursuant to Section 7.01(a)(iii) for the applicable period, the amount of such Net Proceeds that is designated as the Cure Amount may be lower than specified in such notice to the extent that the amount necessary to cure any Event of Default under Section 7.04 is less than the full amount of such originally designated amount). The Cure Amount shall be added to Consolidated EBITDA for the applicable fiscal quarter and included when calculating Consolidated EBITDA for each Test Period that includes such fiscal quarter.
(ii)    The parties hereby acknowledge that this Section 8.01(l) may not be relied on for purposes of calculating any financial ratios other than for determining actual compliance with Section 7.04 (and not pro forma compliance with Section 7.04 that is required by any other provision of this Agreement) and shall not result in any adjustment to any amounts hereunder (including the amount of the Available Amount, Indebtedness, Consolidated Assets, Consolidated Senior Secured Debt or Consolidated Total Indebtedness or any other calculation of net leverage or Indebtedness hereunder (directly or by way of netting) and shall not be included for purposes of determining pricing, mandatory prepayments, financial ratio-based conditions and the availability or amount permitted pursuant to any covenant under Article 7) with respect to the quarter with respect to which such Cure Amount was made other than the amount of the Consolidated EBITDA referred to in Section 8.01(l)(i) above.
(iii)    In furtherance of Section 8.01(l)(i) above, (i) upon actual receipt and designation of the Cure Amount by the Borrower, the covenant under Section 7.04 shall be deemed retroactively cured with the same effect as though there had been no failure to comply with the covenant under such Section 7.04 and any Default, Event of Default or potential Event of Default under Section 7.04 shall be deemed not to have occurred for purposes of the Loan Documents, and (ii) neither the Administrative Agent nor any Lender may exercise any rights or remedies under Article 9 (or under any other Loan Document) on the basis of any actual or purported Event of Default under Section 7.04 until and unless the Cure Expiration Date has occurred without the Cure Amount having been received and designated. Notwithstanding the foregoing, no Credit Extension shall be made until receipt by the Administrative Agent of the Cure Amount or waiver of an Event of Default.
(iv)    (i) In each period of four consecutive fiscal quarters, there shall be at least two fiscal quarters in which no cure right set forth in this Section 8.01(l) is exercised and (ii) there shall be no pro forma reduction in Indebtedness (directly or by way of netting) with the Cure Amount for determining compliance with Section 7.04 for the fiscal quarter with respect to which such Cure Amount was made.
(v)    There can be no more than five fiscal quarters in which the cure rights set forth in this Section 8.01(l) are exercised during the term of this Agreement.
An Event of Default shall be deemed “continuing” until cured or until waived in writing in accordance with Section 9.03.
ARTICLE 9
ACCELERATION, DEFAULTING LENDERS; WAIVERS, AMENDMENTS AND REMEDIES
Section 9.01    Termination of Commitments; Acceleration. If any Event of Default described in Sections 8.01(e) or 8.01(f) occurs with respect to the Borrower, the obligations of the Lenders to make Loans hereunder and the obligation of the Issuing Banks to issue Letters of Credit hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of the Administrative Agent or any Lender. If any other Event of Default occurs, the Required Lenders may terminate or suspend the obligations of the Lenders to make Loans hereunder and the obligation of the Issuing Banks to issue Letters of Credit hereunder, or declare the Obligations to be due and payable, or both, whereupon the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower expressly waives. Without in any way limiting the foregoing, after the occurrence and during the continuance of an Event of Default, the Administrative

Agent shall be entitled to exercise its right to require cash collateral in support of 105.0% of the then aggregate outstanding L/C Obligations in accordance with Section 3.11.
Section 9.02    Defaulting Lender. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:
(a)    fees shall cease to accrue on the Revolving Loan Commitment of such Defaulting Lender pursuant to Section 2.14(c)(i);
(b)    the Commitments, Loans and other Revolving Credit Obligations of such Defaulting Lender shall not be included in determining whether the Required Lenders or Required Revolving Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 9.03); provided that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender affected thereby;
(c)    if any L/C Obligations exist at the time such Lender becomes a Defaulting Lender then:
(i)    all or any part of the L/C Obligations of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Pro Rata Shares of the Revolving Facility but only to the extent the sum of all non-Defaulting Lenders’ Revolving Credit Obligations plus such Defaulting Lender’s L/C Obligations do not exceed the total of all non-Defaulting Lenders’ Revolving Loan Commitments;
(ii)    if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one (1) Business Day following notice by the Administrative Agent cash collateralize for the benefit of each Issuing Bank only the Borrower’s obligations corresponding to such Defaulting Lender’s L/C Obligations (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 3.11 for so long as such L/C Obligations are outstanding;
(iii)    if the Borrower cash collateralizes any portion of such Defaulting Lender’s L/C Obligations pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 3.08 with respect to such Defaulting Lender’s L/C Obligations during the period such Defaulting Lender’s L/C Obligations are cash collateralized;
(iv)    if the L/C Obligations of the non-Defaulting Lenders are reallocated pursuant to clause (i) above, then the fees payable to the Revolving Lenders pursuant to Section 3.08 shall be adjusted in accordance with such non-Defaulting Lenders’ Pro Rata Shares of the Revolving Facility; and

(v)    if all or any portion of such Defaulting Lender’s L/C Obligations are neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any Issuing Bank or any other Lender hereunder, all Commitment Fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Revolving Loan Commitment that was utilized by such L/C Obligations) and letter of credit fees payable under Section 3.08 with respect to such Defaulting Lender’s L/C Obligations shall be payable to such Issuing Bank until and to the extent that such L/C Obligations are reallocated and/or cash collateralized; and
(d)    so long as such Lender is a Defaulting Lender, no Issuing Bank shall be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding L/C Obligations will be 100.0% covered by the Revolving Loan Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 9.02(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 9.02(c)(i) (and such Defaulting Lender shall not participate therein).
If (i) a Bankruptcy Event with respect to a parent of any Lender shall occur following the Closing Date and for so long as such event shall continue or (ii) any Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, such Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless such Issuing Bank, as the case may be, shall have entered into arrangements with the Borrower or such Lender, satisfactory to such Issuing Bank, as the case may be, to defease any risk to it in respect of such Lender hereunder.
In the event that the Administrative Agent, the Borrower and the Issuing Banks each agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the L/C Obligations of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Loan Commitment and on such date such Lender shall purchase at par such of the Revolving Loans of the other Revolving Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Pro Rata Share of the Revolving Facility.
Section 9.03    Waivers; Amendments. (a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under any other Loan Document are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this

Section 9.03, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement or the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.
(b)    Except as provided in Sections 2.05(b), 2.20 and 9.03(c), none of this Agreement, any other Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower, the Administrative Agent and the Required Lenders and, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders, provided that (i) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any technical error, ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five (5) Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment and (ii) no such agreement shall (A) increase the Commitment of any Lender without the written consent of such Lender, (B) reduce or forgive the principal amount of any Loan or reduce the rate of interest thereon or reduce or forgive any interest or fees (including any prepayment fees) payable hereunder without the written consent of each Lender directly affected thereby, (C) postpone the scheduled maturity date of any Loan, or the date of any scheduled payment of the principal amount of any Loan under Sections 2.14 or 2.21, or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby, (D) change Sections 12.02 or 12.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender, (E) change any of the provisions of this Section 9.03(b) or the percentage set forth in the definition of the terms “Required Lenders” or “Required Revolving Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (or each Revolving Lender or Lender of such Class, as the case may be); provided that, with the consent of the Required Lenders, the provisions of this Section 9.03(b) and the definition of the term “Required Lenders” may be amended to include references to any new class of loans created under this Agreement (or to lenders extending such loans) on substantially the same basis as the corresponding references relating to the existing Classes of Loans or Lenders, (F) release substantially all of the value of the Guarantees provided by the Guarantors (including, in each case, by limiting liability in respect thereof) created under the Collateral Agreement without the written consent of each Lender (except as expressly provided in Section 10.14 or the Collateral Agreement) (including any such release by the Administrative Agent in connection with any sale or other disposition of any Subsidiary upon the exercise of remedies under the Collateral Documents), it being understood that an amendment or other modification of the type of obligations guaranteed under the Collateral Agreement shall not be deemed to be a release or limitation of any Guarantee), (G) release all or substantially all the Collateral from the Liens of the Collateral Documents, without the written consent of each Lender (except as expressly provided in Section 10.14 or the applicable Collateral Document (including any such release by the Administrative Agent in connection with any sale or other disposition of the Collateral upon the exercise of remedies under the Collateral Documents), it being understood that an amendment or other modification of the type of obligations secured by the Collateral Documents shall not be deemed to be a release of the Collateral from the Liens of the Collateral Documents) and (H) change any provisions of any Loan Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of any Class differently than those holding Loans of any other Class, without the written consent of Lenders representing a Majority in Interest of each affected Class; provided, further that (1) no such agreement shall amend, modify, extend or otherwise affect the rights or obligations of the Administrative Agent without the prior written consent of the Administrative Agent; (2) no amendment, waiver or consent shall, unless in writing and signed by each Issuing Bank in addition to the Lenders required above, affect the rights or duties of Issuing Bank under this Agreement or any L/C Document relating to any Letter of Credit issued or to be issued by it; (3) [reserved]; (4) no amendment, waiver or consent shall be made to modify Section 7.04 or any definition related thereto (as any such definition is used for purposes of Section 7.04), accelerate the Revolving Facility upon a breach of Section 7.04 or waive any Event of Default resulting from a failure to perform or observe the requirements of Section 7.04 without the written consent of the Required Revolving Lenders; provided, however, that the waivers described in this clause (4) shall not require the consent of any Lenders other than the Required Revolving Lenders; and (5) any amendment, waiver or other modification of this Agreement that by its terms affects the rights or duties under this Agreement of the Lenders of one or more Classes (but not the Lenders of any other Class), may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite number or percentage in interest of each affected Class of Lenders that would be required to consent thereto under this Section if such Class of Lenders were the only Class of Lenders hereunder at the time. Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of, in the case of any amendment, waiver or other modification referred to in clause (c) of the first proviso of this paragraph, any Lender that receives payment in full of the principal of and interest accrued on each Loan made by, and all other amounts owing to, such Lender or accrued for the account of such Lender under this Agreement and the other Loan Documents at the time such amendment, waiver or other modification becomes effective and whose Commitments terminate by the terms and upon the effectiveness of such amendment, waiver or other modification.
(c)    Notwithstanding anything herein to the contrary, the Administrative Agent may, without the consent of any Credit Party, consent to a departure by any Loan Party from any covenant of such Loan Party set forth in this Agreement, the Collateral Agreement or in any other Collateral Document to the extent such departure is consistent with the authority of the Administrative Agent set forth in the definition of the term “Collateral and Guarantee Requirement.” Additionally, the Administrative Agent may, without the consent of any Lender: enter into any Junior Lien Intercreditor Agreement or Pari Passu Intercreditor Agreement (or any amendment or supplement thereto) to the extent the Loan Parties have incurred Indebtedness secured by Liens that are required to be subject to the Junior Lien Intercreditor Agreement or Pari Passu Intercreditor Agreement.

(d)    The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, waivers or other modifications on behalf of such Lender. Any amendment, waiver or other modification effected in accordance with this Section 9.03 shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.
(e)    If, in connection with any proposed amendment, waiver or consent requiring the consent of each Lender or each affected Lender, the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Borrower may elect to replace a Non-Consenting Lender as a Lender party to this Agreement with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver, or amendment, as applicable, pursuant to Section 2.19; provided that the applicable Replacement Lender shall have consented to the proposed amendment, waiver or consent.
Section 9.04    Preservation of Rights. No delay or omission of the Lenders or the Administrative Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Event of Default or an acquiescence therein, and the making of a Loan or the issuance of a Letter of Credit notwithstanding the existence of an Event of Default or the inability of the Borrower to satisfy the conditions precedent to such Loan or issuance of such Letter of Credit shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the Lenders required pursuant to Section 9.03, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Administrative Agent and the Lenders until all of the Obligations (other than contingent indemnity obligations) shall have been fully and indefeasibly paid and satisfied in cash, all financing arrangements among the Borrower and the Lenders shall have been terminated and all of the Letters of Credit shall have expired, been canceled or terminated.
ARTICLE 10
GENERAL PROVISIONS
Section 10.01    Survival of Representations. All representations and warranties of the Borrower contained in this Agreement shall survive delivery of this Agreement and the making of the Loans herein contemplated.

Section 10.02    Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.
Section 10.03    Performance of Obligations. The Borrower agrees that after the occurrence and during the continuance of an Event of Default, the Administrative Agent may, but shall have no obligation to, make any payment or perform any act required of the Borrower under any Loan Document to the extent the Administrative Agent determines that such action shall be necessary or advisable in order to protect or preserve the rights of the Lenders and Issuing Banks hereunder. The Administrative Agent shall use its reasonable efforts to give the Borrower notice of any action taken under this Section 10.03 prior to the taking of such action or promptly thereafter provided the failure to give such notice shall not affect the Borrower’s obligations in respect thereof. The Borrower agrees to pay the Administrative Agent, upon demand, the principal amount of all funds advanced by the Administrative Agent under this Section 10.03, together with interest thereon at the rate from time to time applicable to ABR Loans from the date of such advance until the outstanding principal balance thereof is paid in full. If the Borrower fails to make payment in respect of any such advance under this Section 10.03 within one (1) Business Day after the date the Borrower receives written demand therefor from the Administrative Agent, the Administrative Agent shall promptly notify each Lender and each Lender agrees that it shall thereupon make available to the Administrative Agent, in Dollars in immediately available funds, the amount equal to such Lender’s Pro Rata Share of such advance. If such funds are not made available to the Administrative Agent by such Lender within one (1) Business Day after the Administrative Agent’s demand therefor, the Administrative Agent will be entitled to recover any such amount from such Lender together with interest thereon at the Federal Funds Effective Rate for each day during the period commencing on the date of such demand and ending on the date such amount is received. The failure of any Lender to make available to the Administrative Agent its Pro Rata Share of any such unreimbursed advance under this Section 10.03 shall neither relieve any other Lender of its obligation hereunder to make available to the Administrative Agent such other Lender’s Pro Rata Share of such advance on the date such payment is to be made nor increase the obligation of any other Lender to make such payment to the Administrative Agent. All outstanding principal of, and interest on, advances made under this Section 10.03 shall constitute Obligations subject to the terms of this Agreement until paid in full by the Borrower.
Section 10.04    Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.
Section 10.05    Entire Agreement. The Loan Documents embody the entire agreement and understanding among the Borrower, the Administrative Agent and the Lenders and supersede all prior agreements and understandings among the Borrower, the Administrative Agent and the Lenders relating to the subject matter thereof other than the terms of any prior agreements or understandings which are expressly stated to survive the execution and delivery of this Agreement.

Section 10.06    Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other Lender (except to the extent to which the Administrative Agent is authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.
Section 10.07    Expenses; Indemnification. (a) Expenses. The Borrower shall reimburse the Administrative Agent and the Arrangers for any reasonable and documented costs, internal charges and out-of-pocket expenses (including the reasonable and documented fees, charges and disbursements of (i) one primary counsel for the Administrative Agent, the Arrangers and their Affiliates and (ii) any local counsel to the Lenders retained by the Arrangers or the Administrative Agent, limited to one local counsel in each relevant jurisdiction, paid or incurred by the Administrative Agent or the Arrangers in connection with the preparation, negotiation, execution, delivery, syndication, distribution (including, without limitation, via the internet or through a service such as IntraLinks) review, amendment modification and, after the occurrence and during the continuance of an Event of Default or a Default, administration of the Loan Documents. The Borrower also agrees to reimburse the Administrative Agent and the Arrangers and the Lenders for any reasonable and documented costs and out-of-pocket expenses (including the reasonable and documented fees, charges and disbursements of one primary counsel for the Administrative Agent, the Arrangers and their Affiliates and one primary counsel for the Lenders) paid or incurred by the Administrative Agent or the Arrangers or any Lender in connection with the collection of the Obligations and enforcement of the Loan Documents.
(b)    Indemnity. The Borrower further agrees to defend, protect, indemnify, and hold harmless the Administrative Agent, each Arranger and each and all of the Lenders and each of their respective Affiliates, and each of such Administrative Agent’s, Arranger’s, Lender’s, or Affiliate’s respective officers, directors, trustees, investment advisors, employees, attorneys and agents (including, without limitation, those retained in connection with the satisfaction or attempted satisfaction of any of the conditions set forth in Article 5) (collectively, the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses of any kind or nature whatsoever (including, without limitation, the fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitees shall be designated a party thereto), whether or not arising in connection with any third party claim, imposed on, incurred by, or asserted against such Indemnitees in any manner relating to or arising out of:
(i)    this Agreement, the other Loan Documents, or any act, event or transaction related or attendant thereto, the making of the Loans, and the issuance of and participation in Letters of Credit hereunder, the management of such Loans or Letters of Credit, the use or intended use of the proceeds of the Loans or Letters of Credit hereunder, or any of the other transactions contemplated by the Loan Documents; or

(ii)    any liabilities, obligations, responsibilities, losses, damages, personal injury, death, punitive damages, economic damages, consequential damages, treble damages, intentional, willful or wanton injury, damage or threat to the environment, natural resources or public health or welfare, costs and expenses (including, without limitation, attorney, expert and consulting fees and costs of investigation, feasibility or remedial action studies), fines, penalties and monetary sanctions and interest, whether direct or indirect, known or unknown, absolute or contingent, past, present or future, relating to any Environmental, Health or Safety Requirements of Law and arising from or in connection with the past, present or future operations of the Borrower, its Subsidiaries or any of their respective predecessors in interest or the past, present or future environmental, health or safety condition of any respective property of the Borrower, its Subsidiaries or any of their respective predecessors in interest, the presence of asbestos-containing materials at any respective property of the Borrower, its Subsidiaries or any of their respective predecessors in interest or the Release or threatened Release of any Contaminant (collectively, the “Indemnified Matters”);
provided, however, the Borrower shall have no obligation to an Indemnitee hereunder with respect to Indemnified Matters (i) caused by or resulting from the willful misconduct or gross negligence of such Indemnitee with respect to the Loan Documents, as determined by the final non-appealable judgment of a court of competent jurisdiction, (ii) relating to disputes between and among Indemnitees (other than disputes involving claims against the Arrangers and the Administrative Agent, in their respective capacities as such), or (iii) caused by or resulting from a material breach in bad faith by such Indemnitee of the Loan Documents.  If the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all Indemnified Matters incurred by the Indemnitees.  This Section 10.07(b) shall not apply with respect to Taxes, other than Taxes that represent losses, claims or damages arising from any non-Tax claim.
Each Indemnitee, with respect to any action against it in respect of which indemnity may be sought under this Section, shall give written notice of the commencement of such action to the Borrower within a reasonable time after such Indemnitee is made a party to such action. Upon receipt of any such notice by the Borrower, unless such Indemnitee shall be advised by its counsel that there are or may be legal defenses available to such Indemnitee that are different from, in addition to, or in conflict with, the defenses available to the Borrower or any of its Subsidiaries, the Borrower may participate with the Indemnitee in the defense of such Indemnified Matter, including the employment of counsel consented to by such Indemnitee (which consent shall not be unreasonably withheld); provided, however, that nothing provided herein shall entitle (a) the Borrower or any of its Subsidiaries to assume the defense of such Indemnified Matter or (b) the Borrower to effect any settlement in respect of any Indemnified Matter without the consent of the Indemnitees, such consent not to be unreasonably withheld or delayed.

(c)    Waiver of Certain Claims; Settlement of Claims. The Borrower further agrees to assert no claim against any of the Indemnitees on any theory of liability seeking consequential, special, indirect, exemplary or punitive damages. No settlement of any claim asserted against or likely to be asserted against an Indemnitee shall be entered into by the Borrower or any if its Subsidiaries with respect to any claim, litigation, arbitration or other proceeding relating to or arising out of the transactions evidenced by this Agreement or the other Loan Documents (whether or not the Administrative Agent or any Lender or any other Indemnitee is a party thereto) unless such settlement releases such Indemnitee from any and all liability with respect thereto.
(d)    Survival of Agreements. The obligations and agreements of the Borrower under this Section 10.07 shall survive the termination of this Agreement.
Section 10.08    Numbers of Documents. Upon request by the Administrative Agent, all material statements, notices, closing documents, and requests hereunder shall be furnished to the Administrative Agent with sufficient counterparts so that the Administrative Agent may furnish one to each of the Lenders.
Section 10.09    Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP. If the Borrower notifies the Administrative Agent that the Borrower wishes to amend any provision hereof to eliminate the effect of any change in GAAP (or in the application thereof) occurring after the Closing Date on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then the compliance of the Borrower and its Subsidiaries with such provision shall be determined on the basis of GAAP as in effect (and as applied) immediately before the relevant change became effective, until either such notice is withdrawn or such provision is amended in a manner satisfactory to the Borrower and the Required Lenders. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to (i) any election under Statement of Financial Accounting Standards 159, The Fair Value Option for Financial Assets and Financial Liabilities, or any successor thereto (including pursuant to the Accounting Standards Codification), to value any Indebtedness of the Borrower or any Restricted Subsidiary at “fair value,” as defined therein, and (ii) any change in GAAP occurring after the Closing Date as a result of the adoption of any proposals set forth in the Proposed Accounting Standards Update, Leases (Topic 840), issued by the Financial Accounting Standards Board on August 17, 2010, or any other proposals issued by the Financial Accounting Standards Board in connection therewith, in each case if such change would require treating any lease (or similar arrangement conveying the right to use) as a capital lease where such lease (or similar arrangement) was not required to be so treated under GAAP as in effect on the Closing Date.
Section 10.10    Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.
Section 10.11    Nonliability of Lenders. The relationship between the Borrower and the Lenders and the Administrative Agent shall be solely that of borrower and lender. Neither the Administrative Agent nor any Lender shall have any fiduciary responsibilities to the Borrower. Neither the Administrative Agent nor any Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower’s business or operations.
Section 10.12    GOVERNING LAW.
(A)    THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK; PROVIDED HOWEVER, THAT (A) THE INTERPRETATION OF THE DEFINITION OF “CLOSING DATE MATERIAL ADVERSE EFFECT” AND WHETHER OR NOT A CLOSING DATE MATERIAL ADVERSE EFFECT HAS OCCURRED, (B) THE DETERMINATION OF THE ACCURACY OF ANY SPECIFIED MERGER AGREEMENT REPRESENTATIONS AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF THE BORROWER OR ANY OF ITS AFFILIATES HAVE (OR ANY OF THEIR RESPECTIVE ASSIGNEES UNDER THE MERGER AGREEMENT HAS) A RIGHT TO TERMINATE ITS OR THEIR OBLIGATIONS THEREUNDER OR TO NOT CONSUMMATE THE ACQUISITION AND (C) WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, IN EACH CASE, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.
(B)    EACH OF PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK SITTING IN NEW YORK COUNTY, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR, TO THE EXTENT PERMITTED BY LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

NOTHING IN ANY LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO ANY LOAN DOCUMENT AGAINST THE BORROWER OR ITS RESPECTIVE PROPERTIES IN THE COURTS OF ANY JURISDICTION.
(C)    EACH OF PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.
(D)    EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.17. NOTHING IN ANY LOAN DOCUMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.
Section 10.13    WAIVER OF JURY TRIAL; ADVICE OF COUNSEL. (a) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
(b)    EACH OF THE PARTIES REPRESENTS TO EACH OTHER PARTY HERETO THAT IT HAS DISCUSSED THIS AGREEMENT AND, SPECIFICALLY, THE PROVISIONS OF SECTION 10.07 AND THIS SECTION 10.13, WITH ITS COUNSEL.
Section 10.14    Release of Liens and Guarantees. A Subsidiary Guarantor shall automatically be released from its obligations under the Loan Documents, and all security interests created by the Collateral Documents in Collateral owned by such Subsidiary Guarantor shall be automatically released, upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Guarantor ceases to be a Restricted Subsidiary (including any voluntary liquidation or dissolution of such Subsidiary Guarantor in accordance with Section 7.03(c)); provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. Upon any sale or other transfer by any Loan Party (other than to the Borrower or any other Loan Party) of any Collateral in a transaction permitted under this Agreement, or upon the effectiveness of any written consent to the release of the security interest created under any Collateral Document in any Collateral pursuant to Section 9.03, the security interests in such Collateral created by the Collateral Documents shall be automatically released. In connection with any termination or release pursuant to this Section 10.14, the Administrative Agent shall execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release, provided that the Borrower shall have provided the Administrative Agent such certifications or documents as the Administrative Agent may reasonably request. Any execution and delivery of documents pursuant to this Section shall be without recourse to or warranty by the Administrative Agent.
Section 10.15    Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.
Section 10.16    Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by (a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and (b) the effects of any Bail-in Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document;

or (iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.
Section 10.17    Giving Notice. (a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:
(i)    if to the Borrower, to it at:
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716
Attn: June D. Duchesne, Chief Legal Officer
Email: jduchesne@inovalon.com
with copies to:
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716
Attn: Jonathan Boldt, Interim Chief Financial Officer
Email: jboldt@inovalon.com
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019-9601
Attn: Spencer D. Klein, Esq.
Email: spencerklein@mofo.com
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019-9601
Attn: Mark S. Wojciechowski, Esq.
Email: mwojciechowski@mofo.com
(ii)    if to the Administrative Agent, to it at:
Morgan Stanley Senior Funding, Inc.
1300 Thames Street, 4th Floor
Thames Street Wharf
Baltimore, MD 21231
Attention: Inovalon Administrative Agent
Fax: (212) 507-6680
Email: agency.borrowers@morganstanley.com; and

(iii)    if to any other Lender, to it at its address (or facsimile number) set forth below its signature hereto.
(b)    (i) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications; and (ii) the Borrower agrees that the Administrative Agent may, but shall not be obligated to, make any Communication by posting such Communication on Debt Domain, Intralinks, Syndtrak or a similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” Neither the Administrative Agent nor any of its Related Parties warrants, or shall be deemed to warrant, the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, noninfringement of third-party rights or freedom from viruses or other code defects, is made, or shall be deemed to be made, by the Administrative Agent or any of its Related Parties in connection with the Communications or the Platform.
(c)    Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.
Section 10.18    Change of Address. The Borrower, the Administrative Agent and any Lender may each change the address for service of notice upon it by a notice in writing to the other parties hereto.
Section 10.19    Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by the Borrower, the Administrative Agent and the Lenders and each party has notified the Administrative Agent by telex or telephone, that it has taken such action. Delivery of an executed counterpart of this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.
Section 10.20    US Patriot Act. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Loan Party that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information including all applicable

“know your customer” and anti-money laundering rules and regulations that will allow such Lender or the Administrative Agent to identify such Loan Party in accordance with the Act.
ARTICLE 11
THE ADMINISTRATIVE AGENT
Section 11.01    Appointment and Authorization. Each of the Lenders and each Issuing Bank hereby irrevocably appoints the Administrative Agent as its administrative agent and collateral agent and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof, together with such actions and powers as are reasonably incidental thereto.
Section 11.02    Administrative Agent and Affiliates. The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.
Section 11.03    Action by Administrative Agent and Liability of Administrative Agent. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.03), and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.03) or in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or in connection herewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Documents or the occurrence of any Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral or (vi) the satisfaction of any condition set forth in Article 5 or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. Notwithstanding anything herein to the contrary, the Administrative Agent shall not be liable for, or be responsible for any loss, cost or expense suffered by the Borrower or any Lender as a result of, any determination of the All-in Yield.
Section 11.04    Reliance on Documents and Counsel. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.
Section 11.05    Employment of Agents. The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more subagents appointed by the Administrative Agent. The Administrative Agent and any such subagent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such subagent and to the Related Parties of the Administrative Agent and any such subagent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.
Section 11.06    Indemnification. To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent, the Arrangers or any Issuing Bank under any of the Loan Documents, including under Section 10.07(a) or (b) of this Agreement but without affecting the Borrower’s obligations with respect thereto, each Lender severally agrees to pay to the Administrative Agent or the Arrangers, as the case may be, ratably in accordance with such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Arrangers or any Issuing Bank, in their respective capacity as such.
Section 11.07    Successor Agent. Subject to the terms of this paragraph, the Administrative Agent may resign at any time from its capacity as such. In connection with such resignation, the Administrative Agent shall give notice of its intent to resign to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its intent to resign, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed by the Borrower and such successor. Notwithstanding the foregoing, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents, provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Collateral Document for the benefit of the Credit Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Credit Parties and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this paragraph (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Collateral Document, including any action required to maintain the perfection of any such security interest), and (b) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, provided, further that (i) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (ii) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall also directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article and Section 10.07, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its subagents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (a) above.
Section 11.08    Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any related agreement or any document furnished hereunder or thereunder.

Section 11.09    Administrative Agent, Arrangers. None of the Persons identified on the cover page to this Agreement, the signature pages to this Agreement or otherwise in this Agreement as an “Arranger” shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than if such Person is a Lender, those applicable to all Lenders as such. Without limiting the foregoing, none of the Persons identified on the cover page to this Agreement, the signature pages to this Agreement or otherwise in this Agreement as an “Arranger” shall have or be deemed to have any fiduciary duty to or fiduciary relationship with any Lender. In addition to the agreement set forth in Section 11.08, each of the Lenders acknowledges that it has not relied, and will not rely, on any of the Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.
Section 11.10    Information. The Borrower and each Lender acknowledge that, if information furnished by the Loan Parties pursuant to or in connection with this Agreement is being distributed by the Administrative Agent through the Platform, (a) the Administrative Agent may post any information that the Borrower has indicated as containing MNPI solely on that portion of the Platform designated for Private Side Lender Representatives and (b) if the Borrower has not indicated whether any information furnished by it pursuant to or in connection with this Agreement contains MNPI, the Administrative Agent reserves the right to post such information solely on that portion of the Platform designated for Private Side Lender Representatives. The Borrower agrees to clearly designate information provided to the Administrative Agent by or on behalf of the Borrower that is suitable to be made available to Public Side Lender Representatives, and the Administrative Agent shall be entitled to rely on any such designation by the Borrower without liability or responsibility for the independent verification thereof.
ARTICLE 12
SETOFF; RATABLE PAYMENTS
Section 12.01    Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if any Event of Default occurs and is continuing, any Indebtedness from any Lender to the Borrower (including all account balances, whether provisional or final and whether or not collected or available) may be offset and applied toward the payment of the Obligations owing to such Lender, whether or not the Obligations, or any part hereof, shall then be due.
Section 12.02    Ratable Payments. If any Lender, whether by setoff or otherwise, has payment made to it upon its respective Loans (other than payments received pursuant to Sections 4.01, 4.02 or 4.04 or as otherwise provided herein) in a greater proportion than that received by any other Lender, such Lender agrees, promptly upon demand, to purchase a portion of the Loans held by the other Lenders so that after such purchase each Lender will hold its ratable proportion of the applicable Loans. If any Lender, whether in connection with setoff or amounts which might be subject to setoff or otherwise, receives collateral or other protection for its Obligation or such amounts which may be subject to setoff, such Lender agrees, promptly upon demand, to take such action necessary such that all Lenders share in the benefits of such collateral ratably in proportion to the obligations owing to them. In case any such payment is disturbed by legal process, or otherwise, appropriate further adjustments shall be made.
Section 12.03    Application of Payments. Subject to the provisions of Section 9.02, the Administrative Agent shall apply all payments and prepayments in respect of any Obligations received after the occurrence and during the continuance of an Event of Default or Default in the following order:
(a)    first, to pay interest on and then principal of any portion of the Loans which the Administrative Agent may have advanced on behalf of any Lender for which the Administrative Agent has not then been reimbursed by such Lender or the Borrower;
(b)    second, to pay interest on and then principal of any advance made under Section 10.03 for which the Administrative Agent has not then been paid by the Borrower or reimbursed by the Lenders;
(c)    third, to pay Obligations in respect of any fees, expenses, reimbursements or indemnities then due to the Administrative Agent;
(d)    fourth, to pay Obligations in respect of any fees, expenses, reimbursements or indemnities then due to the Lenders and the issuer(s) of Letters of Credit, ratably among them in proportion to the amounts described in this clause fourth payable to them;
(e)    fifth, to pay interest due in respect of Loans and L/C Obligations and any fees, premiums and scheduled periodic payments on any Banking Services Obligations and Hedging Obligations, ratably among the Secured Parties in proportion to the respective amounts described in this clause fifth held by them;
(f)    sixth, to the ratable payment or prepayment of principal outstanding on Loans, Reimbursement Obligations, and all other Banking Services Obligations and Hedging Obligations, ratably among the Secured Parties in proportion to the respective amounts described in this clause sixth held by them;
(g)    seventh, to provide required cash collateral, if required pursuant to Section 3.11; and
(h)    eighth, to the ratable payment of all other Obligations, ratably based upon the respective aggregate amounts of all such Obligations owing to the Secured Parties on such date.
Unless otherwise designated (which designation shall only be applicable prior to the occurrence of an Event of Default) by the Borrower, all principal payments in respect of Loans shall be applied to the outstanding Loans first, to repay outstanding ABR Loans second, and then to repay outstanding Eurodollar Rate Loans with those Eurodollar Rate Loans which have earlier expiring Interest Periods being repaid prior to those which have later expiring Interest Periods. The order of priority set forth in this Section 12.03 and the related provisions of this Agreement are set forth solely to determine the rights and priorities of the Secured Parties as among themselves.
Section 12.04    Relations Among Lenders. (a) Except with respect to the exercise of setoff rights of any Lender in accordance with Section 12.01, the proceeds of which are applied in accordance with this Agreement, and except as set forth in the following sentence, each Lender agrees that it will not take any action, nor institute any actions or proceedings, against the Borrower or any other obligor hereunder or with respect to any Loan Document, without the prior written consent of the Required Lenders or, as may be provided in this Agreement or the other Loan Documents, at the direction of the Administrative Agent.
(b)    The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in case of the Administrative Agent) authorized to act for, any other Lender. The Administrative Agent shall have the exclusive right on behalf of the Lenders, at the direction of the Required Lenders, to enforce on the payment of the principal of and interest on any Loan after the date such principal or interest has become due and payable pursuant to the terms of this Agreement.
Section 12.05    Representations and Covenants Among Lenders. Each Lender represents and covenants for the benefit of all other Lenders and the Administrative Agent that such Lender is not satisfying and shall not satisfy any of its obligations pursuant to this Agreement with any assets considered for any purposes of ERISA or Section 4975 of the Code to be assets of or on behalf of any “plan” as defined in section 3(3) of ERISA or section 4975 of the Code, regardless of whether subject to ERISA or Section 4975 of the Code.
ARTICLE 13
BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS
Section 13.01    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (a) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Article 13. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in Section 13.02) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, each Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. The Administrative Agent may treat the Person which made any Loan or which holds any note as the owner thereof for all purposes hereof unless and until such Person complies with Section 13.03; provided, however, that the Administrative Agent may in its discretion (but shall not be required to) follow instructions from the Person which made any Loan or which holds any note to direct payments relating to such Loan or note to another Person. Any assignee of the rights to any Loan or any note agrees by acceptance of such assignment to be bound by all the terms and provisions of the Loan Documents. Any request, authority or consent of any Person, who at the time of making such request or giving such authority or consent is the owner of the rights to any Loan (whether or not a note has been issued in evidence thereof), shall be conclusive and binding on any subsequent holder or assignee of the rights to such Loan.
Section 13.02    Participations. (a) Permitted Participants; Effect. Any Lender may, without the consent of the Borrower, the Administrative Agent or the Issuing Banks, sell participations to one or more banks or other entities (other than Disqualified Lenders) (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the proviso to Section 9.03 that adversely affects such Participant. Subject to paragraph (b) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 4.01, 4.02, 4.03, 4.04 and 4.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.03. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.01 as though it were a Lender, provided such Participant agrees to be subject to Section 12.02 as though it were a Lender.
(b)    Limitation of Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 4.01, 4.02 or 4.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent (i) such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation, or (ii) the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 4.05 unless such Participant agrees to comply with Section 4.05 as though it were a Lender (it being understood that the documentation required under Section 4.05(g) shall be delivered to the participating Lender). Each Lender that sells a participation shall, acting solely for this purpose as a nonfiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in the obligations under this Agreement) except to the extent that such disclosure is necessary to establish that such interest is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and each Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.
Section 13.03    Assignments. (a) Consents. (i) Subject to the conditions set forth in paragraph (b) below, any Lender may assign to one or more assignees (other than any Disqualified Lender, any Defaulting Lender or any of its Subsidiaries, any natural person and, except as provided in Section 13.03(g) below, the Borrower or any of its Subsidiaries) (the “Purchasers”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:
(A)    the Borrower; provided that no consent of Borrower shall be required (x) for an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, (y) for an assignment by any Initial Lender in connection with the primary syndication of the Facilities to Lenders selected by the Initial Lenders in consultation with the Borrower and (z) if an Event of Default under Sections 8.01(a), 8.01(e), or 8.01(f) has occurred and is continuing, for any other assignment; provided, further that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof; and
(B)    the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of any Loan to a Lender, an Affiliate of a Lender or an Approved Fund; and
(C)    with respect to Revolving Loans and Revolving Loan Commitments, the Issuing Banks.
The Administrative Agent, in its capacity as such, shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Lenders (or providing the list to the Lenders). Without limiting the generality of the foregoing, the Administrative Agent, in its capacity as such, shall not (1) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (2) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Lender. The Administrative Agent shall post or otherwise make available to Lenders a list of all Disqualified Lenders.
(b)    Conditions. Assignments shall be subject to the following additional conditions:
(i)    except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s

Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than (x) in the case of Term Loans, $1,000,000 and (y) in the case of Revolving Loan Commitment, $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent; provided, that in any case, each assignment will be in an amount of an integral multiple of $1,000,000;
(ii)    each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under each Facility under this Agreement, provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of its Commitments or Loans;
(iii)    the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (except, in the case of contemporaneous assignments by any Lender to one or more Approved Funds, only a single processing and recording fee shall be payable for such assignments); and
(iv)    the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its affiliates, the Subsidiary Guarantors and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.
(c)    Effect; Closing Date. Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 4.01, 4.02, 4.03, 4.04, 4.05 and 10.07). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 13.03 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.02.
(d)    The Register. The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Loan Commitment of, and principal amount of the Loans and L/C Drafts owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Banks and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Issuing Banks and any Lender, at any reasonable time and from time to time upon reasonable prior notice.
(e)    Recording. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in this Section 13.03 and any written consent to such assignment required by this Section 13.03, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Sections 2.02(d), 2.17, 3.06, 3.07 or 11.06, the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.
(f)    Pledge to a Federal Reserve Bank. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including, without limitation, any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.
(g)    Dutch Auctions. Notwithstanding anything to the contrary contained herein, any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to any Affiliated Lender, the Borrower and any Subsidiary of the Borrower through auctions open to all Lenders holding the relevant Term Loans on a pro rata basis (a “Dutch Auction”) without the consent of the Administrative Agent; provided that:
(i)    any Term Loans acquired by the Borrower or any of its subsidiaries shall be retired and cancelled immediately upon the acquisition thereof; provided that upon any such retirement and cancellation, the aggregate outstanding principal amount of the Term Loans shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans so retired and cancelled, and each principal repayment installment with respect to the Term Loans pursuant to Section 2.21 shall be reduced on a pro rata basis by the full par value of the aggregate principal amount of Term Loans so cancelled;
(ii)    any Term Loans acquired by any Affiliated Lender may (but shall not be required to) be contributed to the Borrower or any of its subsidiaries (it being understood that any such Term Loans shall be retired and cancelled immediately upon such contribution); provided that upon any such cancellation, the aggregate outstanding principal amount of the Term Loans shall be deemed reduced, as of the date of such contribution, by the full par value of the aggregate principal amount of the Term Loans so contributed and cancelled, and each principal repayment installment with respect to the Term Loans pursuant to Section 2.21 shall be reduced pro rata by the full par value of the aggregate principal amount of Term Loans so contributed and cancelled;
(iii)    the relevant Affiliated Lender, the Borrower or applicable subsidiary (as applicable) and assigning Lender shall have executed and delivered an Affiliated Lender Assignment and Assumption;
(iv)    after giving effect to the relevant assignment and to all other assignments to all Affiliated Lenders, the aggregate principal amount of all Term Loans then held by all Affiliated Lenders shall not exceed 25% of the aggregate principal amount of the Term Loans then outstanding (after giving effect to any substantially simultaneous cancellations thereof) (the “Affiliated Lender Cap”); provided that each party hereto acknowledges and agrees that the Administrative Agent shall not be liable for any losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever incurred or suffered by any Person in connection with any compliance or non-compliance with this clause (g)(iv) or any purported assignment exceeding the Affiliated Lender Cap (it being understood and agreed that the Affiliated Lender Cap is intended to apply to any Loans made available to Affiliated Lenders by means other than formal assignment (e.g., as a result of an acquisition of another Lender by any Affiliated Lender or the provision of Additional Term Loans by any Affiliated Lender); provided, further, that to the extent that any assignment to any Affiliated Lender would result in the aggregate principal amount of Term Loans held by Affiliated Lenders exceeding the Affiliated Lender Cap (after giving effect to any substantially simultaneous cancellations thereof), the assignment of the relevant excess amount shall be null and void;
(v)    in connection with any assignment effected pursuant to a Dutch Auction conducted by the Borrower or any of its subsidiaries, no Event of Default shall exist at the time of acceptance of bids for the Dutch Auction;
(vi)    by its acquisition of Term Loans, each relevant Affiliated Lender shall be deemed to have acknowledged and agreed that:
(A)    the Term Loans held by such Affiliated Lender shall be disregarded in both the numerator and denominator in the calculation of any Required Lender or other Lender vote (and the Term Loans held by such Affiliated Lender shall be deemed to be voted pro rata along with the other Lenders that are not Affiliated Lenders); provided that (x) such Affiliated Lender shall have the right to vote (and the Term Loans held by such Affiliated Lender shall not be so disregarded) with respect to any amendment, modification, waiver, consent or other action that requires the vote of all Lenders or all Lenders directly and adversely affected thereby, as the case may be, and (y) no amendment, modification, waiver, consent or other action shall (1) disproportionately affect such Affiliated Lender in its capacity as a Lender as compared to other Lenders of the same Class that are not Affiliated Lenders or (2) deprive any Affiliated Lender of its share of any payments which the Lenders are entitled to share on a pro rata basis hereunder, in each case without the consent of such Affiliated Lender; and
(B)    such Affiliated Lender, solely in its capacity as an Affiliated Lender, will not be entitled to (i) attend (including by telephone) or participate in any meeting or discussion (or portion thereof) among the Administrative Agent or any Lender or among Lenders to which the Loan Parties or their representatives are not invited or (ii) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and one or more Lenders, except to the extent such information or materials have been made available by the Administrative Agent or any Lender to any Loan Party or its representatives (and in any case, other than the right to receive notices of Advances, prepayments and other administrative notices in respect of its Term Loans required to be delivered to Lenders pursuant to Article 2);
(vii)    no Affiliated Lender shall be required to represent or warrant that it is not in possession of material non-public information with respect to Holdings, the Borrower, its Subsidiaries or their respective securities in connection with any assignment permitted by this Section 9.05(g);
(A)    For the purpose of voting on any plan of reorganization or plan of liquidation pursuant to any Debtor Relief Laws (a “Bankruptcy Plan”), each Affiliated Lender hereby agrees (x) not to vote on such Bankruptcy Plan, (y) if such Affiliated Lender does vote on such Bankruptcy Plan notwithstanding the restriction in the foregoing clause (x), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such Bankruptcy Plan in accordance with Section 1126(e) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws) and (z) not to contest any request by any party for a determination by the Bankruptcy Court (or other applicable court of competent jurisdiction) effectuating the foregoing clause (y), in each case under this clause (viii)(A) unless such Bankruptcy Plan adversely affects such Affiliated Lender more than other Term Lenders in any material respect and (B) each Affiliated Lender hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Affiliated Lender and in the name of such Affiliated Lender (solely in respect of Loans therein and not in respect of any other claim or status such Affiliated Lender may otherwise have), from time to time in the

Administrative Agent’s discretion to take any action and to execute any instrument that the Administrative Agent may deem reasonably necessary or appropriate to carry out the provisions of this clause (viii), including to ensure that any vote of such Affiliated Lender on any Bankruptcy Plan is withdrawn or otherwise not counted
Section 13.04    Confidentiality. The Administrative Agent, each Lender and each Arranger agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by any Requirement of Law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 13.04, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any rating agency, insurer or insurance broker or actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower, its Subsidiaries and their obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section, (ii) becomes available to the Administrative Agent, any Lender or any Arranger on a non-confidential basis from a source other than the Borrower or (iii) is independently developed, discovered or arrived at by the Administrative Agent, any Lender or any Arranger. For the purposes of this Section, “Information” means all information received from the Borrower relating to the Borrower or its business or the Collateral, other than any such information that is available to the Administrative Agent or any Arranger or Lender on a non-confidential basis prior to disclosure by the Borrower. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.
Section 13.05    Dissemination of Information. The Borrower authorizes each Lender to disclose to any Participant or Purchaser or any other Person acquiring an interest in the Loan Documents by operation of law (each a “Transferee”) and any prospective Transferee any and all information in such Lender’s possession concerning the Borrower and its Subsidiaries; provided that prior to any such disclosure, such prospective Transferee shall agree to preserve in accordance with Section 13.04 the confidentiality of any confidential information described therein.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

INOVALON HOLDINGS, INC., as
Borrower
By:	/s/ KEITH R. DUNLEAVY, M.D.
Name: Keith R. Dunleavy, M.D.
Title: Chief Executive Officer
MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent
By:	/s/ JONATHON RAUEN
Name: Jonathon Rauen
Title: Authorized Signatory
MORGAN STANLEY SENIOR FUNDING, INC., as a Revolving Lender, Term Lender and as an Issuing Bank

By:	/s/ JONATHON RAUEN
Name: Jonathon Rauen
Title: Authorized Signatory
CITIBANK, N.A., as an Issuing Bank and a Revolving Lender
By:	/s/ MICHAEL TORTORA
Name: Michael Tortora
Title: Director
GOLDMAN SACHS BANK USA, as an Issuing Bank and as a Revolving Lender
By:	/s/ THOMAS MANNING
Name: Thomas Manning
Title: Vice President
JPMORGAN CHASE BANK, N.A., as an Issuing Bank and as a Revolving Lender
By:	/s/ JUSTIN BURTON
Name: Justin Burton
Title: Vice President